10/16

06018131

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GN Store Nord A/S

*CURRENT ADDRESS Markaervej 2A
P.O. Box 249
DK 2630 Taastrup
Denmark

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

FILE NO. 82- 35034

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/6/06

GN

January 17, 2005

ANNOUNCEMENT NO: 1

GN expanding into mobile gaming

GN's mobile division, GN Mobile, a developer and manufacturer of headsets for cell phones, is expanding its business area to include mobile gaming accessories, including headsets. Although currently much smaller than the market for mobile headsets, this is a market segment set for heavy expansion.

GN Mobile has signed an agreement with Nokia to develop and market new innovative accessories for N-Gage game decks.

The effect of the agreement on GN's revenues and earnings will be included in the projections for 2005 that will be announced in the 2004 full-year earnings release scheduled for February 21.

For further information, please contact:

Morten Steen-Jørgensen
Executive Vice President

GN Mobile A/S (GN Netcom A/S)
Tel: +45 2634 8535

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel: +45 7211 1840

About GN Store Nord
GN Store Nord has helped people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications enhancing user mobility and quality of life. GN Store Nord develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally.

GN

February 21, 2005

ANNOUNCEMENT NO: 2

GN annual report 2004

At a meeting today, the Supervisory Board of GN Store Nord considered the present Annual Report 2004. The Annual Report has been prepared in accordance with IFRS (International Financial Reporting Standards) and the accounting policies applied in the Annual Report 2003.

Høje-Taastrup, February 21, 2005

Mogens Hugo Jørgensen Chairman	Jørn Kildegaard President & CEO

Fourth quarter 2004 highlights

Revenue was DKK 1,477 million versus DKK 1,311 million in Q4 2003.

EBITA rose to DKK 193 million from DKK 186 million in Q4 2003.

EBT rose to DKK 163 million from DKK 105 million in Q4 2003.

Adjusted for non-recurring items, the cash flow from operating activities was DKK 366 million against DKK 206 million in Q4 2003.

Improvements set to continue in 2005

Revenue growth continues and EBITA set to improve by at least 10% in 2005.

With the major restructurings of GN's production apparatus, development departments and sales units now completed, the effects of the ongoing structural improvement on GN's profitability will gradually wear off. Going forward, seasonal earnings fluctuations will become more pronounced, with most of the profit being generated in the second half of the year.

The effect will grow stronger in 2005, due to our greater focus on the markets for office headsets and hearing instruments and the greater priority given to profitable revenue

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

growth. We plan to increase investment in development operations in order to strengthen long-term growth opportunities. Overall, marketing and development costs are being upgraded by up to DKK 150 million relative to 2004.

Financial Highlights for 2003, 2004 and Outlook for 2005

(DKK millions)	Outlook for 2005	2004	2003
	Danish kroner-US dollar 5.75	Danish kroner-US dollar 5.99	Danish kroner-US dollar 6.59
Revenue			
Contact Center & Office	at least 1,400	1,316	1,279
Mobile Headsets	at least 1,300	1,198	481
Hearing Instruments	approx. 2,700	2,670	2,617
Audiologic Diagnostics Equipment	approx. 350	348	351
GN total	**at least 5,700**	**5,548**	**4,742**
EBITA			
Contact Center & Office	19%-21%	19.5%	-
Mobile Headsets	1%-3%	1.7%	-
Hearing Instruments	20%-22%	19.8%	-
Audiologic Diagnostics Equipment	moderate profit	(2.0)%	-
GN total	**800-850**	**727**	**549**
Amortization, etc.			
GN total	**approx. 70**	**195**	**286**
GN total	**725-775**	**532**	**263**
Cash flow from operating activities*			
GN total	**no guidance provided**	**999**	**640**

*adjusted for non-recurring items

Proposed resolutions for the Annual General Meeting in summary

1. The Board proposes that the authorization to buy back up to 10% of the share capital be extended. The authorization will be used, *inter alia*, to acquire treasury shares for a total market value of DKK 400 million.
2. The Board proposes a dividend of DKK 0.60 per share.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord
Tel.: +45 7211 1888

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

GN

February 25, 2005

ANNOUNCEMENT NO: 3

Notice of Annual General Meeting 2005

Enclosed is the notice of the Annual General Meeting 2005.

For further information, please contact:

Peter W. Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

To the shareholders of
GN Store Nord A/S

Taastrup, February 25, 2005

The Annual General Meeting of GN Store Nord A/S (hereinafter the "Company") will be held on

Monday, March 14, 2005, at 3.30 pm

at the Radisson SAS Falconer Conference Center, Falkoner Allé 9, DK-2000 Frederiksberg, Denmark, for the following purposes:

(a) To receive the report of the Supervisory Board on the Company's activities in 2004

(b) To receive a presentation of the audited Annual Report for adoption and to vote on a resolution for the ratification of the acts of the Supervisory Board and the Executive Management

(c) To consider a resolution for the appropriation of the profit for the year in accordance with the Annual Report as adopted

(d) To consider a resolution from the Supervisory Board authorizing the Supervisory Board to let the Company and its subsidiaries acquire up to 10% of the Company's shares

(e) To consider resolutions submitted by the Supervisory Board in respect of amendments to the Company's Articles of Association

(f) To elect members to the Supervisory Board

(g) To appoint a state-authorized public accountant to act as the Company's auditor

(h) Any other business.

GN Store Nord A/S Mårkærvej 2A, Postboks 249, 2630 Taastrup
Telefon: 72 111 888
Telefax: 72 111 889
www.gn.com
info@gn.com
CVR-nr. 24257843

The agenda and the full wording of the resolutions to be submitted at the Annual General Meeting together with the 2004 Annual Report will be available for inspection by the shareholders as from March 4, 2005 at the Company's offices at Mårkærvej 2A, DK-2630 Taastrup, Denmark. The full wording of the resolutions will be forwarded to all shareholders together with this letter, whereas the Annual Report will only be sent to the shareholders who have requested receipt thereof. The 2004 Annual Report is available at www.gn.com.

Shareholders who have obtained an admission card for themselves and, if applicable, for an accompanying advisor by Wednesday, March 9, 2004 at 3.30 pm at the latest shall be entitled to attend the Annual General Meeting. To order an admission card for the Annual General Meeting, please fill in and return the enclosed form. Admission cards may also be obtained from www.gn.com.

Only shareholders entitled to attend who have obtained admission cards in due time shall be entitled to vote. For a shareholder to exercise his or her voting right, the share upon which the voting rights are based must be registered in that shareholder's name in the Register of Shareholders. A shareholder who has acquired a share by transfer must have had such share registered in his or her name at the time the Annual General Meeting is called, or the shareholder must have registered and documented his or her acquisition at the time the Annual General Meeting is called.

A shareholder who does not expect to attend the Annual General Meeting may issue a proxy to the Chairman of the Supervisory Board or to a person appointed by such shareholder attending the Annual General Meeting. Proxies may be nominated using the enclosed proxy form.

Pursuant to section 78 of the Danish Companies Act, adoption of the resolutions submitted as item (e) on the agenda requires approval by not less than two-thirds of both the votes cast and the voting share capital represented at the Annual General Meeting.

Please direct any queries you may have in respect of this notice to the Company on tel. +45 72 111 888.

By order of the Supervisory Board

GN

RECEIVED
2005 OCT 16 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 1, 2005

ANNOUNCEMENT NO.: 4

Change in insider shareholdings in GN Store Nord A/S

Please find enclosed a statement of shares held by GN's insiders issued in pursuance of the Danish Securities Trading Act.

Securities code	Trading date	Number of shares traded, net	Market value (DKK)	Total number of shares held	Total market value (DKK)
DK0010272632	02.28.2005	-1,780	108,400.00	185,205	11,303,061.00

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has helped people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

March 14, 2005

ANNOUNCEMENT NO: 5

AGM 2005 – Chairman's Report

Please find enclosed the Chairman's Report submitted to the GN Store Nord Annual General Meeting held on March 14, 2005.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

Chairman's Report, GN Store Nord Annual General Meeting, March 14, 2005

Introduction

2004 was an ordinary year and a good year for GN.

The reason I say ordinary is that this was the first time in quite a number of years that we didn't make radical changes to our company. The Annual Report we are submitting for adoption today contains not a single non-recurring item for restructuring. As you can see, GN achieved a decent performance as a single business organization with four business areas in normal operations – in fact, better than we had expected at the start of the year.

And, perhaps more importantly, our potential remains largely untapped. There are still ways of doing things better, to enhance sales and improve earnings. We know what to focus on, and we are pursuing opportunities consistently and proactively.

Financial review

I will spare you the details of the financial statements, but let me just mention a few highlights:

Revenue was up 17% to more than DKK 5.5 billion. Our revenue growth rate was actually higher than that, but with about half of our sales being settled in USD or USD-related currencies, US dollar depreciation impacted the translation of revenue to Danish kroner. Adjusting for this factor, our sales in constant exchange rates rose by a full 22%. The driver of our growth was mobile headsets. In my report to the shareholders at last year's AGM, I told you that mobile headsets would be a focus area for us and a growth area, and I think it's fair to say that the figures speak for themselves. Our mobile headset revenue rose by more than DKK 700 million!

Our operating profit before amortization of goodwill – EBITA – improved by even more than our revenue: by more than 30% to DKK 727 million. That's over DKK 50 million more than the guidance we issued originally. We've put in a good performance, but as I said before: there's still room for improvement.

Profit before tax doubled to DKK 532 million, and after tax we also doubled the figure, surpassing the half-a-billion-kroner mark. This includes the gain from the stake in a mobile phone company in Moldova, which we sold in keeping with the strategy of focusing on headsets, hearing instruments and audiologic diagnostics equipment. But even without this gain our bottom line improved by 86%, driven exclusively by our day-to-day operations.

From 2001 to 2003, as we were implementing most of the major restructurings of GN, it was very difficult for us to manage our working capital and that impacted our cash flows from operations. This has also changed significantly for the better. In 2004, we generated cash flows of almost a billion kroner (DKK 959 million) from operations, so if we disregard non-recurring items, our cash flows improved by DKK 368 million from 2003.

We've allocated part of the cash flow from operations to reduce GN's debt. Two years ago, our interest-bearing debt peaked at DKK 1.3 billion, but when we closed the books last year, that figure had dropped to DKK 245 million. In other words, we've eliminated more than DKK 1 billion of our debt in two years, and GN has now built up a lot of financial muscle: we have an equity ratio of almost 76% and our year-end equity stood at more than DKK 4.6 billion.

You will probably remember that GN made a number of acquisitions of headset and hearing instrument businesses in the late 1990s while divesting – until 2003 – other operations. We emerged from that process as a business positioned among the global leaders in our four business areas, providing us with an excellent platform. However, GN would have to go through very substantial changes before truly being in a position to reap the benefits of these acquisitions.

And the changes we've made have been substantial: On the production side, we've shut down ten major sites, consolidated almost all of our production capacity in China and relocated almost 2,000 jobs. We've moved our development to a few, large competence centers in Denmark and the United States. We've allocated more resources to sales and marketing and consolidated these functions at fewer sites. We've completed a thorough trimming of our much-too-large product and brand portfolios. We've introduced better management systems, restructured our logistics and shortened our supply channels, and we've been very successful in our efforts to reduce the working capital.

The earnings and cash flow improvements we are now seeing are the results of these comprehensive efforts. We've leveraged on the opportunities of globalization by moving business activities and functions to the most appropriate locations. In Denmark, we've eliminated 100 jobs in manufacturing, but in return we've created about 300 knowledge-intensive positions, most of which are in marketing or development. We have 1,200 employees in China, most of them in manufacturing but we're increasingly employing more staff in sales, logistics, procurement and development. As a matter of fact, we have about 30 people in China working in development; we are working to determine what kind of knowledge-intensive functions must remain in the West. It will be several years before we have the answer to that question, but fortunately the Øresund region offers a very strong development environment for the technologies GN requires, so there is no doubt that Denmark is still the right location for our company.

So, the major restructurings in GN are now a thing of the past. Today, GN is the world's number one operator in wireless headsets for cell phones and for audiologic diagnostics equipment. We're number two in headsets for contact centers and offices (CC&O) and in hearing instruments, we're tied for third place. These are positions of strength that we can use as a platform for further expansion. We will take a proactive approach to generating organic growth throughout our organization, just as we will pursue opportunities for improving growth through acquisitions.

CC&O

Let me now share with you a few of the highlights from our four business areas. First, CC&O: headsets for contact centers and offices. CC&O generated decent growth of 7% adjusted for USD depreciation, and a satisfactory EBITA margin of 19.5%. Now that we've

moved all production to China and our entire US sales force to New Hampshire, the CC&O business has become very competitive, and as market conditions have improved, especially in the United States, it's time to accelerate our growth.

To do that, we will have to build a strong position with the US retail chains, as their customers demand functional and stylish wireless headsets, and we're already well underway. But achieving growth will also require that we have the products for Voice over IP – computer-based telephony via the Internet. In December, we introduced three new headsets for the VoIP market, and we expect that Internet telephony will contribute strongly to market expansion, so the market for office headsets can grow by 10-20% in future. We project 10% sales growth and an EBITA margin of 19-21% in 2005.

Mobile headsets
GN's mobile headset sales surged by 150% last year to almost DKK 1.2 billion. The strong growth came as a surprise to us, deriving mainly from some very large orders from our OEM customers; these are some of the world's leading manufacturers of cell phones and their order patterns can be very unpredictable. On the other hand, headset sales in our own brand, Jabra, also improved strongly: by 70%. Overall, we sold 13 million headsets and retained the position as the world market leader.

As we've said before, GN Mobile operates on a new, very competitive market with a lot of players trying for position. We spend a lot of money and resources extending our geographical coverage and increasing the awareness of the Jabra brand, even though these massive efforts have a severe impact on our earnings. However, having a strong brand is an absolute *must*, if we are to generate decent earnings in the long term. We anticipate sales to continue to grow in 2005, but our earnings will be restrained by the continued build-up. We project an EBITA margin of 1-3%.

We expect that this market will be expanding for some years yet and that part of our own growth will be based on accessories. In January, we signed an agreement with Nokia to develop and market accessories for Nokia's N-Gage division, so we will now also come to play an active role in telephony, music, games and other functionality that can be incorporated in personal communication devices.

Hearing instruments
Before I begin to talk about our hearing instrument division, I'd like to look back to 2000. Back then, GN had just acquired four small hearing instrument manufacturers and we were in the process of merging them with our own unit, Danavox. I don't think anyone else at the time believed that a beautiful swan would ever emerge from what most of all looked like five ugly ducklings.

In 2000, the five businesses had a combined EBITA margin of only 6.5% and they were trailing the competition by a wide margin. In the fourth quarter of last year, GN ReSound (our hearing instrument division) reported an EBITA margin of 23.5%, lifting the full-year figure to 19.8%. The very tough restructurings and trimmings completed in recent years have produced significant improvements both relatively speaking and in absolute figures, and GN ReSound has now won promotion to the premier league in terms of earnings. We

are not among the absolute leaders, so there's still room for improvement and we can still find ways of enhancing our earnings.

This year's goal is to retain our market share and to lift our revenue by 4% in DKK-terms and to boost our full-year EBITA margin to 20-22%. We plan to launch exciting innovative products and to strengthen our marketing efforts, and we continue to consider hearing instruments as an attractive market segment.

Audiologic diagnostics equipment
So as you can see, enhancing growth is the common goal of GN's three largest business areas in 2005. For the smallest division, audiologic diagnostics equipment, prospects are a little different. A new division management was appointed on October 1, and it is currently in the process of adapting and refocusing the business and of prioritizing the many small business operations. This means that 2005 revenue will be largely unchanged, but also that last year's minor loss should be turned into a slight profit.

There are a lot of good things to build on in GN Otometrics: We have run in a whole new product platform, gaining a technological edge on the competition in the process. We have prior positive experience in moving part of the production to China and in introducing automation in other areas. And we hold a global market share of about 25% on which to generate reasonable earnings. We will hardly be able to lift the performance all the way up to the standards of the CC&O and hearing instrument businesses, but we're willing to settle for less, because audiologic diagnostics equipment also plays a strategic role for our hearing instrument division. Having a presence in all links of the chain, from diagnosing hearing loss to providing the solution for it is an important value creator.

Shareholder returns
The GN stock appreciated by DKK 21 per share last year, or by 53%. This was the second best performance among companies in the KFX index in 2004, and the year before that, in 2003, our share price rose by more than any other KFX stock. This is something we should all be pleased about, but your Board doesn't forget for a moment that, in 2000, the share price was substantially higher than it is now; that was back when just about any stock that had anything at all to do with technology was tantamount to gold on the stock market.

The Board's guiding principle remains to create value for the shareholders. Generally, we endeavor to do that by having a skilled executive management, by defining a forward-looking strategy and by making the right decisions; in fact, by building the foundation for a business that creates value for its owners, both today and for the days to come. The Executive Management and our staff build on the foundation and create results, and we present our plans and expectations openly – more openly than most other companies in Denmark, in fact.

Last year, we made it even easier to gain an insight into GN's four business areas when we added more information to our quarterly reports. And please forgive me, but I feel we deserve a pat on the back: only a few months ago, in January, GN was awarded the Information Award by the Danish Society of Investment Professionals for the first time since the award was introduced 23 years ago. The award was a big nod of approval for

the depth and breadth of the information we provide to the market, but it is also an obligation to stay on track and continue to service financial analysts, institutional and private investors to the best of our ability.

Today, your Board is proposing to declare a dividend of DKK 0.60 per share of DKK 4, just as we did last year. Adding the dividend to the share price appreciation of last year produces a total shareholder return of 54% in 2004, and I hope you will agree: that's really quite respectable by all standards!

We intend to speed up the direct value creation to our shareholders. As I said before, we've now built up so much financial strength and our cash flows from operations are so strong that we could soon wipe out GN's debt. That's why the Board has resolved to let the company, in addition to paying a dividend, acquire treasury shares for up to DKK 400 million. We will begin to buy back shares provided you extend our authorization today to acquire up to 10% of the company's shares. Combined, the DKK 400 million and the DKK 132 million in dividends mean that we will be returning DKK 532 million to our shareholders this year. That's about the same amount as all of last year's profit before tax!

Focusing on our employees
I said before that 2004 was an ordinary year – an ordinary year, but a good year. Obviously, this means that we can do better, and we will do better!

In order to accelerate growth and earnings, we plan to raise our investments in development and marketing, but I'll get back to that in a minute. We also intend to invest more in our employees.

In 2003, when we created the New GN, merging a number of functions, we also consolidated our HR department. One of the motives for doing that was to generate growth for GN, and of course achieving that hinges on our ability to attract and retain employees with the right skills. Last year, we strengthened HR even further, and we spent quite a bit of energy globalizing our systems and practices. It is important to remember that in terms of HR, GN's largest country is China, followed by the United States, with Denmark only coming in third. This means that we have to think globally, our staff must act globally; and we plan to attract more international managers and specialists at GN. This also applies to Copenhagen, where this group already numbers about 50 employees of foreign nationality.

But we can't stop there. It is essential for GN's development that we have a corporate culture with room to think aloud, develop ideas and devise new products and new ways of getting to the market. We're not here just for fun, but it has to be fun to go to work, and it is important that our employees feel their market value growing day by day, just like our company. We need to motivate our employees to invest their time and commitment into creating value for GN, because by doing so they are also making an investment in themselves. That's why we will be focusing even more on people. We want GN to be even more renowned for being a good and dynamic place to work that our employees are proud of.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

New Board member
For this purpose, we intend to seek inspiration from others with experience in developing people globally. That's one of the reasons why the Supervisory Board is proposing that Ms Lise Kingo be elected to the Board in place of Peter Voss who, as you know, resigned last year.

Ms Kingo is the executive vice president of Novo Nordisk in charge of human resources, working environment, organization and communications and she brings with her experience and competence in these fields that GN, like most other businesses, can certainly benefit from. The item "To elect members to the Supervisory Board" will include a proper presentation of Ms Kingo who is unfortunately unable to be here today, as she is currently on a business trip to India. But she sends her regards and she asked me to tell you that she is really looking forward to this new challenge which she gave a lot of thought to before accepting.

Whether we like it or not – GN is an engineer-intensive business strongly inspired by engineers' way of thinking, and that also applies to our management. Ms Kingo's background is different: her educational background is in religious and classical studies as well as marketing. Adding to that her work experience, she will definitely bring to GN some of the other skills we need.

Share option plans
When discussing how to motivate our staff we can't avoid the topic of compensation. At last year's general meeting, the Board promised to consider carefully GN's system of compensation – especially the use of share options – and to report to you on the considerations made.

Over the past year, the Board has consulted some of GN's largest shareholders; we have had discussions with our own managers and specialists and we have asked international experts to review GN's share option programs. During our discussions, we have tried to find out whether options are the right tool for GN or if there are better alternatives.

The conclusion is straight forward: Options is the best way to motivate employees, both short term and long term, and for a number of reasons. Let me highlight the most important ones:

- First of all, options align the interest of the employees and the shareholders, i.e. an increase in the share price; an option will be of value to the employees only if the share price appreciates by a given percentage. In other words, employees won't benefit until value has been created to the shareholders;

- Secondly, options represent the most common instrument used by the companies we compete with, especially in the United States. If we want to attract and retain the right people, we have to use the incentive they know: options.

Accordingly, we have decided to continue using share options but will make a slight adjustment to our program. We won't change the basics; that it will take a certain

percentage increase in the share price to trigger the pay-out. But we will extend the program to include more employees. That's because GN's current option program is quite a bit smaller than the ones operated by our peers in Europe, not to mention in the United States.

Last year, we granted a total of 1.2 million share options to 79 employees, expensing a theoretical market value of DKK 15 million, i.e. less that the DKK 18 million we had expected at the time of last year's AGM. This year, we will expand the program by about 50% in value, motivated not least by the fact that in the United States, good employees are in very high demand. To accommodate this, we will be asking for approval to increase the share capital by DKK 8 million in nominal value to cover additional option awards.

GN's total compensation package to our employees consists of a salary, share options and bonus payments. We use bonuses to reward extraordinary efforts and results, and we can pay a bonus of up to 30% of an executive's salary, for example, subject to GN achieving certain targets for cash flows and earnings. Looking at the combined compensation package to our employees, we believe that with the extension of our share option plan we have the right offering and the necessary one for our existing and future employees.

And while we're at the pecuniary issues, as you can see from the financial statements, your Board's remuneration was unchanged in 2004: DKK 150,000 to Board members, twice that to the Deputy Chairman and triple that to the Chairman, for a total of just over DKK 1.6 million. We froze the board remuneration five years ago until we were sure that GN would again be experiencing healthy growth. We've reached that stage now, and as the work load and work requirements have not been reduced by any means, we would like to propose that the basic remuneration be raised by DKK 50,000 for the 2005 financial year. You'll notice that we've given a fair warning, since the decision will not have to be made until next year's AGM.

Concluding remarks
As I mentioned before, having a greater focus on the employees is one of the prerequisites for retaining GN's profitable growth. An equally basic requirement, of course, is that we are capable of developing new products and selling them. I know that that is a statement all companies would subscribe to, but it takes on a special meaning for GN, because we operate in markets where new product launches are practically the only thing setting the agenda.

Last year, GN had about 30 new product launches. We generated some 60% of our revenue from products or upgrades that had been on the market for less than two years. That is a very high ratio, and it serves to emphasize how important it is that we constantly renew our product portfolio. To put it simply: we compete on providing new products, and innovative features help us to expand our markets and improve our sales.

Typically, a mobile headset will only be on the market for 12-18 months before a replacement is launched. That explains why new products makes up such a large proportion of GN's revenue. Another part of the explanation is products such as the GN

9120 headset or the ReSoundAIR hearing instrument, which were both launched in 2003. Both belong to the category of GN's best product launches ever.

We need more new long-reaching wireless headsets like the GN 9120, and we need more new hearing instruments that push the limits, like the ReSoundAIR. That's why last year we hired more staff for our development departments and now we're ready to accelerate further. We hope to hire at least 50 new R&D employees this year, so that we can have more than 400 by the end of the year. Employing more people and working on more projects will lift our R&D costs by over 20% to approximately DKK 375 million.

New product development will be based on GN's comprehensive know-how in fields such as: wireless voice and data transfer, acoustics, audiology and digital signal processing (DSP). And we will be making a dedicated effort to leveraging on every single aspect of the knowledge we have across our company. Let me give you an example: we have worked with DSP in hearing instruments for many years, but last year we became the first in the world to use DSP to launch a headset amplifier that eliminated unwanted background noise. Similarly, we hope to apply our knowledge about wireless headset technology when making innovative hearing instruments.

These are examples of how our four business areas can complement each other. Obviously, there are differences. That's why we have four divisions. But they are also differences that we can use to our advantage. For example, when CC&O want to sell headsets through the retail segment, that's a whole new business for them. For GN Mobile, on the other hand, sales to end users through the retail channels is one of the things they do best, so CC&O learn from their colleagues in Mobile how to package and position headsets so they will sell in ordinary stores.

We plan to promote more – and better – sharing of knowledge and experience across GN. That's one of the reasons why we will be moving most of our Danish operations to our new 20,000 sq m headquarters in the Copenhagen suburb of Ballerup. Almost 750 people of many different nationalities will come to work at the new head office, and we hope the consolidation will contribute to maintaining the validity of the GN mantra of being a GLOBAL INNOVATOR IN PERSONAL COMMUNICATIONS.

However, new products alone are not enough. They must be marketed too, and we need to get our salespeople out there, so we plan to increase our sales and marketing costs. This year, we will be augmenting our budgets by some DKK 100 million, so that we will be spending DKK 1.3 billion on sales, marketing and distribution. That is a lot of money, but we are confident that the timing is right.

The extra costs for development, marketing and sales will amount to DKK 150 million. Add to that the DKK 20 million it will cost us to relocate to Ballerup. It says quite a bit about GN's financial position and potential that even though we are taking DKK 170 million from our earnings, we are still improving our performance. Our operating profit – EBITA – is projected to be DKK 800-850 million, and the profit before tax is expected to rise from DKK 532 million to DKK 725-775 million. And nothing has happened during the first 73 days of the new year to make us doubt these forecasts.

GN Store Nord A/S Mårkærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

Finally, I would like to thank our employees and management for their competent efforts and huge contribution to GN's exceptional performance over the last couple of years. As you can see from the results we are presenting today, it has all been worth the effort. The new GN is well prepared to stay on track for profitable growth.

Thank you!

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

GN

March 14, 2005

ANNOUNCEMENT NO: 6

Annual General Meeting of GN Store Nord A/S

As announced, GN Store Nord held its Annual General Meeting today.

The Chairman's Report was adopted and both the Annual Report for 2004 and the Supervisory Board's recommendation that dividends be distributed were approved.

In addition, the resolutions proposed by the Supervisory Board for an authorization to let the Company acquire up to 10% of the share capital and to amend the articles of association were approved.

The nominated candidates for the Supervisory Board, Mogens Hugo Jørgensen, Finn Junge-Jensen, Jørgen Bardenfleth, Asger Domino, and Per Harkjær were re-elected by the AGM. Lise Kingo was elected as new board member.

KPMG C.Jespersen was re-appointed as the Company's auditor.

At the following constituting board meeting Mogens Hugo Jørgensen was elected Chairman and Finn Junge-Jensen was elected Deputy Chairman.

Please refer to the agenda on page 2.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

The Annual General Meeting of GN Store Nord A/S (hereinafter the "Company") was held for the following purposes:

a) To receive the report of the Supervisory Board on the Company's activities in 2004

b) To receive a presentation of the audited Annual Report for adoption and to vote on a resolution for ratification of the acts of the Supervisory Board and the Executive Management

c) To consider resolutions for the appropriation of the profit for the year in accordance with the Annual Report as adopted

d) To consider a resolution from the Supervisory Board authorizing the Supervisory Board to let the Company and its subsidiaries acquire up to 10% of the Company's shares

e) To consider a resolution submitted by the Supervisory Board in respect of amendments to the Company's Articles of Association

f) To elect members to the Supervisory Board

g) To appoint a state-authorized public accountants to act as the Company's auditor

h) Any other business

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

GN

March 14, 2005

ANNOUNCEMENT NO: 7

Share Buyback in GN Store Nord A/S

The shareholders at the Annual General Meeting held on March 14, 2005, authorized the Supervisory Board to let the company acquire up to 10% of its shares at the market price prevailing at the date of purchase subject to a deviation of up to 10%. Acting on this authorization, the Supervisory Board has resolved to initiate a share buyback program (the "Program").

Under the Program, GN Store Nord plans to buy back shares in the company for an amount of up to DKK 400 million during a period starting today and ending not later than on June 30, 2005, for the purpose of reducing the company's share capital.

The Program is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003, which protects listed companies against violation of insider legislation in connection with share buybacks. The detailed terms of the Program are provided below:

GN Store Nord has appointed Danske Markets (Division of Danske Bank A/S) as lead manager of the Program. Danske Markets will, under a separate agreement with the company, buy back shares on behalf of GN Store Nord and make trading decisions in respect of GN Store Nord shares independently of and without influence from GN Store Nord as to the timing of the purchases, and will complete the buyback within the framework of the Program as set out in this announcement.

As mentioned, the purpose of the Program is to reduce GN Store Nord's share capital. Accordingly, the Supervisory Board will, not later than at the company's next Annual General Meeting, submit a proposal to reduce the share capital by a nominal amount that will, as a minimum, correspond to the nominal value of the share capital bought back under the Program.

In addition, the Program will be implemented under the following framework:

- The maximum total consideration for GN Store Nord shares bought back will be DKK 400 million.

GN Store Nord A/S Mårkærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

- A maximum of 13,756,257 GN Store Nord shares will be bought under the Program, equal to 10% of the shares issued in GN Store Nord less the company's holding of treasury shares at the date of this announcement.
- A maximum of 491,731 shares will be bought back during any one single trading day, equal to 25% of the average daily trading volume of GN Store Nord shares on the Copenhagen Stock Exchange during the month of February 2005.
- In transactions undertaken under the Program, shares will not be bought at prices exceeding the higher of: (i) the share price of the latest independent transaction and (ii) the highest independent bid (highest buyer's bid) on the Copenhagen Stock Exchange.
- At least once every seven trading days, the company will issue an announcement in respect of transactions made under the Program.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

About GN Store Nord

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally. For more information, visit www.gn.com

GN

March 16, 2005

ANNOUNCEMENT NO.: 8

Change in insider shareholdings in GN Store Nord A/S

Please find enclosed a statement of shares held by GN's insiders issued in pursuance of the Danish Securities Trading Act.

Securities code	Trading date	Number of shares traded, net	Market value (DKK)	Total number of shares held	Total market value (DKK)
DK0010272632	03.15.2005	0*	181,800.00	185,355	11,846,038.00

*The figure covers the purchase and sale of shares relating to the exercise of share options.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 7211 1840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

March 18, 2005

ANNOUNCEMENT NO.: 9

Change in insider shareholdings in GN Store Nord A/S

Please find enclosed a statement of shares held by GN's insiders issued in pursuance of the Danish Securities Trading Act.

Securities code	Trading date	Number of shares traded, net	Market value (DKK)	Total number of shares held	Total market value (DKK)
DK0010272632	03.17.2005	0*	140,400.00	183,070	11,670,712.00
DK0010272632	03.17.2005	-2,285	145,097.50	183,070	11,670,712.00

*The figure covers the purchase and sale of shares relating to the exercise of share options.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

RECEIVED
2005 OCT 16 A 11: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 23, 2005

ANNOUNCEMENT NO.: 10

Notification of shareholdings

The below figure shows the total shareholdings of all insiders and related parties, including the shareholding of the entire board of directors (including related parties) and the entire executive board (including related parties) pursuant to the Danish Securities Trading Act.

Securities code DK0010272632	**Holding (number) As of March 21, 2005**	**Market value (DKK) As of March 21, 2005**
Supervisory Board (incl. related parties)	47,283	3,050,699.16
Executive management (incl. related parties)	33,010	2,129,805.20
All (incl. related parties)	182,570	11,779,416.40

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Tel.: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

RECEIVED
2005 OCT 16 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 29, 2005

ANNOUNCEMENT NO: 11

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK001027263-2) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
March 15, 2005	-		0
March 16, 2005	130,000	64,37	8,368,100
March 17, 2005	50,000	63,875	3,193,750
March 18, 2005	72,000	64,36	4,633,920
March 21, 2005	50,000	64,50	3,225,000
March 22, 2005	75,000	65,00	4,875,000
March 23, 2005	125,000	65,05	8,131,250
Accumulated under the program	**502,000**		**32,427,020**

Following the above buyback GN Store Nord owns a total of 8,713,649 own shares at a nominal value of DKK 4, equal to 4.0% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

April 7, 2005

ANNOUNCEMENT NO: 12

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 11 of March 29, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	502,000		32,427,020
March 29, 2005	75,000	65.70	4,927,500
March 30, 2005	100,000	65.89	6,589,000
March 31, 2005	100,000	66.08	6,608,000
April 1, 2005	80,000	65.59	5,247,200
April 4, 2005	85,000	64.956	5,521,260
April 5, 2005	80,000	65.73	5,258,400
April 6, 2005	75,000	65.90	4,942,500
Accumulated under the program	**1,097,000**		**71,520,880**

Following the above buyback GN Store Nord owns a total of 9,300,649 own shares at a nominal value of DKK 4, equal to 4.2% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

RECEIVED
2005 OCT 16 A 11:21

April 18, 2005

ANNOUNCEMENT NO: 13

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 12 of April 7, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	1,097,000		71,520,880
April 7, 2005	75,000	65.72	4,929,000
April 8, 2005	85,000	65.79	5,592,150
April 11, 2005	85,000	65.09	5,532,650
April 12, 2005	85,000	64.51	5,483,350
April 13, 2005	85,000	64.68	5,497,800
April 14, 2005	85,000	64.29	5,464,650
April 15, 2005	85,000	63.21	5,372,850
Accumulated under the program	**1,682,000**		**109,393,330**

Following the above buyback GN Store Nord owns a total of 9,885,649 own shares at a nominal value of DKK 4, equal to 4.5% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

April 28, 2005

ANNOUNCEMENT NO: 14

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 13 of April 18, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	1,682,000		109,393,330
April 28, 2005	90,000	61.29	5,516,100
April 29, 2005	90,000	61.70	5,553,000
May 2, 2005	90,000	61.57	5,541,300
May 3, 2005	90,000	61.15	5,503,500
May 4, 2005	90,000	62.61	5,634,900
May 6, 2005	90,000	62.83	5,654,700
May 9, 2005	90,000	63.97	5,757,300
Accumulated under the program	**2,312,000**		**148,554,130**

Following the above buyback GN Store Nord owns a total of 10,451,949 own shares at a nominal value of DKK 4, equal to 4.8% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

This publication is available in Danish and English.
In case of any discrepancies, the Danish version shall be the governing text.

May 4, 2005

ANNOUNCEMENT NO: 15

Q1 Interim Report 2005

First quarter highlights:

- Revenue improved to DKK 1,361 million from DKK 1,231 million in Q1 2004.
- EBITA rose to DKK 183 million from DKK 154 million in Q1 2004.
- Profit before tax increased to DKK 170 million from DKK 100 million in Q1 2004.
- Cash flows from operations rose to DKK 261 million from DKK 171 million in Q1 2004.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

Statement by the Supervisory Board and the Executive Management

The Supervisory Board and the Executive Management of GN Store Nord have today reviewed and adopted the interim earnings release for the three months ended March 31, 2005.

This interim earnings release is unaudited and has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS), see the paragraph on accounting policies, and Danish interim financial reporting requirements for listed companies.

We consider the accounting policies applied to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial position at March 31, 2005, as well as of the Group's operations and consolidated cash flows for the three months ended March 31, 2005.

Høje-Taastrup, May 4, 2005

Supervisory Board

Mogens Hugo Jørgensen
Chairman

Finn Junge-Jensen
Deputy Chairman

Jørgen Bardenfleth

Asger Domino

Per Harkjær

Lise Kingo

Jens Bille Bergholdt

Henrik Nielsen

John Radich

Executive Management

Jørn Kildegaard
President & CEO

Jens Due Olsen

Jesper Mailind

Outlook for 2005

GN reiterates the forecast for 2005 provided on February 21, 2005.

Outlook for 2005 and Financial Highligths for 2004, Q1/2005, Q1/2004

(DKK millions)	Outlook for 2005	2004**	Q1/2005	Q1/2004**	Change Q1-o-Q1
	DKK/USD: 5.75	DKK/USD: 5.99	DKK/USD: 5.68	DKK/USD: 5.96	DKK/USD: (4.7)%
Revenue					
Contact Center & Office Headsets	at least 1,400	1,316	342	325	5.2%
Mobile Headsets	at least 1,300	1,198	292	150	94.7%
Hearing Instruments	approx. 2,700	2,670	641	662	(3.2)%
Audiologic Diagnostics Equipment	approx. 350	348	80	90	(11.1)%
GN total*	**at least 5,700**	**5,548**	**1,361**	**1,231**	**10.6%**
EBITA					
Contact Center & Office Headsets	19-21%	19.5%	20.8%	18.5%	2.3%p
Mobile Headsets	1-3%	1.7%	(2.7)%	(7.3)%	4.6%p
Hearing Instruments	20-22%	19.8%	19.8%	16.5%	3.3%p
Audiologic Diagnostics Equipment	moderate profit	(2.0)%	1.3%	3.3%	(2.0)%p
GN total*	**800-850**	**727**	**183**	**154**	**18.8%**
Amortization, etc.					
GN total*	**approx. 70**	**195**	**13**	**54**	**(75.9)%**
EBT					
GN total*	**725-775**	**532**	**170**	**100**	**70.0%**
Cash flow from operating activities					
GN total*	**no guidance provided**	**959**	**261**	**171**	**52.6%**

* Including "Other"
** Including amortization of goodwill

Group functions and GN Great Northern Telegraph Company are expected to impact EBITA by DKK (50) million. In addition, costs related to the new corporate headquarters amount to approximately DKK 20 million, including accelerated amortization of leasehold improvements in vacated premises amounting to DKK 10 million. No decision has yet been made on the final design of GN's new corporate headquarters in the Copenhagen suburb of Ballerup, or about any renovation and extension work that may be needed. Consistent with previous guidance, amortization of intangible assets from company acquisitions is expected to be DKK 30 million when calculated according to IFRS 3 Business Combinations, which applies as from the 2005 financial year. Goodwill is not amortized as from the 2005 financial year. Net financial items are expected to be an expense of approximately DKK 40 million, including the effects of the planned share buy-back program in the second quarter.

Investments in property, plant and equipment and in intangible assets including development projects are expected to be DKK 375 million, excluding any additional investments in the new corporate headquarters.

With about half of GN's revenue and around 60% of costs generated in USD or USD-related currencies, including CNY, GN's long-term industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations.

Forward-Looking Statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2005 are, of course, subject to risks and uncertainties which may result in material deviations from expectations.

Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord.

Consolidated financial highlights

(DKK millions)	Q1 2005 (unaud.)	Q1 2004 (unaud.)	Total 2004 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS)			
Revenue	1,361	1,231	5,548
Operating profit (loss) before share of profit (loss) in associates	176	97	502
Operating profit (loss)	176	103	530
Profit (loss) from ordinary activities before tax	170	100	532
Profit (loss) for the period	121	47	504
Profit (loss) for the period excluding amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	129	104	729
Earnings – Investor-specific highlights			
Earnings before depreciation, amortization, impairment and restructurings and items of a non-recurring nature (EBITDA)	223	187	861
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature (EBITA)	183	154	727
Balance Sheet			
Share capital (GN Store Nord A/S)	879	879	879
Equity	4,716	4,590	4,627
Total assets	6,268	6,604	6,106
Net interest bearing debt	(204)	(660)	(245)
Cash flows			
Cash flows from operating activities	261	171	959
Cash flows from investing activities	(64)	(59)	(273)
Total cash flows from operating and investing activities	197	112	686
Development costs			
Development costs incurred for the period	72	66	307
Restructuring costs			
Restructurings, paid	6	9	40
Investments			
Plant and machinery etc.	22	26	121
Real property including leasehold improvements	4	6	99
Development projects, developed in-house	38	31	142
Other intangible assets excluding goodwill	5	2	41
Total (excluding company acquisitions)	69	65	403
Acquisition of associates		-	-
Total investments	69	65	403
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	73	122	473
Key ratios			
EBITA margin	13.4%	12.5%	13.1%
Return on equity	2.6%	1.0%	11.1%
Equity ratio	75.2%	69.5%	75.8%
Key ratios per share			
Earnings per share (EPS)	0.58	0.23	2.38
Earnings per share, fully diluted (EPS)	0.57	0.23	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc. (EPS)	0.61	0.50	3.45
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., fully diluted (EPS)	0.61	0.49	3.42
Cash flow from operating activities per share (CFPS)	1.22	0.80	4.50
Net asset value per DKK 4 share	22	22	22
Share price at the end of the period	66	44	59
Employees			
Average number	4,618	4,296	4,640

Accounting policies
This interim earnings release has been presented in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) and additional Danish interim financial reporting requirements for listed companies.

The interim earnings release has been prepared in accordance with the same accounting policies as applied in the 2004 Annual Report with the exception of the accounting treatment of business combinations, as effective from the first quarter of 2005 goodwill is no longer amortized. Total goodwill amortization in 2004 was DKK 195 million, as can be seen from the investor-specific income statement per quarterly period.

The following comments relate to the investor-specific statements:

Financial results
Organic growth remained high in the first quarter, driven by the sustained sales improvements of mobile headsets. As expected, hearing instrument sales were unchanged as a result of product launches by a number of competitors since the fall of 2004 and the anticipated revenue improvement from CC&O headsets materialized. Once again, new products and product upgrades launched in the past 24 months contributed more than 60% of overall revenue. The 5% depreciation of the US dollar against the Danish krone relative to Q1 2004 reduced revenue by DKK 45 million.

GN generated gross profit of DKK 749 million against DKK 685 million in Q1 2004. The improvement was based on the ever more efficient production, the new product portfolio and the DKK 130 million revenue improvement. The gross margin fell to 55% due to the surge in mobile headset sales (representing 21% of Q1 revenue).

GN's sales and distribution costs amounted to DKK 324 million, compared to DKK 289 million in Q1 2004. The improvement was a reflection of the generally intensified sales and marketing efforts to promote CC&O headsets, mobile headsets and hearing instruments. Giving greater priority to growth, GN will be allocating more resources, as much as DKK 150 million more than in 2004, to sales, marketing and development in 2005.

Q1 EBITA improved by 19% to DKK 183 million from DKK 154 million in Q1 2004. Costs related to the planned relocation to new corporate headquarters in 2005 and 2006 reduced EBITA by DKK 4 million.

Amortization of acquired intangible assets (excluding goodwill) was unchanged at DKK 7 million, compared to the year-earlier period. Net financial items of the quarter were an expense of DKK 6 million. The net interest-bearing debt fell by DKK 41 million during the first quarter to DKK 204 million at March 31, 2005 in spite of dividend payments and the current share buy-back program.

GN's Q1 profit before tax improved by 70% to DKK 170 million from DKK 100 million in Q1 2004.

GN had an average of 4,618 employees during the quarter, against 4,296 in Q1 2004.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Balance sheet
Total assets amounted to DKK 6,268 million at March 31, 2005, compared to DKK 6,106 million at December 31, 2004. Goodwill amounted to DKK 2,495 million, distributed on DKK 461 million from headset operations and DKK 2,034 million from hearing instruments and audiologic diagnostics equipment.

Inventories were DKK 478 million, compared to DKK 518 million at the end of 2004. Trade receivables were DKK 1,052 million, compared to DKK 947 million at December 31, 2004. GN expects to retain the working capital-to-revenue ratio at the present level for the rest of 2005. Additional progress is expected in the intermediate term, albeit not to the previous extent. Cash and cash equivalents rose to DKK 95 million during the quarter.

Equity stood at DKK 4,716 million, compared to DKK 4,627 million at the start of the quarter. Foreign exchange adjustments increased equity by DKK 168 million.

Cash flows
The cash flow from operations was DKK 261 million, up from DKK 171 million in Q1 2004, supported by the margin improvements and the ever more efficient supply chains. The cash flow from investments was DKK (64) million against DKK (59) million in Q1 2004.

The free cash flow was DKK 197 million against DKK 112 million in Q1 2004.

Share option plans
There were a total of 3,168,224 European and 2,256,895 American share options outstanding at March 31, 2005, corresponding to 2.5% of the share capital. Members of the Executive Management held 912,125 options at an average strike price of 44, senior employees held 1,181,059 options (average strike price 40), while other employees held 3,331,935 share options (average strike price 49).

Shareholdings
Members of the Supervisory Board and the Executive Management, respectively, held 47,283 and 33,010 shares in GN.

By April 27, 2005 GN held 10,451,949 treasury shares, equivalent to 4.8% of the share capital, part of which are in cover of the share option plan. The holding of treasury shares also includes 2,312,000 shares bought back under GN's share buyback program. The share buyback program runs until the end of June and involves the repurchase of shares for up to DKK 400 million. Since the buyback program was launched on March 15, 2005, GN has acquired treasury shares for a total of DKK 148,554,130 million.

Foreign investors hold more than 50% of the share capital in GN. Danish institutional investors hold an estimated 25% and private investors hold some 20% of the GN share capital.

New member of the Supervisory Board
At the annual general meeting held on March 14, Lise Kingo, who is executive vice president of Novo Nordisk, was elected to GN's Supervisory Board.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Contact Center & Office headsets
Revenue was up 5% to DKK 342 million from DKK 325 million in Q1 2004. Organic growth was 8%, reflecting the stronger demand on most non-EU markets, with the US office segment improving the most. Sales to the SOHO market in the US via Hello Direct were also up by 8% measured in constant exchange rates. Wireless products, such as the GN 9120, accounted for 33% of sales, up from 27% in Q1 2004. New products launched in the past 24 months contributed just over 35% of revenue. Due to the growing importance of the office segment, a higher pace of innovation will be required going forward.

The efforts to position GN in the US retail sector are progressing to plan. Most recently, GN signed an agreement with the Best Buy chain, and shipments will commence in the fall. GN plans to build a competitive platform in the retail sector by the end of 2005.

Revenue was DKK 154 million in North America, DKK 164 million in Europe and DKK 24 million in Asia and the rest of the world.

The CC&O headsets business reported EBITA of DKK 71 million (EBITA margin of 20.8%) in the first quarter, compared to DKK 60 million (18.5%) in Q1 2004.

Mobile headsets
Revenue nearly doubled to DKK 292 million, of which OEM sales accounted for 42%. Revenue from wireless headsets was DKK 236 million. Competition remains tough and OEM sales are difficult to forecast. Revenue from Jabra products generated more than 40% organic growth relative to Q1 2004.

Revenue was DKK 160 million in North America, DKK 112 million in Europe and DKK 20 million in Asia and the rest of the world.

EBITA was DKK (8) million (EBITA margin of (2.7)%) against DKK (11) million ((7.3)%) in Q1 2004, reflecting the large proportion of OEM sales and the strong expansion of the organization during 2004.

The aggregate cash flows from operations in the headsets business rose to DKK 109 million from DKK 99 million in Q1 2004.

Hearing instruments
Revenue fell to DKK 641 million from DKK 662 million in Q1 2004. Sales were unchanged when measured in constant exchange rates. The expected slowdown was mainly due to new product launches from a number of competitors in 2004. The gross margin improved to 64% from 59% in Q1 2004, lifted by the continuing efficiency improvements and the significant sales of premium products.

Sales of the open ReSoundAIR products were the highest in any quarter since the launch in May 2003. At the American Academy of Audiology Annual Convention & Expo in March, GN launched the ReSound Metrix, its new high-end product. The Resound Metrix is scheduled for launch on ten markets in May and June and will be introduced on the remaining markets after the summer holidays. GN also used the AAA Expo to launch the MIA mini-BTE device under the Beltone brand, which now offers a very competitive product portfolio. New products and product upgrades accounted for about 70% of sales.

Revenue was DKK 254 million in North America, DKK 293 million in Europe and DKK 94 million in Asia and the rest of the world.

Hearing instruments reported Q1 EBITA of DKK 127 million (EBITA margin of 19.8%), compared to DKK 109 million (16.5%) in Q1 2004.

Audiologic diagnostics equipment

Revenue fell by just over 10% relative to Q1 2004 to DKK 80 million due to the discontinued deliveries to the NHS in the UK. The newly appointed management is streamlining the organization, the product portfolio as well as production, and many semimanufactures are now being manufactured in China.

Weak demand in the United States was offset by improved selling conditions on several other markets.

Revenue was DKK 13 million in North America, DKK 59 million in Europe and DKK 8 million in Asia and the rest of the world.

The audiologic diagnostics equipment business generated EBITA of DKK 1 million (EBITA margin of 1.3%) in the first quarter, compared to DKK 3 million (3.3%) in Q1 2004.

The aggregate cash flows from operations in the hearing instrument and audiologic diagnostics equipment businesses were DKK 139 million compared to DKK 52 million in Q1 2004.

Other business activities

The GN Great Nordic Telegraph Company reported Q1 revenue of DKK 7 million and an EBITA of DKK 2 million.

Through the 75% ownership interest in DPTG I/S, GN is still a party to arbitration proceedings with Telekomunikacja Polska S.A. involving the principles for calculating traffic statistics in Poland's NSL fiber-optic telecommunications system, for which DPTG holds the rights to part of net revenues.

Income statement	Consolidated		
(DKK millions)	Q1 2005 (unaud.)	Q1 2004 (unaud.)	Total 2004 (aud.)
Revenue	1,361	1,231	5,548
Production costs	(624)	(557)	(2,647)
Gross profit	**737**	674	**2,901**
Development costs	(60)	(64)	(272)
Selling and distribution costs	(328)	(292)	(1,235)
Management and administrative expenses	(167)	(165)	(677)
Other operating income	1	1	10
Amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	(7)	(57)	(225)
Operating profit (loss) before share of profit (loss) in associates	**176**	97	**502**
Share of profit (loss) in associates	-	6	28
Operating profit (loss)	**176**	103	**530**
Gains/losses on disposal of discontinuing operations	-	-	39
Profit (loss) before interest income and expense and similar items	**176**	103	**569**
Interest income and similar items	15	11	32
Interest expense and similar items	(21)	(14)	(69)
Profit (loss) from ordinary activities before tax	**170**	100	**532**
Tax on profit (loss) from ordinary activities	(49)	(53)	(28)
Profit (loss) for the period	**121**	47	**504**
Earnings per share (EPS)	0.58	0.23	2.38
Earnings per share, fully diluted (EPS)	0.57	0.23	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc. (EPS)	0.61	0.50	3.45
Earnings per share excluding amortization and impariment of intangible assets and restructuring etc., fully diluted (EPS)	0.61	0.49	3.42

Assets	Consolidated		
(DKK millions)	March 31 2005 (unaud.)	March 31 2004 (unaud.)	Dec. 31 2004 (aud.)
Non-current assets			
Goodwill	2,495	2,785	2,381
Development projects, developed in-house	388	343	376
Software, acquired	3	1	3
Software, developed in-house	96	90	103
Patents and rights	77	87	80
Telecommunications systems	39	48	41
Other intangible assets	247	283	241
Total intangible assets	3,345	3,637	3,225
Factory and office buildings	198	123	195
Leasehold improvements	51	58	53
Plant and machinery	95	87	94
Operating assets and equipment	84	71	79
Leased plant and equipment	4	7	4
Telecommunications systems	-	-	-
Plant under construction	5	2	4
Total property, plant and equipment	437	348	429
Investments in associates	137	180	137
Other securities	5	7	6
Other receivables	30	34	30
Deferred tax assets	364	345	418
Total investments	536	566	591
Total non-current assets	4,318	4,551	4,245
Current assets			
Inventories	478	626	518
Trade receivables	1,052	982	947
Receivables from associates	7	1	6
Tax receivable	35	44	21
Other receivables	207	161	216
Prepayments	76	101	86
Total receivables	1,377	1,289	1,276
Listed securities	-	16	-
Cash and cash equivalents	95	122	67
Total current assets	1,950	2,053	1,861
Total assets	6,268	6,604	6,106

Equity and liabilities	Consolidated		
(DKK millions)	March 31 2005 (unaud.)	March 31 2004 (unaud.)	Dec. 31 2004 (aud.)
Equity			
Share capital	879	879	879
Foreign exchange adjustments	(1,396)	(1,195)	(1,564)
Proposed dividends for the year	-	132	132
Retained earnings	5,233	4,774	5,180
Total equity	4,716	4,590	4,627
Non-current liabilities			
Bank loans	57	609	111
Capitalized lease obligations	4	7	4
Other long-term payables	6	2	1
Received prepayments	29	25	28
Pension obligations and similar obligations	18	16	17
Deferred tax	12	53	5
Other provisions	114	88	129
Total non-current liabilities	240	800	295
Current liabilities			
Repayment of long-term loans	1	4	1
Bank loans	241	169	200
Trade payables	329	303	275
Amounts owed to associates	-	-	3
Tax payable	24	61	23
Other payables	496	434	495
Received prepayments	41	34	33
Other provisions	180	209	154
Total current liabilities	1,312	1,214	1,184
Total liabilities	1,552	2,014	1,479
Total equity and liabilities	6,268	6,604	6,106

GN Store Nord A/S
Markærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Cash flow statement			Consolidated
(DKK millions)	Q1 2005 (unaud.)	Q1 2004 (unaud.)	Total 2004 (unaud.)
Operating activities			
Operating profit (loss)	176	103	530
Depreciation, amortization and impairment	73	122	473
Other adjustments	54	34	88
Cash flow from operating activities before changes in working capital	303	259	1,091
Change in inventories	27	(24)	25
Change in receivables	(68)	(49)	(122)
Change in trade payables and other payables	21	12	100
Total changes in working capital	(20)	(61)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	283	198	1,094
Interest and dividends, etc. received	2	2	10
Interest paid	(6)	(12)	(48)
Restructurings, paid	(6)	(9)	(40)
Tax paid, net	(12)	(8)	(57)
Cash flows from operating activities	261	171	959
Investments			
Acquisition of intangible assets excluding development projects	(6)	(2)	(41)
Development projects, acquired and developed in-house	(37)	(31)	(142)
Acquisition of property, plant and equipment	(26)	(32)	(217)
Investments	(1)	(4)	(8)
Disposal of intangible assets	-	3	-
Disposal of property, plant and equipment	-	3	22
Disposal of investments	4	4	11
Acquisition/disposal of listed securities	2	-	16
Disposal of discontinuing operations etc.	-	-	86
Cash flows from investing activities	(64)	(59)	(273)
Cash flows from operating and investing activities	197	112	686
Financing activities			
Increase of short-term liabilities	39	(27)	3
Repayment and reduction of non-current liabilities	(50)	(50)	(550)
Share options exercised	1	-	8
Paid dividends to shareholders	(103)	-	(127)
Purchase of treasury shares	(51)	-	-
Foreign exchange adjustments etc.	(6)	18	(23)
Cash flows from financing activities	(170)	(59)	(689)
Net cash flows	27	53	(3)
Cash and cash equivalents beginning of the period	67	70	70
Foreign exchange adjustments, cash and cash equivalents, beginning of the period	1	(1)	-
Cash and cash equivalents, beginning of the period	68	69	70
Cash and cash equivalents, end of the period	95	122	67

The statement of cash flows cannot be derived using only the other accounting data.

Consolidated equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjustments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2003	**879**	**(1,278)**	**132**	**4,740**	**4,473**
Equity movement in the period					
Foreign exchange adjustments	-	83	-	-	83
Tax on changes in equity	-	-	-	(15)	(15)
Net income recognised directly in equity	-	83	-	(15)	68
Profit (loss) for the period	-	-	-	47	47
Total income for the period	-	83	-	32	115
Granted share options	-	-	-	2	2
Balance sheet total at March 31, 2004	**879**	**(1,195)**	**132**	**4,774**	**4,590**
Equity movement in the period					
Foreign exchange adjustments	-	(369)	-	-	(369)
Tax on changes in equity	-	-	-	58	58
Net income recognised directly in equity	-	(369)	-	58	(311)
Profit (loss) for the period	-	-	132	325	457
Total income for the period	-	(369)	132	383	146
Granted share options	-	-	-	10	10
Exercised share options	-	-	-	8	8
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,180**	**4,627**
Equity movement in the period					
Foreign exchange adjustments	-	168	-	-	168
Tax on changes in equity	-	-	-	(28)	(28)
Net income recognised directly in equity	-	168	-	(28)	140
Profit (loss) for the period	-	-	-	121	121
Total income for the period	-	168	-	93	261
Granted share options	-	-	-	5	5
Exercised share options	-	-	-	1	1
Purchase of treasury shares	-	-	-	(51)	(51)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at March 31, 2005	**879**	**(1,396)**	**-**	**5,233**	**4,716**

GN Store Nord A/S Markærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

Investor-specific income statement per quarterly period

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS) or the Danish Financial Statements Act)

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Total 2004 (aud.)
Revenue	1,231	1,383	1,457	1,477	1,361	5,548
Production costs	(546)	(634)	(743)	(680) *	(612)	(2,603)
Gross profit	685	749	714	797	749	2,945
Development costs	(66)	(72)	(65)	(104) *	(72)	(307)
Selling and distribution costs	(289)	(302)	(300)	(330) *	(324)	(1,221)
Management and administrative expenses	(146)	(152)	(149)	(154) *	(143)	(601)
Other operating income	1	-	6	3	1	10
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	185	223	206	212	211	826
Capitalized development costs	32	36	28	46	38	142
Amortized development costs	(30)	(25)	(24)	(28)	(26)	(107)
EBITDA	187	234	210	230	223	861
Ordinary depreciation and amortization relating to:						
Production	(11)	(10)	(11)	(12)	(12)	(44)
Selling and distribution	(3)	(3)	(4)	(4)	(4)	(14)
Administration	(19)	(17)	(19)	(21)	(24)	(76)
EBITA	154	204	176	193	183	727
Share of profit (loss) in associates	6	10	9	3	-	28
Amortization of goodwill	(50)	(51)	(47)	(47)		(195)
Amortization of other intangible assets acquired in company acquisitions	(7)	(8)	(8)	(7)	(7)	(30)
Earnings before interest and tax (EBIT)	103	155	130	142	176	530
Gains/(losses) on disposal of discontinuing operations	-	9	-	30		39
Capital gains/(losses) on shares, dividends	3	(1)	-	-	2	2
Interest income and similar items	8	9	6	7	13	30
Interest expense and similar items	(14)	(20)	(19)	(16)	(21)	(69)
Earnings before tax (EBT)	100	152	117	163	170	532
Margins:						
Gross profit margin	55.6%	54.2%	49.0%	54.0%	55.0%	53.1%
EBITA-margin	12.5%	14.8%	12.1%	13.1%	13.4%	13.1%
EBITA-margin, excl. capitalization and amortization of development costs	12.3%	14.0%	11.8%	11.8%	12.6%	12.5%

*) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million. The rental obligation is distributed by function.

Quarterly Operations by Business Area

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS))

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Total 2004 (aud.)
Revenue						
Contact Center & Office Headsets	325	337	314	340	342	1,316
Mobile Headsets	150	292	418	338	292	1,198
Hearing Instruments	662	667	643	698	641	2,670
Audiologic Diagnostics Equipment	90	83	78	97	80	348
Other *	4	4	4	4	6	16
GN total	**1,231**	**1,383**	**1,457**	**1,477**	**1,361**	**5,548**
Gross profit						
Contact Center & Office Headsets	202	224	194	220	222	840
Mobile Headsets	41	76	84	91	74	292
Hearing Instruments	390	402	393	438	412	1,623
Audiologic Diagnostics Equipment	48	43	39	51	35	181
Other *	4	4	4	(3) **	6	9
GN total	**685**	**749**	**714**	**797**	**749**	**2,945**
Overheads excluding development costs and depreciation and amortization of non-current assets						
Contact Center & Office Headsets	(126)	(130)	(131)	(126)	(131)	(513)
Mobile Headsets	(35)	(47)	(57)	(69)	(63)	(208)
Hearing Instruments	(237)	(236)	(213)	(219)	(235)	(905)
Audiologic Diagnostics Equipment	(27)	(31)	(29)	(35)	(25)	(122)
Other *	(9)	(10)	(13)	(32) **	(12)	(64)
GN total	**(434)**	**(454)**	**(443)**	**(481)**	**(466)**	**(1,812)**
Expensed development costs						
Contact Center & Office Headsets	(9)	(8)	(9)	(9)	(10)	(35)
Mobile Headsets	(13)	(11)	(11)	(15)	(15)	(50)
Hearing Instruments	(27)	(31)	(27)	(38)	(27)	(123)
Audiologic Diagnostics Equipment	(15)	(11)	(14)	(17)	(8)	(57)
Other *		-	-	(7) **	-	(7)
GN total	**(64)**	**(61)**	**(61)**	**(86)**	**(60)**	**(272)**
EBITDA						
Contact Center & Office Headsets	69	86	54	85	81	294
Mobile Headsets	(9)	18	16	7	(4)	32
Hearing Instruments	126	135	153	181	150	595
Audiologic Diagnostics Equipment	6	1	(4)	(1)	2	2
Other *	(5)	(6)	(9)	(42) **	(6)	(62)
GN total	**187**	**234**	**210**	**230**	**223**	**861**
Ordinary depreciation and amortization						
Contact Center & Office Headsets	(9)	(9)	(9)	(10)	(10)	(37)
Mobile Headsets	(2)	(2)	(3)	(5)	(4)	(12)
Hearing Instruments	(17)	(15)	(18)	(17)	(23)	(67)
Audiologic Diagnostics Equipment	(3)	(2)	(2)	(2)	(1)	(9)
Other *	(2)	(2)	(2)	(3) **	(2)	(9)
GN total	**(33)**	**(30)**	**(34)**	**(37)**	**(40)**	**(134)**
EBITA						
Contact Center & Office Headsets	60	77	45	75	71	257
Mobile Headsets	(11)	16	13	2	(8)	20
Hearing Instruments	109	120	135	164	127	528
Audiologic Diagnostics Equipment	3	(1)	(6)	(3)	1	(7)
Other *	(7)	(8)	(11)	(45) **	(8)	(71)
GN total	**154**	**204**	**176**	**193**	**183**	**727**
EBITA-margin						
Contact Center & Office Headsets	18.5 %	22.8 %	14.3 %	22.1 %	20.8 %	19.5 %
Mobile Headsets	(7.3)%	5.5 %	3.1 %	0.6 %	(2.7)%	1.7 %
Hearing Instruments	16.5 %	18.0 %	21.0 %	23.5 %	19.8 %	19.8 %
Audiologic Diagnostics Equipment	3.3 %	(1.2)%	(7.7)%	(3.1)%	1.3 %	(2.0)%
Other *	(175.0)%	(200.0)%	(275.0)%	(1,125.0)%	(133.3)%	(443.8)%
GN total	**12.5 %**	**14.8 %**	**12.1 %**	**13.1 %**	**13.4 %**	**13.1 %**

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million. The rental obligation is distributed by function, and included in "Other".

Expensed development costs

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	2004 Total (aud.)
Incurred development costs						
Contact Center & Office Headsets	(7)	(9)	(6)	(15)	(10)	(37)
Mobile Headsets	(10)	(10)	(10)	(18)	(13)	(48)
Hearing Instruments	(35)	(40)	(36)	(48)	(40)	(159)
Audiologic Diagnostics Equipment	(14)	(13)	(13)	(16)	(9)	(56)
Other *	-	-	-	(7) **	-	(7)
GN total	(66)	(72)	(65)	(104)	(72)	(307)
Capitalized development costs						
Contact Center & Office Headsets	3	5	2	11	4	21
Mobile Headsets	6	6	7	10	7	29
Hearing Instruments	16	19	16	22	22	73
Audiologic Diagnostics Equipment	7	6	3	3	5	19
Other *	-	-	-	-	-	-
GN total	32	36	28	46	38	142
Amortized development costs						
Contact Center & Office Headsets	(5)	(4)	(5)	(5)	(4)	(19)
Mobile Headsets	(9)	(7)	(8)	(7)	(9)	(31)
Hearing Instruments	(8)	(10)	(7)	(12)	(9)	(37)
Audiologic Diagnostics Equipment	(8)	(4)	(4)	(4)	(4)	(20)
Other *	-	-	-	-	-	-
GN total	(30)	(25)	(24)	(28)	(26)	(107)

Development in selected balance sheet items

(DKK millions)	Dec. 31 2003 (unaud.)	March 31 2004 (unaud.)	June 30 2004 (unaud.)	Sept. 30 2004 (unaud.)	Dec. 31 2004 (aud.)	March 31 2005 (unaud.)
Goodwill						
GN Netcom	515	515	506	488	441	461
GN ReSound	2,261	2,270	2,235	2,157	1,940	2,034
GN total	2,776	2,785	2,741	2,645	2,381	2,495
Development projects, acquired and developed in-house						
GN Netcom	70	66	66	62	70	69
GN ReSound	277	277	288	298	306	319
GN total	347	343	354	360	376	388
Inventories						
GN Netcom	198	178	185	248	212	180
GN ReSound	424	448	397	354	306	298
GN total	622	626	582	602	518	478
Trade receivables						
GN Netcom	333	346	430	491	367	444
GN ReSound	563	583	568	565	535	563
Other	62	53	50	48	45	45
GN total	958	982	1,048	1,104	947	1,052
Trade payables						
GN Netcom	88	125	204	223	151	195
GN ReSound	175	155	152	101	106	115
Other	26	23	17	19	18	19
GN total	289	303	373	343	275	329

*) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million. The rental obligation is distributed by function, and included in "Other".

Quarterly statement of cash flows

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	2004 Total (aud.)
Operating activities						
Earnings before interest and tax (EBIT)	103	155	130	142	176	530
Depreciation, amortization and impairment	122	116	114	121	73	473
Other adjustments	34	26	-	28	54	88
Cash flow from operating activities before changes in working capital	259	297	244	291	303	1,091
Change in inventories	(24)	23	(33)	59	27	25
Change in receivables	(49)	(118)	(16)	61	(68)	(122)
Change in trade payables and other payables	12	58	43	(13)	21	100
Total changes in working capital	(61)	(37)	(6)	107	(20)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	198	260	238	398	283	1,094
Interest and dividends, etc. received	2	3	1	4	2	10
Interest paid	(12)	(10)	(14)	(12)	(6)	(48)
Restructurings, paid	(9)	(9)	(13)	(9)	(6)	(40)
Tax paid, net	(8)	(14)	(11)	(24)	(12)	(57)
Cash flows from operating activities	171	230	201	357	261	959
Investments						
Development projects, acquired and developed in-house	(31)	(37)	(29)	(45)	(37)	(142)
Acquisition of other intangible assets and property, plant and equipment, net	(28)	(32)	(53)	(48)	(32)	(161)
Acquisition/disposal of investments, net	-	1	-	2	3	3
Acquisition/disposal of listed securities	-	16	-	-	2	16
Disposal of property	-	-	-	(75)	-	(75)
Disposal of discontinuing operations etc.	-	9	-	77	-	86
Cash flows from investing activities	(59)	(43)	(82)	(89)	(64)	(273)
Cash flows from operating and investing activities	112	187	119	268	197	686
Financing activities						
Increase of short-term liabilities	(27)	34	(45)	41	39	3
Purchase of treasury share	-	-	-	-	(51)	-
Share options exercised	-	5	2	1	1	8
Repayment and reduction of non-current liabilities	(50)	(100)	(91)	(309)	(50)	(550)
Dividends paid	-	(127)	-	-	(103)	(127)
Foreign exchange adjustments etc.	18	(5)	(15)	(21)	(6)	(23)
Cash flows from financing activities	(59)	(193)	(149)	(288)	(170)	(689)
Net cash flows	53	(6)	(30)	(20)	27	(3)
Cash and cash equivalents, beginning of the period	70	122	117	87	67	70
Foreign exchange adjustments, Cash and cash equivalents	(1)	1	-	-	1	-
Cash and cash equivalents, beginning of the period	69	123	117	87	68	70
Cash and cash equivalents, end of the period	122	117	87	67	95	67

Quarterly Statement of Cash Flow by Business Area

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	2004 Total
Cash flow from operating activities before changes in working capital						
GN Netcom	88	142	87	96	104	413
GN ReSound	175	162	164	207	202	708
Other	(4)	(7)	(7)	(12)	(3)	(30)
GN total	259	297	244	291	303	1,091
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax						
GN Netcom	112	85	52	146	129	395
GN ReSound	80	191	188	262	154	721
Other	6	(16)	(2)	(10)	-	(22)
GN total	198	260	238	398	283	1,094
Cash flows from operating activities						
GN Netcom	99	67	31	113	109	310
GN ReSound	52	161	158	244	139	615
Other	20	2	12	-	13	34
GN total	171	230	201	357	261	959
Cash flows from investing activities						
GN Netcom	(13)	(24)	(37)	(49)	(22)	(123)
GN ReSound	(46)	(44)	(46)	(40)	(43)	(176)
Other	-	25	1	-	1	26
GN total	(59)	(43)	(82)	(89)	(64)	(273)
Cash flows from operating and investing activities						
GN Netcom	86	43	(6)	64	87	187
GN ReSound	6	117	112	204	96	439
Other	20	27	13	-	14	60
GN total	112	187	119	268	197	686

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

GN

RECEIVED
2005 OCT 15 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 10, 2005

ANNOUNCEMENT NO: 16

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 14 of April 28, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	2,312,000		148,554,130
April 28, 2005	90,000	61.33	5,519,700
April 29, 2005	90,000	60.39	5,435,100
May 2, 2005	85,000	61.20	5,202,000
May 3, 2005	90,000	60.93	5,483,700
May 4, 2005	80,000	61.23	5,898,400
May 6, 2005	90,000	62.32	5,608,800
May 9, 2005	90,000	62.69	5,642,100
Accumulated under the program	**2,927,000**		**186,343,930**

Following the above buyback GN Store Nord owns a total of 11,026,949 own shares at a nominal value of DKK 4, equal to 5.0% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

RECEIVED
2005 OCT 16 A 11: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 12, 2005

ANNOUNCEMENT NO.: 17

Trading in GN Store Nord shares by insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Henrik Nielsen	Board member	May 12, 2005	Stock options	+3,000	150,000.00
Henrik Nielsen	Board member	May 12, 2005	Stock options	-3,000	195,000.00

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

May 20, 2005

ANNOUNCEMENT NO: 18

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 16 of May 10, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	2,927,000		186,343,930
May 10, 2005	85,000	63.72	5,416,200
May 11, 2005	85,000	64.51	5,483,350
May 12, 2005	85,000	65.06	5,530,100
May 13, 2005	85,000	64.72	5,501,200
May 17, 2005	85,000	64.93	5,519,050
May 18, 2005	85,000	65.71	5,585,350
May 19, 2005	85,000	66.68	5,667,800
Accumulated under the program	**3,522,000**		**225,046,980**

Following the above buyback GN Store Nord owns a total of 11,547,149 own shares at a nominal value of DKK 4, equal to 5.3% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

May 20, 2005

ANNOUNCEMENT NO.: 19

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading Date	Transaction Type	No. of Shares Traded	Market Value (DKK)
Jørn Kildegaard	President & CEO	May 20, 2005	Stock options	+40,000	2,000,000
Jørn Kildegaard	President & CEO	May 20, 2005	Stock options	-40,000	2,660,000

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

May 23, 2005

ANNOUNCEMENT NO.: 20

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading Date	Transaction Type	No. of Shares Traded	Market Value (DKK)
Jesper Mailind	Executive Vice President	May 23, 2005	Stock options	+65,000	3,250,000
Jesper Mailind	Executive Vice President	May 23, 2005	Stock options	-65,000	4,468,750

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

RECEIVED
2005 OCT 16 A 11:21

May 31, 2005

ANNOUNCEMENT NO: 21

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 18 of May 20, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	3,522,000		225,046,980
May 20, 2005	85,000	66.62	5,662,700
May 23, 2005	85,000	68.19	5,796,150
May 24, 2005	85,000	69.79	5,932,150
May 25, 2005	85,000	69.21	5,882,850
May 26, 2005	85,000	69.43	5,901,550
May 27, 2005	85,000	69.62	5,917,700
May 30, 2005	85,000	69.25	5,886,250
Accumulated under the program	**4,117,000**		**266,026,330**

Following the above buyback GN Store Nord owns a total of 11,938,799 own shares at a nominal value of DKK 4, equal to 5.4% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

May 31, 2005

ANNOUNCEMENT NO.: 22

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading Date	Transaction Type	No. of Shares Traded	Market Value (DKK)
Jens Due Olsen	Executive Vice President	May 31, 2005	Stock options	+65,000	3,250,000
Jens Due Olsen	Executive Vice President	May 31, 2005	Stock options	-65,000	4,517,500

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN

June 9, 2005

ANNOUNCEMENT NO: 23

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 21 of May 31, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	4,117,000		266,026,330
May 31, 2005	85,000	69.47	5,904,950
June 1, 2005	85,000	69.50	5,907,500
June 2, 2005	85,000	69.49	5,906,650
June 3, 2005	85,000	69.91	5,942,350
June 6, 2005	85,000	70.29	5,974,650
June 7, 2005	85,000	70.37	5,981,450
June 8, 2005	85,000	70.43	5,986,550
Accumulated under the program	**4,712,000**		**307,630,430**

Following the above buyback GN Store Nord owns a total of 12,439,399 own shares at a nominal value of DKK 4, equal to 5.7% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

June 20, 2005

ANNOUNCEMENT NO: 24

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 23 of June 9, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	4,712,000		307,630,430
June 9, 2005	85,000	70.25	5,971,250
June 10, 2005	85,000	70.75	6,013,750
June 13, 2005	85,000	70.25	5,971,250
June 14, 2005	80,000	69.61	5,568,800
June 15, 2005	90,000	69.82	6,283,800
June 16, 2005	85,000	69.79	5,932,150
June 17, 2005	85,000	70.60	6,001,000
Accumulated under the program	**5,307,000**		**349,372,430**

Following the above buyback GN Store Nord owns a total of 13,001,799 own shares at a nominal value of DKK 4, equal to 5.9% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

June 28, 2005

ANNOUNCEMENT NO: 25

Stock Options Granted to GN Store Nord Insiders

Please find below a statement of stock options granted under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Reporting Category	Date of Grant	Transaction Type	Number of Options Granted	Strike Price (DKK)
Jørn Kildegaard	Executive Management	June 28, 2005	Stock options	82,038	61.7
Jens Due Olsen	Executive Management	June 28, 2005	Stock options	61,528	61.7
Jesper Mailind	Executive Management	June 28, 2005	Stock options	57,415	61.7

The options granted have been issued by the company effective April 3, 2005, and as in previous years the strike price was determined on the basis of the average price of the company's shares over a 20-day period following the release of the company's 2004 Annual Report. The overall Black-Scholes value of the options granted is DKK 3,195,598.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Tel.: +45 7211 1840

About GN Store Nord
GN Store Nord has helped people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN Store Nord develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally.

GN

June 29, 2005

ANNOUNCEMENT NO: 26

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 24 of June 20, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	5,307,000		349,372,430
June 20, 2005	80,000	70.97	5,677,600
June 21, 2005	80,000	71.16	5,692,800
June 22, 2005	80,000	71.39	5,711,200
June 23, 2005	80,000	71.80	5,744,000
June 24, 2005	80,000	71.19	5,695,200
June 27, 2005	80,000	71.16	5,692,800
June 28, 2005	80,000	70.39	5,631,200
Accumulated under the program	**5,867,000**		**389,217,230**

Following the above buyback GN Store Nord owns a total of 13,433,320 own shares at a nominal value of DKK 4, equal to 6.1% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

July 1, 2005

ANNOUNCEMENT NO: 27

Share Buyback in GN Store Nord completed

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2005, cf. stock exchange announcement no. 7 of March 14, 2005.

During any one single trading day a maximum of 491,731 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program since the last announcement, no. 26 of June 29, 2005:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	5,867,000		389,217,230
June 29, 2005	80,000	70.31	5,624,800
June 30, 2005	65,000	69.75	4,533,750
Accumulated under the program	**6,012,000**		**399,375,780**

GN Store Nord has now completed its share buyback program and owns a total of 13,563,320 own shares at a nominal value of DKK 4, equal to 6.2% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

August 11, 2005

ANNOUNCEMENT NO: 28

NetTest Sold

Axcel has sold GN's former subsidiary NetTest. The sale of NetTest to Axcel, which took effect on December 31, 2002, involved an earn-out agreement between the two parties.

GN will now review the calculation model together with Axcel and will subsequently announce the results of the review.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

GN

This publication is available in Danish and English.
In case of any discrepancies, the Danish version shall be the governing text.

August 18, 2005

ANNOUNCEMENT NO: 29

Q2 Interim Report 2005

Second quarter highlights:

- Revenue improved to DKK 1,630 million from DKK 1,383 million in Q2 2004.
- EBITA rose to DKK 223 million from DKK 204 million in Q2 2004.
- Profit before tax increased to DKK 215 million from DKK 152 million in Q2 2004.
- Cash flows from operations fell to DKK 206 million from DKK 230 million in Q2 2004.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

Statement by the Supervisory Board and the Executive Management

The Supervisory Board and the Executive Management of GN Store Nord have today reviewed and adopted the interim earnings release for the six months ended June 30, 2005.

This interim earnings release is unaudited and has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS), see the paragraph on accounting policies, and Danish interim financial reporting requirements for listed companies.

We consider the accounting policies applied to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial position at June 30, 2005, as well as of the Group's operations and consolidated cash flows for the six months ended June 30, 2005.

Høje-Taastrup, August 18, 2005

Supervisory Board

Mogens Hugo Jørgensen
Chairman

Finn Junge-Jensen
Deputy Chairman

Jørgen Bardenfleth

Asger Domino

Per Harkjær

Lise Kingo

Jens Bille Bergholdt

Henrik Nielsen

John Radich

Executive Management

Jørn Kildegaard
President & CEO

Jens Due Olsen

Jesper Mailind

Outlook for 2005

GN upgrades its forecast for 2005 relative to the guidance provided on May 4, 2005: EBITA is now expected to improve to DKK 850–900 million on revenue of approximately DKK 6.5 billion.

Outlook for 2005 and Financial Highligths for 2004, Q2/2005, Q2/2004

(DKK millions)	Revised outlook for 2005	Prev. outlook for 2005	2004**	Q2/2005	Q2/2004**	Change Q2-o-Q2
	DKK/USD 6.00	DKK/USD 5.75	DKK/USD 5.99	DKK/USD 5.92	DKK/USD 6.18	DKK/USD (4.2)%
Revenue						
Contact Center & Office Headsets	approx. 1,500	at least 1,400	1,316	373	337	10.7%
Mobile Headsets	approx. 2,000	at least 1,300	1,198	482	292	65.1%
Hearing Instruments	approx. 2,700	approx. 2,700	2,670	690	667	3.4%
Audiologic Diagnostics Equipment	approx. 350	approx. 350	348	84	83	1.2%
GN total*	**approx. 6,500**	**at least 5,700**	**5,548**	**1,630**	**1,363**	**17.9%**
EBITA						
Contact Center & Office Headsets	20-22%	19-21%	19.5%	21.7%	22.8%	(1.1)%p
Mobile Headsets	2-4%	1-3%	1.7%	3.1%	5.5%	(2.4)%p
Hearing Instruments	20-22%	20-22%	19.8%	20.7%	18.0%	2.7%p
Audiologic Diagnostics Equipment	moderate profit	moderate profit	(2.0)%	1.2%	(1.2)%	2.4%p
GN total*	**800-850**	**800-850**	**727**	**223**	**204**	**9.3%**
Amortization, etc.						
GN total*	**approx. 50**	**approx. 70**	**195**	**8**	**52**	**(84.6)%**
EBT						
GN total*	**800-850**	**725-775**	**532**	**215**	**152**	**41.4%**
Cash flow from operating activities						
GN total*	**no guidance provided**	**no guidance provided**	**959**	**206**	**230**	**(10.4)%**

* Including "Other"
** Including amortization of goodwill

Group functions and GN Great Northern Telegraph Company are still expected to impact EBITA by DKK (50) million. In addition, costs related to the new corporate headquarters amount to approximately DKK 20 million, including accelerated amortization of leasehold improvements in vacated premises amounting to DKK 10 million. GN has begun to renovate and extend the new corporate headquarters in the Copenhagen suburb of Ballerup. The premises will house about 1,100 employees, or 250 more than GN currently employs in the Copenhagen area. All GN's Copenhagen-based units are expected to have relocated to Ballerup by the end of 2006.

Consistent with previous guidance, amortization of intangible assets from company acquisitions is expected to be DKK 30 million when calculated according to IFRS 3 Business Combinations, which applies as from the 2005 financial year.

Net financial items are now expected to be an expense of approximately DKK 20 million (previous forecast: DKK (40) million), including the effects of the share buyback program completed in the second quarter. The increase in USD-denominated trade receivables, which is due to growth in the mobile headsets business, is making net financials more difficult to project.

Investments in property, plant and equipment and in intangible assets including development projects are expected to be DKK 600 million, of which approximately DKK 70 million relate to the year's capital investments in the new corporate headquarters. As part of the growth strategy, GN plans to combine organic growth with acquisitions, including in hearing instrument distribution in the United States and on a number of new markets.

With about 60% of GN's revenue and more than 60% of costs generated in USD or USD-related currencies, including CNY, GN's long-term industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations. GN's cost base in China amounts to around DKK 700 million annually.

Forward-looking statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2005 are, of course, subject to risks and uncertainties which may result in material deviations from expectations.

Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord A/S.

Consolidated Financial Highlights

(DKK millions)	Q2 2005 (unaud.)	Q2 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS)					
Revenue	[illegible]	1,383	[illegible]	2,614	5,548
Operating profit (loss) before share of profit (loss) in associates	[illegible]	145	[illegible]	242	502
Operating profit (loss)	211	155	[illegible]	258	530
Profit (loss) from ordinary activities before tax	[illegible]	152	[illegible]	252	532
Profit (loss) for the period	[illegible]	105	[illegible]	152	504
Profit (loss) for the period excluding amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	[illegible]	164	[illegible]	268	729
Earnings – Investor-specific highlights					
Earnings before depreciation, amortization, impairment and restructurings and items of a non-recurring nature (EBITDA)	[illegible]	234	[illegible]	421	861
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature (EBITA)	[illegible]	204	[illegible]	358	727
Balance sheet					
Share capital (GN Store Nord A/S)	[illegible]	879	[illegible]	879	879
Equity	4,780	4,569	[illegible]	4,569	4,627
Total assets	[illegible]	6,574	[illegible]	6,574	6,106
Net interest bearing debt	[illegible]	(592)	[illegible]	(592)	(245)
Cash flows					
Cash flows from operating activities	[illegible]	230	[illegible]	401	959
Cash flows from investing activities	[illegible]	(43)	[illegible]	(102)	(273)
Total cash flows from operating and investing activities	[illegible]	187	[illegible]	299	686
Development costs					
Development costs incurred for the period	[illegible]	72	[illegible]	138	307
Restructuring costs					
Restructurings, paid	[illegible]	9	[illegible]	18	40
Investments					
Plant and machinery etc.	[illegible]	25	[illegible]	51	121
Real property including leasehold improvements	[illegible]	8	[illegible]	14	99
Development projects, developed in-house	[illegible]	37	[illegible]	68	142
Other intangible assets excluding goodwill	[illegible]	3	[illegible]	5	41
Total (excluding company acquisitions)	[illegible]	73	[illegible]	138	403
Acquisition of companies	47	-	[illegible]	17	-
Acquisition of associates	12	-	12	-	-
Total investments	[illegible]	73	[illegible]	155	403
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	[illegible]	116	[illegible]	238	473
Key ratios					
EBITA margin	13.7%	14.8%	[illegible]	13.7%	13.1%
Return on equity	[illegible]	2.3%	[illegible]	3.3%	11.1%
Equity ratio	70.1%	69.5%	70.1%	69.5%	75.8%
Key ratios per share					
Earnings per share (EPS)	0.77	0.50	[illegible]	0.72	2.38
Earnings per share, fully diluted (EPS)	0.77	0.49	[illegible]	0.72	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc. (EPS)	[illegible]	0.77	[illegible]	1.27	3.45
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., fully diluted (EPS)	[illegible]	0.77	[illegible]	1.26	3.42
Cash flow from operating activities per share (CFPS)	[illegible]	1.08	[illegible]	1.88	4.50
Net asset value per DKK 4 share	[illegible]	21	[illegible]	21	22
Share price at the end of the period	[illegible]	54	[illegible]	54	59
Employees					
Average number	[illegible]	4,408	[illegible]	4,352	4,640

GN Store Nord A/S
Márkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Accounting policies
This interim earnings release has been presented in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) and additional Danish interim financial reporting requirements for listed companies.

The interim earnings release has been prepared in accordance with the same accounting policies that were applied in the 2004 Annual Report with the exception of the accounting treatment of business combinations, as effective from the first quarter of 2005 goodwill is no longer amortized. Total goodwill amortization in 2004 was DKK 195 million, as can be seen from the investor-specific income statement per quarterly period.

The investor-specific statements are reviewed below.

Financial results
Organic growth rose to 20% in the second quarter, as three out of four GN business areas reported improvements. As expected, the launch of the advanced ReSound Metrix strengthened hearing instrument revenue, contributing to a 5% increase measured in constant exchange rates. CC&O revenue saw 13% organic growth, outperforming our expectations. Sales of mobile headsets rose 65% to DKK 482 million, well ahead of expectations. New products and product upgrades launched in the past 24 months continued to contribute 60% (innovation rate) of overall revenue. The 5% depreciation of the US dollar relative to Q2 2004 reduced revenue by DKK 35 million.

GN generated gross profit of DKK 846 million against DKK 749 million in Q2 2004. The improvement was based on the DKK 247 million revenue improvement and the ever more efficient production. The gross margin for hearing instruments rose to 66%, in line with the level achieved by CC&O Headsets.

GN's sales and distribution costs amounted to DKK 367 million, compared to DKK 302 million in Q2 2004. The increase was a reflection of the generally intensified sales and marketing efforts to promote CC&O headsets, mobile headsets and hearing instruments, which are already producing the desired growth improvements. In support of the greater priority to growth, GN will be allocating additional resources to sales, marketing and development in the second half-year on top of the already announced amount of DKK 150 million.

Q2 EBITA improved to DKK 223 million from DKK 204 million in Q2 2004.

Amortization of acquired intangible assets (excluding goodwill) amounted to DKK 8 million, equal to the year-earlier figure. Net financial items of the quarter were an income of DKK 4 million. Net interest-bearing debt increased by DKK 240 million in Q2 to stand at DKK 444 million as at June 30, 2005, after the DKK 400 million share buyback program.

GN's Q2 profit before tax improved by 40% to DKK 215 million from DKK 152 million in Q2 2004.

GN had an average of 4,568 employees during the quarter, against 4,408 in Q2 2004.

Balance sheet

Total assets amounted to DKK 6,830 million at June 30, 2005, compared to DKK 6,268 million at March 31, 2005. Goodwill amounted to DKK 2,689 million, distributed on DKK 491 million from headset operations and DKK 2,198 million from hearing instruments and audiologic diagnostics equipment.

Inventories were DKK 527 million, compared to DKK 478 million at March 31, 2005. Trade receivables were DKK 1,284 million, compared to DKK 1,052 million at March 31, 2005. GN expects to retain the working capital-to-revenue ratio at the present level for the rest of 2005. Additional progress is expected in the intermediate term, albeit not to the previous extent. Cash and cash equivalents rose to DKK 124 million during the quarter.

Equity stood at DKK 4,789 million, compared to DKK 4,716 million at the start of the quarter. Foreign exchange adjustments and the share buyback reduced equity by DKK 88 million.

Cash flows

The cash flow from operations was DKK 206 million against DKK 230 million in Q2 2004. The drop was due to the surge in mobile headset revenue and higher hearing instrument trade receivables.

The cash flow from investments was DKK (118) million against DKK (43) million in Q2 2004. In addition to development costs capitalized, the higher level of investments was among other things due to the ownership interests acquired in hearing instrument dispenser chains and distributors in the United States, Russia and Romania.

The free cash flow was DKK 88 million against DKK 187 million in Q2 2004.

Share options

There were a total of 3,457,105 European and 2,244,666 American share options outstanding at June 30, 2005, corresponding to 2.6% of the share capital. Members of the Executive Management held 943,106 options at an average strike price of 47, senior employees held 1,135,580 options (average strike price 44), while other employees held 3,623,085 share options (average strike price 51).

In the second quarter, members of the Executive Management were awarded 200,981 share options, senior employees received 267,000, while other employees received 594,500 share options. The options awarded have a strike price of 62, equal to the average share price during the 20 business days immediately following the release of GN's Annual Report for 2004 on February 21, 2005.

Shareholdings

At August 18, 2005, members of the Supervisory Board and the Executive Management, respectively, held 47,283 and 33,010 shares in GN.

At August 18, 2005, GN held 13.5 million treasury shares, equivalent to 6.2% of the share capital. The holding covers the share option plan and includes 6.0 million shares acquired in GN's completed share buyback program, which ran during the period March 15–June 30, 2005. The share capital will be reduced by the value of the shares bought back, subject to a resolution by the general meeting to be held in March 2006.

Foreign investors are estimated to hold more than 50% of the share capital in GN. Danish institutional investors hold an estimated 25% and private investors hold some 20% of the GN share capital.

Contact Center & Office headsets
Revenue improved to DKK 373 million from DKK 337 million in Q2 2004, lifting organic growth to 13% from 8% in Q1 2005. Demand was muted in the EU and strongest in the United States, as GN recorded a 21% improvement inclusive of Hello Direct, the direct sales channel. Global market growth for office headsets is currently estimated to be ahead of the medium-term forecast of 10–20%. Office headsets account for an estimated 60% of GN Netcom's revenue. Wireless products contributed 38% of Q2 revenue, up from 31% in Q2 2004. The innovation rate fell to 15%, as the highly successful GN 9120 headset has now been on the market for more than two years.

GN's positioning in the US retailing segment is evolving as planned, and the company will have a competitive platform in the US by the end of 2005. Being strongly positioned with the major retailing chains and IT distributors is important, as this is where growth is the strongest.

Revenue was DKK 185 million in North America, DKK 160 million in Europe and DKK 28 million in Asia and the rest of the world.

The CC&O headsets business reported EBITA of DKK 81 million (EBITA margin of 21.7%) in the second quarter, compared to DKK 77 million (22.8%) in Q2 2004. The second half-year performance will be impacted by an increase in development, sales and marketing costs of approximately DKK 10 million.

Mobile Headsets
OEM sales contributed 50% of the Q2 revenue of DKK 482 million, and wireless headsets generated revenue of DKK 390 million. Competition remains tough and OEM sales are very difficult to forecast, but it would seem that GN has retained its market position during the past period of weaker demand in Europe. Revenue from Jabra products generated 30% organic growth relative to Q2 2004.

Over a period of only a few years, GN Mobile has successfully built a position as the leading supplier of wireless headsets for mobile phones and other devices. Over the last five years, sales of Jabra products have averaged an annual growth rate of 50%, not including revenue from OEM agreements with some of the world's largest cell phone manufacturers. The soaring interest in headsets for cell phones has strengthened the strategic importance of GN Mobile for GN, as going forward GN Mobile and GN Netcom will experience a convergence of their technologies, products and distribution channels. The major challenge facing GN in this business area in the short term will be to improve the supply chain during a period of strong revenue and volume growth and while integration of the many new employees be a big priority.

Revenue was DKK 317 million in North America, DKK 135 million in Europe and DKK 30 million in Asia and the rest of the world.

EBITA was DKK 15 million (EBITA margin of 3.1%) against DKK 16 million (5.5%) in Q2 2004, reflecting the large proportion of OEM sales and the strong expansion of the organization in 2004.

The aggregate cash flows from operations in the headsets business rose to DKK 74 million from DKK 67 million in Q2 2004. Strong growth in GN Mobile kept the improvement at a moderate level.

Hearing instruments
Revenue improved to DKK 690 million from DKK 667 million in Q2 2004. The improvement was driven by the stronger marketing efforts and the May/June launch of the ReSound Metrix in the premium segment, which accounted for more than 50% of GN's hearing instrument revenue. New products and product upgrades accounted for 70% of sales.

The ReSound Metrix is GN's first premium product launched after the extensive restructurings completed at the end of 2004, which required a lot of management attention and resulted in slower revenue growth. Feedback from end users in the first 12 markets the product was launched in is in line with expectations, and the dual microphone ITE versions are scheduled for launch in early September, at which time the full ReSound Metrix platform will be rolled out on the remaining markets.

The ReSound organization is now ready to step up its marketing efforts in order to expand into new markets and to strengthen the current position on existing markets.

Revenue was DKK 275 million in North America, DKK 323 million in Europe and DKK 92 million in Asia and the rest of the world.

Hearing instruments reported Q2 EBITA of DKK 143 million (EBITA margin of 20.7%), compared to DKK 120 million (18.0%) in Q2 2004.

Audiologic diagnostics equipment
Revenue was unchanged from Q2 2004 at DKK 84 million. Management is streamlining the organization, the product portfolio as well as production, and semimanufactures are now being manufactured in China.

Weak demand in the United States was offset by improved selling conditions on several other markets.

Revenue was DKK 21 million in North America, DKK 53 million in Europe and DKK 10 million in Asia and the rest of the world.

The audiologic diagnostics equipment business reported EBITA of DKK 1 million (EBITA-margin of 1.2%), compared to DKK (1) million ((1.2%)) in Q2 2004.

The aggregate cash flows from operations in the hearing instrument and audiologic diagnostics equipment businesses were DKK 133 million compared to DKK 161 million in Q2 2004. The fall was due to the inventory build-up in GN Otometrics in relation to the relocation

of production to China and an increase in the number of debtor days for the hearing instrument business.

Other business activities
The GN Great Nordic Telegraph Company reported Q2 revenue of DKK 4 million and an EBITA of DKK 1 million.

Through the 75% ownership interest in DPTG I/S, GN is still a party to arbitration proceedings with Telekomunikacja Polska S.A. involving the principles for calculating traffic statistics in Poland's NSL fiber-optic telecommunications system, for which DPTG holds the rights to part of net revenues during the period from 1994 to 2009. DTPG has claimed DKK 1.6 billion for the period from 1994 to 2002 and has asked the arbitration tribunal to rule on the method of calculating traffic statistics for the period from 2003 to 2009.

On August 11, Axcel sold GN's former subsidiary NetTest. The sale of NetTest to Axcel at the end of 2002 involved an earn-out agreement between the two parties. GN and Axcel will now review the calculation model for the agreement. The earn-out agreement is not expected to influence the profit for the year.

Income Statement — **Consolidated**

(DKK millions)	Q2 2005 (unaud.)	Q2 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Revenue	1,830	1,383	2,991	2,614	5,548
Production costs	(797)	(644)	(1,421)	(1,201)	(2,647)
Gross profit	833	739	1,570	1,413	2,901
Development costs	(68)	(61)	(128)	(125)	(272)
Selling and distribution costs	(371)	(305)	(699)	(597)	(1,235)
Management and administrative expenses	(179)	(169)	(346)	(334)	(677)
Other operating income	8	-	9	1	10
Amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	(8)	(59)	(15)	(116)	(225)
Operating profit (loss) before share of profit (loss) in associates	215	145	391	242	502
Share of profit (loss) in associates	(4)	10	(4)	16	28
Operating profit (loss)	211	155	387	258	530
Gains/losses on disposal of discontinuing operations	-	9		9	39
Profit (loss) before interest income and expense and similar items	211	164	387	267	569
Interest income and similar items	17	8	32	19	32
Interest expense and similar items	(13)	(20)	(34)	(34)	(69)
Profit (loss) from ordinary activities before tax	215	152	385	252	532
Tax on profit (loss) from ordinary activities	(53)	(47)	(102)	(100)	(28)
Profit (loss) for the period	162	105	283	152	504
Earnings per share (EPS)	0.77	0.50	1.35	0.72	2.38
Earnings per share, fully diluted (EPS)	0.77	0.49	1.34	0.72	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc. (EPS)	0.81	0.77	1.42	1.27	3.45
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted (EPS)	0.80	0.77	1.41	1.26	3.42

Assets	Consolidated			
(DKK millions)	June 30 2005 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2004 (aud.)	June 30 2004 (unaud.)
Non-current assets				
Goodwill	2,689	2,495	2,381	2,741
Development projects, developed in-house	413	388	376	354
Software, acquired	5	3	3	1
Software, developed in-house	98	96	103	85
Patents and rights	75	77	80	85
Telecommunications systems	37	39	41	46
Other intangible assets	269	247	241	278
Total intangible assets	3,586	3,345	3,225	3,590
Factory and office buildings	200	198	195	128
Leasehold improvements	52	51	53	57
Plant and machinery	98	95	94	82
Operating assets and equipment	93	84	79	79
Leased plant and equipment	4	4	4	6
Telecommunications systems	-	-	-	-
Plant under construction	9	5	4	2
Total property, plant and equipment	456	437	429	354
Investments in associates	146	137	137	189
Other securities	5	5	6	6
Other receivables	29	30	30	38
Deferred tax assets	310	364	418	303
Total investments	490	536	591	536
Total non-current assets	4,532	4,318	4,245	4,480
Current assets				
Inventories	527	478	518	582
Trade receivables	1,284	1,052	947	1,048
Receivables from associates	7	7	6	2
Tax receivable	34	35	21	51
Other receivables	223	207	216	191
Prepayments	99	76	86	103
Total receivables	1,647	1,377	1,276	1,395
Cash and cash equivalents	124	95	67	117
Total current assets	2,298	1,950	1,861	2,094
Total assets	6,830	6,268	6,106	6,574

Equity and Liabilities	Consolidated			
(DKK millions)	June 30 2005 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2004 (aud.)	June 30 2004 (unaud.)
Equity				
Share capital	879	879	879	879
Foreign exchange adjustments	(1,135)	(1,396)	(1,564)	(1,200)
Proposed dividends for the year	-	-	132	-
Retained earnings	5,045	5,233	5,180	4,890
Total equity	4,789	4,716	4,627	4,569
Non-current liabilities				
Bank loans	261	57	111	522
Capitalized lease obligations	4	4	4	6
Other long-term payables	14	6	1	2
Received prepayments	33	29	28	26
Pension obligations and similar obligations	18	18	17	16
Deferred tax	9	12	5	53
Other provisions	139	114	129	90
Total non-current liabilities	478	240	295	715
Current liabilities				
Repayment of long-term loans	1	1	1	3
Bank loans	306	241	200	184
Trade payables	450	329	275	373
Amounts owed to associates	-	-	3	-
Tax payable	30	24	23	61
Other payables	532	496	495	439
Received prepayments	52	41	33	33
Other provisions	192	180	154	197
Total current liabilities	1,563	1,312	1,184	1,290
Total liabilities	2,041	1,552	1,479	2,005
Total equity and liabilities	6,830	6,268	6,106	6,574

GN

Cash Flow Statement — **Consolidated**

(DKK millions)	Q2 2005 (unaud.)	Q2 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Operating activities					
Operating profit (loss)	211	155	387	258	530
Depreciation, amortization and impairment	73	116	146	238	473
Other adjustments	42	26	96	60	88
Cash flow from operating activities before changes in working capital	326	297	629	556	1,091
Change in inventories	(34)	23	(7)	(1)	25
Change in receivables	(235)	(118)	(303)	(167)	(122)
Change in trade payables and other payables	158	58	179	70	100
Total changes in working capital	(111)	(37)	(131)	(98)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	215	260	498	458	1,094
Interest and dividends, etc. received	2	3	4	5	10
Interest paid	(5)	(10)	(11)	(22)	(48)
Restructurings, paid	-	(9)	(6)	(18)	(40)
Tax paid, net	(6)	(14)	(18)	(22)	(57)
Cash flows from operating activities	206	230	467	401	959
Investments					
Acquisition of intangible assets excluding development projects	(20)	(3)	(26)	(5)	(41)
Development projects, acquired and developed in-house	(51)	(37)	(88)	(68)	(142)
Acquisition of property, plant and equipment	(33)	(33)	(59)	(65)	(217)
Investments	(13)	(2)	(14)	(6)	(8)
Disposal of intangible assets	9	-	9	3	-
Disposal of property, plant and equipment	2	4	2	7	22
Disposal of investments	4	3	8	7	11
Acquisition/disposal of listed securities	1	16	3	16	16
Acquisition of companies	(17)	-	(17)	-	-
Disposal of discontinuing operations etc.	-	9	-	9	86
Cash flows from investing activities	(118)	(43)	(182)	(102)	(273)
Cash flows from operating and investing activities	88	187	285	299	686
Financing activities					
Increase of short-term liabilities	74	34	113	7	3
Increase/reduction of non-current liabilities	200	(100)	150	(150)	(550)
Share options exercised	30	5	31	5	8
Paid dividends to shareholders	(24)	(127)	(127)	(127)	(127)
Purchase of treasury shares	(349)	-	(400)	-	-
Foreign exchange adjustments etc.	9	(5)	3	13	(23)
Cash flows from financing activities	(60)	(193)	(230)	(252)	(689)
Net cash flows	28	(6)	55	47	(3)
Cash and cash equivalents beginning of the period	95	122	67	70	70
Foreign exchange adjustments, cash and cash equivalents, beginning of the period	1	1	2	-	-
Cash and cash equivalents, beginning of the period	96	123	69	70	70
Cash and cash equivalents, end of the period	124	117	124	117	67

The statement of cash flows cannot be derived using only the other accounting data.

GN Store Nord A/S Markærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

Consolidated Equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjustments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2003	**879**	**(1,278)**	**132**	**4,740**	**4,473**
Equity movement in the period					
Foreign exchange adjustments	-	78	-	-	78
Tax on changes in equity	-	-	-	(19)	(19)
Net income recognised directly in equity	-	78	-	(19)	59
Profit (loss) for the period	-	-	-	152	152
Total income for the period	-	78	-	133	211
Granted share options	-	-	-	7	7
Exercised share options	-	-	-	5	5
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at June 30, 2004	**879**	**(1,200)**	**-**	**4,890**	**4,569**
Equity movement in the period					
Foreign exchange adjustments	-	(364)	-	-	(364)
Tax on changes in equity	-	-	-	62	62
Net income recognised directly in equity	-	(364)	-	62	(302)
Profit (loss) for the period	-	-	132	220	352
Total income for the period	-	(364)	132	282	50
Granted share options	-	-	-	5	5
Exercised share options	-	-	-	3	3
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,180**	**4,627**
Equity movement in the period					
Foreign exchange adjustments	-	429	-	-	429
Tax on changes in equity	-	-	-	(61)	(61)
Net income recognised directly in equity	-	429	-	(61)	368
Profit (loss) for the period	-	-	-	283	283
Total income for the period	-	429	-	222	651
Granted share options	-	-	-	7	7
Exercised share options	-	-	-	31	31
Purchase of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at June 30, 2005	**879**	**(1,135)**	**-**	**5,045**	**4,789**

Investor-specific Income Statement per Quarterly Period

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS))

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)		Q1 2005 (unaud.)	Q2 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Revenue	1,231	1,383	1,457	1,477		1,361	1,630	2,614	2,991	5,548
Production costs	(546)	(634)	(743)	(680)	*	(612)	(784)	(1,180)	(1,396)	(2,603)
Gross profit	**685**	**749**	**714**	**797**		**749**	**846**	**1,434**	**1,595**	**2,945**
Development costs	(66)	(72)	(65)	(104)	*	(72)	(94)	(138)	(166)	(307)
Selling and distribution costs	(289)	(302)	(300)	(330)	*	(324)	(367)	(591)	(691)	(1,221)
Management and administrative expenses	(146)	(152)	(149)	(154)	*	(143)	(156)	(298)	(299)	(601)
Other operating income	1	-	6	3		1	8	1	9	10
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	**185**	**223**	**206**	**212**		**211**	**237**	**408**	**448**	**826**
Capitalized development costs	32	38	28	46		38	50	68	88	142
Amortized development costs	(30)	(25)	(24)	(28)		(26)	(24)	(55)	(50)	(107)
EBITDA	**187**	**234**	**210**	**230**		**223**	**263**	**421**	**486**	**861**
Ordinary depreciation and amortization relating to:										
Production	(11)	(10)	(11)	(12)		(12)	(13)	(21)	(25)	(44)
Selling and distribution	(3)	(3)	(4)	(4)		(4)	(4)	(6)	(8)	(14)
Administration	(19)	(17)	(19)	(21)		(24)	(23)	(36)	(47)	(76)
EBITA	**154**	**204**	**176**	**193**		**183**	**223**	**358**	**406**	**727**
Share of profit (loss) in associates	6	10	9	3		-	(4)	16	(4)	28
Amortization of goodwill	(50)	(51)	(47)	(47)		-		(101)		(195)
Amortization of other intangible assets acquired in company acquisitions	(7)	(8)	(8)	(7)		(7)	(8)	(15)	(15)	(30)
Earnings before interest and tax (EBIT)	**103**	**155**	**130**	**142**		**176**	**211**	**258**	**387**	**530**
Gains/(losses) on disposal of discontinuing operations	-	9	-	30		-		9	-	39
Capital gains/(losses) on shares, dividends	3	(1)	-	-		2	1	2	3	2
Interest income and similar items	8	9	6	7		13	16	17	29	30
Interest expense and similar items	(14)	(20)	(19)	(16)		(21)	(13)	(34)	(34)	(69)
Earnings before tax (EBT)	**100**	**152**	**117**	**163**		**170**	**215**	**252**	**385**	**532**
Margins:										
Gross profit margin	55.6%	54.2%	49.0%	54.0%		55.0%	51.9%	54.9%	53.3%	53.1%
EBITA-margin	12.5%	14.8%	12.1%	13.1%		13.4%	13.7%	13.7%	13.6%	13.1%
EBITA-margin, excl. capitalization and amortization of development costs	12.3%	14.0%	11.8%	11.8%		12.6%	12.1%	13.2%	12.3%	12.5%

*) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million.
The rental obligation is distributed by function.

Quarterly Operations by Business Area

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS))

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)		Q1 2005 (unaud.)	Q2 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Revenue										
Contact Center & Office Headsets	325	337	314	340		342	373	662	715	1,316
Mobile Headsets	150	292	418	338		292	482	442	774	1,198
Hearing Instruments	662	667	643	698		641	690	1,329	1,331	2,670
Audiologic Diagnostics Equipment	90	83	78	97		80	84	173	164	348
Other *	4	4	4	4		6	1	8	7	16
GN total	1,231	1,383	1,457	1,477		1,361	1,630	2,614	2,991	5,548
Gross profit										
Contact Center & Office Headsets	202	224	194	220		222	249	426	471	840
Mobile Headsets	41	76	84	91		74	101	117	175	292
Hearing Instruments	390	402	393	438		412	456	792	868	1,623
Audiologic Diagnostics Equipment	48	43	39	51		35	37	91	72	181
Other *	4	4	4	(3)	**	6	3	8	9	9
GN total	685	749	714	797		749	846	1,434	1,595	2,945
Overheads excluding development costs and depreciation and amortization of non-current assets										
Contact Center & Office Headsets	(126)	(130)	(131)	(126)		(131)	(150)	(256)	(281)	(513)
Mobile Headsets	(35)	(47)	(57)	(69)		(63)	(62)	(82)	(125)	(208)
Hearing Instruments	(237)	(236)	(213)	(219)		(235)	(258)	(473)	(493)	(905)
Audiologic Diagnostics Equipment	(27)	(31)	(29)	(35)		(25)	(29)	(58)	(54)	(122)
Other *	(9)	(10)	(13)	(32)	**	(12)	(16)	(19)	(28)	(64)
GN total	(434)	(454)	(443)	(481)		(466)	(515)	(888)	(981)	(1,812)
Expensed development costs										
Contact Center & Office Headsets	(9)	(8)	(9)	(9)		(10)	(10)	(17)	(20)	(35)
Mobile Headsets	(13)	(11)	(11)	(15)		(15)	(19)	(24)	(34)	(50)
Hearing Instruments	(27)	(31)	(27)	(38)		(27)	(33)	(58)	(60)	(123)
Audiologic Diagnostics Equipment	(15)	(11)	(14)	(17)		(8)	(6)	(26)	(14)	(57)
Other *	-	-	-	(7)	**	-	-	-	-	(7)
GN total	(64)	(61)	(61)	(86)		(60)	(68)	(125)	(128)	(272)
EBITDA										
Contact Center & Office Headsets	69	86	54	85		81	89	155	170	294
Mobile Headsets	(9)	18	16	7		(4)	20	9	16	32
Hearing Instruments	126	135	153	181		150	165	261	315	595
Audiologic Diagnostics Equipment	6	1	(4)	(1)		2	2	7	4	2
Other *	(5)	(6)	(9)	(42)	**	(6)	(13)	(11)	(19)	(62)
GN total	187	234	210	230		223	263	421	486	861
Ordinary depreciation and amortization										
Contact Center & Office Headsets	(9)	(9)	(9)	(10)		(10)	(8)	(18)	(18)	(37)
Mobile Headsets	(2)	(2)	(3)	(5)		(4)	(5)	(4)	(9)	(12)
Hearing Instruments	(17)	(15)	(18)	(17)		(23)	(22)	(32)	(45)	(67)
Audiologic Diagnostics Equipment	(3)	(2)	(2)	(2)		(1)	(1)	(5)	(2)	(9)
Other *	(2)	(2)	(2)	(3)	**	(2)	(4)	(4)	(6)	(9)
GN total	(33)	(30)	(34)	(37)		(40)	(40)	(63)	(80)	(134)
EBITA										
Contact Center & Office Headsets	60	77	45	75		71	81	137	152	257
Mobile Headsets	(11)	16	13	2		(8)	15	5	7	20
Hearing Instruments	109	120	135	164		127	143	229	270	528
Audiologic Diagnostics Equipment	3	(1)	(6)	(3)		1	1	2	2	(7)
Other *	(7)	(8)	(11)	(45)	**	(8)	(17)	(15)	(25)	(71)
GN total	154	204	176	193		183	223	358	406	727
EBITA-margin										
Contact Center & Office Headsets	18.5 %	22.8 %	14.3 %	22.1 %		20.8 %	21.7 %	20.7 %	21.3 %	19.5 %
Mobile Headsets	(7.3)%	5.5 %	3.1 %	0.6 %		(2.7)%	3.1 %	1.1 %	0.9 %	1.7 %
Hearing Instruments	16.5 %	18.0 %	21.0 %	23.5 %		19.8 %	20.7 %	17.2 %	20.3 %	19.8 %
Audiologic Diagnostics Equipment	3.3 %	(1.2)%	(7.7)%	(3.1)%		1.3 %	1.2 %	1.2 %	1.2 %	(2.0)%
Other *	(175.0)%	(200.0)%	(275.0)%	(1,125.0)%		(133.3)%	(1,700.0)%	(187.5)%	(357.1)%	(443.8)%
GN total	12.5 %	14.8 %	12.1 %	13.1 %		13.4 %	13.7 %	13.7 %	13.6 %	13.1 %

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million.
The rental obligation is distributed by function, and included in "Other".

Expensed Development Costs

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Incurred development costs									
Contact Center & Office Headsets	(7)	(9)	(6)	(15)	(10)	(15)	(16)	(25)	(37)
Mobile Headsets	(10)	(10)	(10)	(18)	(13)	(21)	(20)	(34)	(48)
Hearing Instruments	(35)	(40)	(36)	(48)	(40)	(48)	(75)	(88)	(159)
Audiologic Diagnostics Equipment	(14)	(13)	(13)	(16)	(9)	(10)	(27)	(19)	(56)
Other *	-	-	-	(7) **	-	-	-	-	(7)
GN total	(66)	(72)	(65)	(104)	(72)	(94)	(138)	(166)	(307)
Capitalized development costs									
Contact Center & Office Headsets	3	5	2	11	4	10	8	14	21
Mobile Headsets	6	6	7	10	7	12	12	19	29
Hearing Instruments	16	19	16	22	22	21	35	43	73
Audiologic Diagnostics Equipment	7	6	3	3	5	7	13	12	19
Other *	-	-	-	-	-	-	-	-	-
GN total	32	36	28	46	38	50	68	88	142
Amortized development costs									
Contact Center & Office Headsets	(5)	(4)	(5)	(5)	(4)	(5)	(9)	(9)	(19)
Mobile Headsets	(9)	(7)	(8)	(7)	(9)	(10)	(16)	(19)	(31)
Hearing Instruments	(8)	(10)	(7)	(12)	(9)	(6)	(18)	(15)	(37)
Audiologic Diagnostics Equipment	(8)	(4)	(4)	(4)	(4)	(3)	(12)	(7)	(20)
Other *	-	-	-	-	-	-	-	-	-
GN total	(30)	(25)	(24)	(28)	(26)	(24)	(55)	(50)	(107)

Development in Selected Balance Sheet Items

(DKK millions)	March 31 2004 (unaud.)	June 30 2004 (unaud.)	Sept. 30 2004 (unaud.)	Dec. 31 2004 (aud.)	March 31 2005 (unaud.)	June 30 2005 (unaud.)
Goodwill						
GN Netcom	515	506	488	441	461	491
GN ReSound	2,270	2,235	2,157	1,940	2,034	2,198
GN total	2,785	2,741	2,645	2,381	2,495	2,689
Development projects, acquired and developed in-house						
GN Netcom	66	66	62	70	69	76
GN ReSound	277	288	298	306	319	337
GN total	343	354	360	376	388	413
Inventories						
GN Netcom	178	185	248	212	180	210
GN ReSound	448	397	354	306	298	317
GN total	626	582	602	518	478	527
Trade receivables						
GN Netcom	346	430	491	367	444	616
GN ReSound	583	568	565	535	563	624
Other	53	50	48	45	45	44
GN total	982	1,048	1,104	947	1,052	1,284
Trade payables						
GN Netcom	125	204	223	151	195	322
GN ReSound	155	152	101	106	115	113
Other	23	17	19	18	19	15
GN total	303	373	343	275	329	450

*) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million. The rental obligation is distributed by function, and included in "Other".

Quarterly Statement of Cash Flows

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Operating activities									
Earnings before interest and tax (EBIT)	103	155	130	142	176	211	258	387	530
Depreciation, amortization and impairment	122	116	114	121	73	73	238	146	473
Other adjustments	34	26	-	28	54	42	60	96	88
Cash flow from operating activities before changes in working capital	259	297	244	291	303	326	556	629	1,091
Change in inventories	(24)	23	(33)	59	27	(34)	(1)	(7)	25
Change in receivables	(49)	(118)	(16)	61	(68)	(235)	(167)	(303)	(122)
Change in trade payables and other payables	12	58	43	(13)	21	158	70	179	100
Total changes in working capital	(61)	(37)	(6)	107	(20)	(111)	(98)	(131)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	198	260	238	398	283	215	458	498	1,094
Interest and dividends, etc. received	2	3	1	4	2	2	5	4	10
Interest paid	(12)	(10)	(14)	(12)	(6)	(5)	(22)	(11)	(48)
Restructurings, paid	(9)	(9)	(13)	(9)	(6)	-	(18)	(6)	(40)
Tax paid, net	(8)	(14)	(11)	(24)	(12)	(6)	(22)	(18)	(57)
Cash flows from operating activities	171	230	201	357	261	206	401	467	959
Investments									
Development projects, acquired and developed in-house	(31)	(37)	(29)	(45)	(37)	(51)	(68)	(88)	(142)
Acquisition of other intangible assets and property, plant and equipment, net	(28)	(32)	(53)	(48)	(32)	(42)	(60)	(74)	(161)
Acquisition/disposal of investments, net	-	1	-	2	3	(9)	1	(6)	3
Acquisition/disposal of listed securities	-	16	-	-	2	1	16	3	16
Acquisition of property	-	-	-	(75)	-	-	-	-	(75)
Acquisition of companies	-	-	-	-	-	(17)	-	(17)	-
Disposal of discontinuing operations etc.	-	9	-	77	-	-	9	-	86
Cash flows from investing activities	(59)	(43)	(82)	(89)	(64)	(118)	(102)	(182)	(273)
Cash flows from operating and investing activities	112	187	119	268	197	88	299	285	686
Financing activities									
Increase of short-term liabilities	(27)	34	(45)	41	39	74	7	113	3
Purchase of treasury share	-	-	-	-	(51)	(349)	-	(400)	-
Share options exercised	-	5	2	1	1	30	5	31	6
Increase/reduction of non-current liabilities	(50)	(100)	(91)	(309)	(50)	200	(150)	150	(550)
Dividends paid	-	(127)	-	-	(103)	(24)	(127)	(127)	(127)
Foreign exchange adjustments etc.	18	(5)	(15)	(21)	(6)	9	13	3	(23)
Cash flows from financing activities	(59)	(193)	(149)	(288)	(170)	(60)	(252)	(230)	(689)
Net cash flows	53	(6)	(30)	(20)	27	28	47	55	(3)
Cash and cash equivalents, beginning of the period	70	122	117	87	67	95	70	67	70
Foreign exchange adjustments, Cash and cash equivalents	(1)	1	-	-	1	1	-	2	-
Cash and cash equivalents, beginning of the period	69	123	117	87	68	96	70	69	70
Cash and cash equivalents, end of the period	122	117	87	67	95	124	117	124	67

Quarterly Statement of Cash Flow by Business Area

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	YTD 2004	YTD 2005	Total 2004
Cash flow from operating activities before changes in working capital									
GN Netcom	88	142	87	96	104	135	230	239	413
GN ReSound	175	162	164	207	202	203	337	405	708
Other	(4)	(7)	(7)	(12)	(3)	(12)	(11)	(15)	(30)
GN total	259	297	244	291	303	326	556	629	1,091
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax									
GN Netcom	112	85	52	146	129	86	197	215	395
GN ReSound	80	191	188	262	154	144	271	298	721
Other	6	(16)	(2)	(10)	-	(15)	(10)	(15)	(22)
GN total	198	260	238	398	283	215	458	498	1,094
Cash flows from operating activities									
GN Netcom	99	67	31	113	109	74	166	183	310
GN ReSound	52	161	158	244	139	133	213	272	615
Other	20	2	12	-	13	(1)	22	12	34
GN total	171	230	201	357	261	206	401	467	959
Cash flows from investing activities									
GN Netcom	(13)	(24)	(37)	(49)	(22)	(37)	(37)	(59)	(123)
GN ReSound	(46)	(44)	(46)	(40)	(43)	(81)	(90)	(124)	(176)
Other	-	25	1	-	1	-	25	1	26
GN total	(59)	(43)	(82)	(89)	(64)	(118)	(102)	(182)	(273)
Cash flows from operating and investing activities									
GN Netcom	86	43	(6)	64	87	37	129	124	187
GN ReSound	6	117	112	204	96	52	123	148	439
Other	20	27	13	-	14	(1)	47	13	60
GN total	112	187	119	268	197	88	299	285	686

GN

September 15, 2005

ANNOUNCEMENT NO: 30

GN Acquires German Hearing Instrument Manufacturer

GN has agreed to acquire German hearing instrument *manufacturer* INTERTON Hörgeräte in a DKK 350 million transaction on a debt-free basis. The acquisition strengthens GN's product portfolio and regional coverage and is consistent with the company's strategic decision to give greater priority to organic growth following the completion at the end of 2004 of the in-depth structural changes of its hearing instrument operations. The transaction includes an earn-out agreement tied to the 2005–2007 revenue performance.

INTERTON is strongly positioned in the US and German markets, in particular, where the company's medium- and low-priced products will enhance GN's profile as a provider of quality hearing instruments in all price categories. GN plans to retain INTERTON as an independent brand in order to complement GN's existing brands Beltone and ReSound on the US and German markets as well as on a number of export markets. The acquisition is expected to provide annual synergies of some DKK 30 million taking full effect from 2008.

INTERTON projects revenue of approximately DKK 225 million on annual volume sales of approximately 145.000 units and a small EBITA profit in 2005. The acquisition will lift GN's 2005 forecast revenue slightly. As restructuring costs are expected to amount to around DKK 20 million this year, the investment is not expected to lift GN's overall EBITA for 2005.

The acquisition is subject to regulatory approval and the consent of certain of INTERTON's business partners.

For further information, please contact:

Jesper Mailind
Executive Vice President

GN Store Nord A/S
Tel.: +45 72 111 888

Peter W. Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

This publication is available in Danish and English.
In case of any discrepancies, the Danish version shall be the governing text.

November 3, 2005

ANNOUNCEMENT NO: 31

Q3 Interim Report 2005

Third quarter highlights

- GN is now the world's largest manufacturer of headsets for contact centers, offices and cell phones.
- Revenue improved to DKK 1,845 million from DKK 1,457 million in Q3 2004.
- EBITA rose to DKK 218 million from DKK 176 million in Q3 2004.
- Profit before tax increased to DKK 204 million from DKK 117 million in Q3 2004.
- Cash flows from operations fell to DKK 136 million from DKK 201 million in Q3 2004.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

Statement by the Supervisory Board and the Executive Management
The Supervisory Board and the Executive Management of GN Store Nord A/S have today reviewed and adopted the interim earnings release for the nine months ended September 30, 2005.

This interim earnings release is unaudited and has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS), see the paragraph on accounting policies, and Danish interim financial reporting requirements for listed companies.

We consider the accounting policies to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial position at September 30, 2005, as well as of the Group's operations and consolidated cash flows for the nine months ended September 30, 2005.

Høje-Taastrup, November 3, 2005

Supervisory Board

Mogens Hugo Jørgensen
Chairman

Finn Junge-Jensen
Deputy Chairman

Jørgen Bardenfleth

Asger Domino

Per Harkjær

Lise Kingo

Jens Bille Bergholdt

Henrik Nielsen

John Radich

Executive Management

Jørn Kildegaard
President & CEO

Jens Due Olsen

Jesper Mailind

Outlook for 2005

GN raises its revenue forecast slightly to DKK 6.6 billion. The EBITA forecast is retained at DKK 850-900 million. The acquisition of INTERTON was finalized effective November 1. INTERTON is included in revenue forecasts with about 50 million and an EBITA of DKK (20) million including previously announced restructuring costs.

Outlook for 2005 and Financial Highligths for 2004, Q3/2005, Q3/2004

(DKK millions)	Revised outlook for 2005	Prev. outlook for 2005	2004**	Q3/2005	Q3/2004**	Change Q3-o-Q3
	DKK/USD: 6.00	DKK/USD 6.00	DKK/USD. 5.99	DKK/USD 6.12	DKK/USD 6.16	DKK/USD (1.0)%
Revenue						
Contact Center & Office Headsets	approx. 1,500	approx. 1,500	1,316	380	314	21.0%
Mobile Headsets	approx. 2,000	approx. 2,000	1,198	699	418	67.2%
Hearing Instruments	approx. 2,800	approx. 2,700	2,670	688	643	7.0%
Audiologic Diagnostics Equipment	approx. 350	approx. 350	348	72	78	(7.7)%
GN total*	**approx. 6,600**	**approx. 6,500**	**5,548**	**1,845**	**1,457**	**26.6%**
EBITA						
Contact Center & Office Headsets	20-22%	20-22%	19.5%	17.4%	14.3%	3.1%p
Mobile Headsets	2-4%	2-4%	1.7%	4.1%	3.1%	1.0%p
Hearing Instruments	19-21%	20-22%	19.8%	20.5%	21.0%	(0.5)%p
Audiologic Diagnostics Equipment	moderate profit	moderate profit	(2.0)%	(8.3)%	(7.7)%	(0.6)%p
GN total*	**850-900**	**850-900**	**727**	**218**	**176**	**23.9%**
Amortization, net finance etc.						
GN total*	**approx. 50**	**approx. 50**	**195**	**14**	**59**	**(76.3)%**
EBT						
GN total*	**800-850**	**800-850**	**532**	**204**	**117**	**74.4%**
Cash flow from operating activities						
GN total*	**no guidance provided**	**no guidance provided**	**959**	**136**	**201**	**(32.3)%**

* Including "Other"

** Including amortization of goodwill

Group functions and GN Great Northern Telegraph Company are still expected to impact EBITA by DKK (50) million, to which should be added costs of approximately DKK 20 million related to the new corporate headquarters, including accelerated amortization of leasehold improvements in vacated premises amounting to DKK 10 million. GN has begun to renovate and extend the new corporate headquarters in the Copenhagen suburb of Ballerup. The premises will house about 1,100 employees, or 200 more than GN currently employs in the Copenhagen area. All GN's Copenhagen-based units are expected to have relocated to Ballerup by the end of 2006.

Consistent with previous guidance, amortization of intangible assets from company acquisitions is expected to be DKK 30 million when calculated according to IFRS 3 Business Combinations, which applies as from the 2005 financial year.

Net financial items are still expected to be an expense of approximately DKK 20 million, including the effects of the share buyback program completed in the second quarter. GN completed the company's first share buyback program during the period March 15-June 30, 2005, acquiring 6 million GN shares at an aggregate price of DKK 400 million. The increase in USD-denominated trade receivables, which is due to growth in the headsets businesses, is making net financials more difficult to project. In addition, the amount of tax assets not previously recognized is subject to a fair degree of uncertainty, considering the strong profit performance and the potential for sustaining the improvements.

Equity investments and investments in property, plant and equipment and in intangible assets including development projects are expected to be DKK 900 million, of which approximately DKK 70 million relate to the year's capital investments in the new corporate headquarters and DKK 200 million are capitalized development costs. As part of the growth strategy, GN plans to combine organic growth with acquisitions, especially in hearing instrument distribution in the United States and on a number of new markets offering a large growth potential.

With just over 60% of GN's revenue and costs generated in USD or USD-related currencies, including CNY, GN's long-term industrial competitiveness and its EBITA are resilient to likely US dollar fluctuations. GN's cost base in China amounts to about DKK 700 million annually, as all GN headsets and 80% of GN hearing instruments are manufactured in that country. The hearing instruments are all manufactured at GN's own factory in Xiamen, whereas 80% of the headsets are assembled by sub-contractors.

Financial calendar 2006

February 22	Annual Report 2005
March 21	Annual General Meeting
May 9	Q1 Interim Report
August 16	Q2 Interim Report
November 6	Q3 Interim Report

Forward-looking statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2005 are, of course, subject to risks and uncertainties which may result in material deviations from expectations.

Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord A/S.

GN Store Nord A/S Mårkærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

Consolidated Financial Highlights

(DKK millions)	Q3 2005 (unaud.)	Q3 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS)					
Revenue	1,645	1,457	4,836	4,071	5,548
Operating profit (loss) before share of profit (loss) in associates	211	121	602	363	502
Operating profit (loss)	211	130	596	388	530
Profit (loss) from ordinary activities before tax	204	117	589	369	532
Profit (loss) for the period	157	114	440	266	504
Profit (loss) for the period excluding amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	164	169	462	437	729
Earnings – Investor-specific highlights					
Earnings before depreciation, amortization, impairment and restructurings and items of a non-recurring nature (EBITDA)	286	210	752	631	861
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and restructurings and items of a non-recurring nature (EBITA)	218	176	624	534	727
Balance sheet					
Share capital (GN Store Nord A/S)	879	879	879	879	879
Equity	4,979	4,639	4,979	4,639	4,627
Total assets	7,121	6,507	7,121	6,507	6,106
Net interest bearing debt	(429)	(489)	(429)	(489)	(245)
Cash flows					
Cash flows from operating activities	136	201	603	602	959
Cash flows from investing activities	(109)	(82)	(291)	(184)	(273)
Total cash flows from operating and investing activities	27	119	312	418	686
Development costs					
Development costs incurred for the period	69	65	255	203	307
Restructuring costs					
Restructurings, paid	-	13	6	31	40
Investments					
Plant and machinery etc.	34	46	84	97	121
Real property including leasehold improvements	7	4	16	18	99
Development projects, developed in-house	44	29	132	97	142
Other intangible assets excluding goodwill	9	16	35	21	41
Total (excluding company acquisitions)	94	95	267	233	403
Acquisition of companies	-	-	17	-	-
Acquisition of associates	16	-	28	-	-
Total investments	110	95	312	250	403
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	91	113	238	347	473
Key ratios					
EBITA margin	11.8%	12.1%	12.9%	13.1%	13.1%
Return on equity	3.2%	2.4%	9.2%	5.8%	11.1%
Equity ratio	69.9%	71.3%	69.9%	71.3%	75.8%
Key ratios per share					
Earnings per share (EPS)	0.76	0.53	2.11	1.26	2.38
Earnings per share, fully diluted (EPS)	0.75	0.53	2.09	1.25	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc. (EPS)	0.80	0.79	2.22	2.07	3.45
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., fully diluted (EPS)	0.79	0.79	2.20	2.05	3.42
Cash flow from operating activities per share (CFPS)	0.65	0.95	2.86	2.85	4.50
Net asset value per DKK 4 share	24	22	24	22	22
Share price at the end of the period	82	60	82	60	59
Employees					
Average number	5,085	4,664	4,864	4,650	4,640

Accounting policies
This interim earnings release has been presented in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) and additional Danish interim financial reporting requirements for listed companies.

The interim earnings release has been prepared in accordance with the same accounting policies that were applied in the 2004 Annual Report with the exception of the accounting treatment of business combinations, as effective from the first quarter of 2005 goodwill is no longer amortized. Total goodwill amortization in 2004 was DKK 195 million, as can be seen from the investor-specific income statement per quarterly period.

The investor-specific statements are reviewed below.

Financial results
Organic growth improved to 26% in the third quarter. The strong growth was driven by the continued improvements in the two headset operations and sustained growth of 6% in the hearing instrument business. The latter was due to the new, advanced Resound Metrix and surprisingly strong demand for open fitting devices, such as the ReSoundAIR, which have created a whole new segment for younger users on the hearing instrument market. CC&O revenue saw 20% organic growth, driven by a large number initiatives to stimulate growth taken early in the year. Demand for mobile headsets remains strong, as revenue surged to DKK 699 million, a 67% improvement on Q3 2004, making GN the world's largest headset manufacturer. As innovation power is essential to sustain growth, GN monitors the innovation rate closely. The consolidated innovation rate (the share of revenue from new products and product upgrades launched in the past 24 months) fell to 50% from 60%.

GN generated gross profit of DKK 867 million against DKK 714 million in Q3 2004. The DKK 153 million improvement was based on the DKK 388 million revenue improvement and the ever more efficient production. The gross margin for hearing instruments was unchanged at 66%, in line with the level achieved by CC&O Headsets. However, the ever growing importance of mobile headsets reduced GN's consolidated gross margin to 47%.

GN's sales and distribution costs amounted to DKK 365 million, compared to DKK 300 million in Q3 2004. The improvement was a reflection of the intensified sales and marketing efforts to promote CC&O headsets, mobile headsets and hearing instruments. Giving greater strategic priority to growth, GN will be allocating more resources, as much as DKK 300 million more than in 2004, to sales, marketing and development in 2005.

Q3 EBITA improved by 24% to DKK 218 million from DKK 176 million in Q3 2004.

Amortization of acquired intangible assets (excluding goodwill) amounted to DKK 7 million, equal to the year-earlier figure. Net financial items of the quarter were DKK (7) million. Net interest-bearing debt fell by DKK 15 million to DKK 429 million at September 30, 2005.

GN's Q3 profit before tax improved by more than 70% to DKK 204 million from DKK 117 million in Q3 2004.

GN had an average of 5,085 employees during the quarter, against 4,664 in Q3 2004. The increase was due to GN's growth strategy, which requires more employees in sales, marketing and development as well as for manufacturing in China.

Balance Sheet
Total assets amounted to DKK 7,121 million at September 30, 2005, compared to DKK 6,830 million at June 30, 2005. Goodwill amounted to DKK 2,704 million, distributed on DKK 493 million from headset operations and DKK 2,211 million from hearing instruments and audiologic diagnostics equipment. The goodwill amounts relate to the many acquisitions GN made in the 1990s and in 2000 to establish the Global Innovator in Personal Communications in the headsets, hearing instruments and audiologic diagnostics equipment businesses.

Trade receivables were DKK 1,425 million, compared to DKK 1,284 million at June 30, 2005. Inventories were DKK 675 million, compared to DKK 527 million at June 30, 2005. Inventories will be reduced in the fourth quarter. Going forward, GN expects the working capital to improve, albeit not to the previous extent. Cash and cash equivalents fell to DKK 79 million during the quarter.

Equity stood at DKK 4,979 million, compared to DKK 4,789 million at the start of the quarter. Foreign exchange adjustments increased equity by DKK 26 million.

Cash Flows
The cash flow from operations was DKK 136 million against DKK 201 million in Q3 2004. The drop was due to an increase in trade receivables and a substantial seasonal inventory build-up derived from the surge in headset revenue.

The cash flow from investments was DKK (109) million against DKK (82) million in Q3 2004. In addition to development costs capitalized, the higher level of investments was due to the ownership interests acquired in hearing instrument dispenser chains and distributors in the United States, Russia and Romania.

The free cash flow was DKK 27 million against DKK 119 million in Q3 2004.

Share Options
There were a total of 3,437,605 European and 2,203,266 American share options outstanding at September 30, 2005, corresponding to 2.6% of the share capital. Members of the Executive Management held 943,106 options at an average strike price of 47, senior employees held 1,120,580 options (average strike price 44), while other employees held 3,577,185 share options (average strike price 51).

This year the members of the Executive Management were awarded 200,981 share options, senior employees received 267,000, while other employees received 601,500 share options. All of these options awarded have a strike price of 62, equal to the average share price during the 20 business days immediately following the release of GN's Annual Report for 2004 on February 21, 2005.

Shareholdings
At November 3, 2005, members of the Supervisory Board and the Executive Management, respectively, held 47,283 and 33,010 shares in GN.

At November 3, 2005, GN held 13.5 million treasury shares, equivalent to 6.2% of the share capital. The holding covers the share option plan and includes 6.0 million shares acquired in GN's completed share buyback program, which ran during the period March 15-June 30, 2005. The share capital will be reduced by the value of the shares bought back, subject to a resolution by the general meeting to be held in March 2006.

The GN stock is 100% free float. Foreign investors hold almost 55% of the shares in GN. Both Danish institutional investors and private investors hold some 20% of the GN share capital. Two investors, ATP (Denmark) and Fidelity (the United States), have each reported that they hold in excess of 5% of the share capital.

GN: World's Largest Headset Manufacturer
GN has now become the world's largest manufacturer of headsets for contact centers, offices and cell phones. The groundwork for this position was laid with a series of acquisitions made in the 1990s and in 2000 when GN fortified its position as the market's number two by consolidating what was then a very fragmented industry.

Through a dedicated effort, GN has taken only a few years to become the leading manufacturer of mobile headsets through its Jabra brand and sales to OEM customers. On the office market, GN is currently generating annual growth rates estimated at more than 25%. All of the headsets are manufactured in China, and thanks to its shared supply chain, GN has the lowest unit costs in the industry on an output of more than 25,000,000 headsets, amplifiers and other devices, generating revenues forecast at some DKK 3.5 billion in 2005.

In other words, GN is poised to capitalize on growth opportunities in a market where products, technology and customers of the two business units are increasingly converging. Accordingly, the two divisions will work still closer together in the years to come.

Contact Center & Office Headsets
Revenue improved to DKK 380 million from DKK 314 million in Q3 2004, lifting organic growth to 20% from 13% in Q2 2005. Demand was muted in the EU and strongest in the United States, as GN recorded a 40% improvement inclusive of Hello Direct, the direct sales channel. Through intensified advertising and stronger telemarketing, Hello Direct lifted revenue to DKK 127 million from DKK 77 million in Q3 2004. Hello Direct's improvements has put GN Netcom's overall margin under pressure, because distribution to the SOHO segment is relatively cost-intensive. At present, global market growth in office headsets exceeds the expected intermediate growth of 10-20%, increasing penetration from the current level of almost 10% among the some 100 million office workers in the western world. Office headsets are now estimated to contribute two-thirds of GN Netcom's revenue, while wireless products, which are essential in the development of the office segment, contributed about 50% of revenue compared to 30% in Q3 2004. The innovation rate was only 10%, as the highly successful GN 9120 headset has now been on the market for more than two years. The successor product, the GN 9350, is due to be launched in the first quarter of 2006.

GN's positioning in the US retailing segment is evolving as planned, and the company will have a competitive platform in the US by the end of 2005. Being strongly positioned with the major retailing chains and technology distributors is important, as these segments produce the strongest growth rates.

Revenue was DKK 212 million in North America, DKK 140 million in Europe and DKK 28 million in Asia and the rest of the world.

The CC&O headsets business reported EBITA of DKK 66 million (EBITA margin of 17.4%) in the third quarter, compared to DKK 45 million (14.3%) in Q3 2004. The Q3 2004 performance was impacted by litigation costs.

Mobile Headsets

OEM sales to a number of cell phone manufacturers contributed 64% of the Q3 revenue of DKK 699 million, and wireless headsets generated revenue of DKK 592 million. As expected, competition from new and established players remains tough, and OEM sales remain very difficult to forecast both short-term and long-term. However, GN estimates that the company has retained its market share of approximately 35% in terms of units sold. Revenue from Jabra products generated 37% organic growth relative to Q3 2004. For the full-year 2005, Jabra revenue is expected to rise by more than DKK 300 million to approximately DKK 1 billion despite the delayed launch of several new headsets. The short product lifetimes of 12-18 months are keeping the innovation rate at above 90%.

The major challenge facing GN in this business area in the short term will be to improve production and logistics during a period of strong revenue and volume growth and while integration of the many new employees, especially in Denmark, is a big priority.

Revenue was DKK 490 million in North America, DKK 170 million in Europe and DKK 39 million in Asia and the rest of the world.

EBITA was DKK 29 million (EBITA margin of 4.1%) against DKK 13 million (3.1%) in Q3 2004, reflecting the large proportion of OEM sales and the continued strong expansion of the organization.

The aggregate cash flows from operations in the headsets business fell to DKK (51) million from DKK 31 million in Q3 2004. The decline was due to an increase in working capital tied up in trade receivables and the seasonal inventory build-up in the wake of the DKK 350 million revenue improvement relative to Q3 2004.

Hearing Instruments

Revenue improved to DKK 688 million from DKK 643 million in Q3 2004. The advance was driven by the ReSound Metrix, which has been launched in all versions on all markets, the persistently strong demand for open-fitting devices and added sales of Beltone products. Product portfolio trimming continues. Philips products were discontinued last fall and the final phase-out of the remaining Viennatone and Danavox programs is expected to be completed by the end of 2007. The latter two brands will generate total revenue of some DKK 60 million in 2005. The sale of cochlear implants was discontinued in first quarter of 2005.

GN recently acquired German hearing instrument manufacturer INTERTON. The company's product portfolio will strengthen GN's position in the low- and mid-price segments. In the United States, the INTERTON brand will combine with the high-end ReSound brand to expand the GN profile at dispensers carrying products from more than one manufacturer. Also, the larger volume will reduce cost prices. Overall synergies are expected to amount to approximately DKK 30 million annually, taking full effect from 2008.

New products and product upgrades accounted for 50% of sales, which was below the previous level. The drop occurred because the successful Resound AIR product has now been on the market for more than two years.

The hearing instrument organization is now ready to step up its marketing efforts to expand into new markets and improve its current position on existing markets. In support of this process, GN ReSound is making a dedicated effort to shift the organization's focus from its earnings approach to profitable growth.

Revenue was DKK 292 million in North America, DKK 289 million in Europe and DKK 107 million in Asia and the rest of the world.

Q3 EBITA was DKK 141 million (EBITA margin of 20.5%), compared to DKK 135 million (21.0%) in Q3 2004.

Audiologic Diagnostics Equipment
Revenue was DKK 72 million compared to DKK 78 million in Q3 2004. Division management is in the process of streamlining the organization, its product portfolio and production. Going forward, GN Otometrics plans to develop its operations in hearing instrument fitting and hearing loss and balance disorder testing.

Weak demand in the United States was to some extent offset by improved selling conditions on several other markets. The innovation rate was 10%.

Revenue was DKK 17 million in North America, DKK 45 million in Europe and DKK 10 million in Asia and the rest of the world.

The audiologic diagnostics equipment business reported EBITA of DKK (6) million (EBITA-margin of ((8.3)%), compared to DKK (6) million ((7.7)%) in Q3 2004.

The aggregate cash flows from operating activities in the hearing instrument and audiologic diagnostics equipment businesses were DKK 182 million compared to DKK 158 million in Q3 2004.

Other business activities
The GN Great Nordic Telegraph Company reported Q3 revenue of DKK 6 million and an EBITA of DKK 2 million.

Through the 75% ownership interest in DPTG I/S, GN is still a party to arbitration proceedings with Telekomunikacja Polska S.A. involving the principles for calculating traffic statistics in Poland's NSL fiber-optic telecommunications system, for which DPTG holds the

rights to part of net revenues during the period from 1994 to 2009. DPTG has claimed DKK 1.6 billion for the period from 1994 to 2002 and has asked the arbitration tribunal to rule on the method of calculating traffic statistics for the period from 2003 to 2009.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Income Statement — **Consolidated**

(DKK millions)	Q3 2005 (unaud.)	Q3 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Revenue	1,845	1,457	4,836	4,071	5,548
Production costs	(993)	(754)	(2,414)	(1,955)	(2,647)
Gross profit	852	703	2,422	2,116	2,901
Development costs	(80)	(61)	(208)	(186)	(272)
Selling and distribution costs	(369)	(304)	(1,068)	(901)	(1,235)
Management and administrative expenses	(186)	(168)	(532)	(502)	(677)
Other operating income	1	6	10	7	10
Amortization and impairment of goodwill and other intangible assets acquired in company acquisitions	(7)	(55)	(22)	(171)	(225)
Operating profit (loss) before share of profit (loss) in associates	211	121	602	363	502
Share of profit (loss) in associates	-	9	(4)	25	28
Operating profit (loss)	211	130	598	388	530
Gains/losses on disposal of discontinuing operations	-	-	-	9	39
Profit (loss) before interest income and expense and similar items	211	130	598	397	569
Interest income and similar items	1	6	33	25	32
Interest expense and similar items	(8)	(19)	(42)	(53)	(69)
Profit (loss) from ordinary activities before tax	204	117	589	369	532
Tax on profit (loss) from ordinary activities	(47)	(3)	(149)	(103)	(28)
Profit (loss) for the period	157	114	440	266	504
DKK					
Earnings per share (EPS)	0.76	0.53	2.11	1.26	2.38
Earnings per share, fully diluted (EPS)	0.75	0.53	2.09	1.25	2.36
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc. (EPS)	0.80	0.79	2.22	2.07	3.45
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., fully diluted (EPS)	0.79	0.79	2.20	2.05	3.42

Assets	Consolidated				
(DKK millions)	**Sept. 30 2005 (unaud.)**	June 30 2005 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2004 (aud.)	Sept. 30 2004 (unaud.)
Non-current assets					
Goodwill	**2,704**	2,689	2,495	2,381	2,645
Development projects, developed in-house	**423**	413	388	376	360
Software, acquired	**4**	5	3	3	1
Software, developed in-house	**94**	98	96	103	89
Patents and rights	**72**	75	77	80	82
Telecommunications systems	**35**	37	39	41	44
Other intangible assets	**265**	269	247	241	268
Total intangible assets	**3,597**	3,586	3,345	3,225	3,489
Factory and office buildings	**204**	200	198	195	125
Leasehold improvements	**47**	52	51	53	56
Plant and machinery	**95**	98	95	94	92
Operating assets and equipment	**96**	93	84	79	81
Leased plant and equipment	**3**	4	4	4	5
Telecommunications systems	**-**	-	-	-	-
Plant under construction	**22**	9	5	4	7
Total property, plant and equipment	**467**	456	437	429	366
Investments in associates	**183**	146	137	137	199
Other securities	**5**	5	5	6	6
Other receivables	**24**	29	30	30	37
Deferred tax assets	**283**	310	364	418	317
Total investments	**475**	490	536	591	559
Total non-current assets	**4,539**	4,532	4,318	4,245	4,414
Current assets					
Inventories	**675**	527	478	518	602
Trade receivables	**1,425**	1,284	1,052	947	1,104
Receivables from associates	**15**	7	7	6	2
Tax receivable	**34**	34	35	21	52
Other receivables	**264**	223	207	216	155
Prepayments	**90**	99	76	86	91
Total receivables	**1,828**	1,647	1,377	1,276	1,404
Cash and cash equivalents	**79**	124	95	67	87
Total current assets	**2,582**	2,298	1,950	1,861	2,093
Total assets	**7,121**	6,830	6,268	6,106	6,507

Equity and Liabilities	Consolidated				
(DKK millions)	Sept. 30 2005 (unaud.)	June 30 2005 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2004 (aud.)	Sept. 30 2004 (unaud.)
Equity					
Share capital	879	879	879	879	879
Foreign exchange adjustments	(1,109)	(1,135)	(1,396)	(1,564)	(1,263)
Proposed dividends for the year	-	-	-	132	-
Retained earnings	5,209	5,045	5,233	5,180	5,023
Total equity	4,979	4,789	4,716	4,627	4,639
Non-current liabilities					
Bank loans	207	261	57	111	413
Capitalized lease obligations	3	4	4	4	5
Other long-term payables	11	14	6	1	1
Received prepayments	36	33	29	28	29
Pension obligations and similar obligations	19	18	18	17	14
Deferred tax	21	9	12	5	47
Other provisions	136	139	114	129	91
Total non-current liabilities	433	478	240	295	600
Current liabilities					
Repayment of long-term loans	3	1	1	1	6
Bank loans	298	306	241	200	157
Trade payables	501	450	329	275	343
Amounts owed to associates	-	-	-	3	-
Tax payable	28	30	24	23	59
Other payables	636	532	496	495	475
Received prepayments	42	52	41	33	33
Other provisions	201	192	180	154	195
Total current liabilities	1,709	1,563	1,312	1,184	1,268
Total liabilities	2,142	2,041	1,552	1,479	1,868
Total equity and liabilities	7,121	6,830	6,268	6,106	6,507

Cash Flow Statement	Consolidated				
(DKK millions)	Q3 2005 (unaud.)	Q3 2004 (unaud.)	YTD 2005 (unaud.)	YTD 2004 (unaud.)	Total 2004 (aud.)
Operating activities					
Operating profit (loss)	211	130	598	388	530
Depreciation, amortization and impairment	91	114	237	352	473
Other adjustments	19	-	115	60	88
Cash flow from operating activities before changes in working capital	321	244	950	800	1,091
Change in inventories	(139)	(33)	(146)	(34)	25
Change in receivables	(177)	(16)	(480)	(183)	(122)
Change in trade payables and other payables	144	43	323	113	100
Total changes in working capital	(172)	(6)	(303)	(104)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	149	238	647	696	1,094
Interest and dividends, etc. received	-	1	4	6	10
Interest paid	(5)	(14)	(16)	(36)	(48)
Restructurings, paid	-	(13)	(6)	(31)	(40)
Tax paid, net	(8)	(11)	(26)	(33)	(57)
Cash flows from operating activities	136	201	603	602	959
Investments					
Acquisition of intangible assets excluding development projects	(9)	(16)	(35)	(21)	(41)
Development projects, acquired and developed in-house	(44)	(29)	(132)	(97)	(142)
Acquisition of property, plant and equipment	(41)	(50)	(100)	(115)	(217)
Investments	(21)	-	(35)	(6)	(8)
Disposal of intangible assets	-	-	9	3	-
Disposal of property, plant and equipment	2	13	4	20	22
Disposal of investments	4	-	12	7	11
Acquisition/disposal of listed securities	-	-	3	16	16
Acquisition of companies	-	-	(17)	-	-
Disposal of discontinuing operations etc.	-	-	-	9	86
Cash flows from investing activities	(109)	(82)	(291)	(184)	(273)
Cash flows from operating and investing activities	27	119	312	418	686
Financing activities					
Increase of short-term liabilities	(20)	(45)	93	(38)	3
Increase/reduction of non-current liabilities	(50)	(91)	100	(241)	(550)
Share options exercised	4	2	35	7	8
Paid dividends to shareholders	-	-	(127)	(127)	(127)
Purchase of treasury shares	-	-	(400)	-	-
Foreign exchange adjustments etc.	(7)	(15)	(4)	(2)	(23)
Cash flows from financing activities	(73)	(149)	(303)	(401)	(689)
Net cash flows	(46)	(30)	9	17	(3)
Cash and cash equivalents beginning of the period	124	117	67	70	70
Foreign exchange adjustments, cash and cash equivalents, beginning of the period	1	-	3	-	-
Cash and cash equivalents, beginning of the period	125	117	70	70	70
Cash and cash equivalents, end of the period	79	87	79	87	67

The statement of cash flows cannot be derived using only the other accounting data.

Consolidated Equity

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjustments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2003	**879**	**(1,278)**	**132**	**4,740**	**4,473**
Equity movement in the period					
Foreign exchange adjustments	-	15	-	-	15
Tax on changes in equity	-	-	-	(5)	(5)
Net income recognised directly in equity	-	15	-	(5)	10
Profit (loss) for the period	-	-	-	266	266
Total income for the period	-	15	-	261	276
Granted share options	-	-	-	10	10
Exercised share options	-	-	-	7	7
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at September 30, 2004	**879**	**(1,263)**	**-**	**5,023**	**4,639**
Equity movement in the period					
Foreign exchange adjustments	-	(301)	-	-	(301)
Tax on changes in equity	-	-	-	48	48
Net income recognised directly in equity	-	(301)	-	48	(253)
Profit (loss) for the period	-	-	132	106	238
Total income for the period	-	(301)	132	154	(15)
Granted share options	-	-	-	2	2
Exercised share options	-	-	-	1	1
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,180**	**4,627**
Equity movement in the period					
Foreign exchange adjustments	-	455	-	-	455
Tax on changes in equity	-	-	-	(64)	(64)
Net income recognised directly in equity	-	455	-	(64)	391
Profit (loss) for the period	-	-		440	440
Total income for the period	-	455	-	376	831
Granted share options	-	-	-	12	12
Exercised share options	-	-	-	36	36
Purchase of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at September 30, 2005	**879**	**(1,109)**	**-**	**5,209**	**4,979**

Investor-specific Income Statement per Quarterly Period

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS))

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Revenue	1,231	1,383	1,457	1,477	1,361	1,630	1,845	4,071	4,836	5,548
Production costs	(546)	(634)	(743)	(680) *	(612)	(784)	(978)	(1,923)	(2,374)	(2,603)
Gross profit	685	749	714	797	749	846	867	2,148	2,462	2,945
Development costs	(66)	(72)	(65)	(104) *	(72)	(94)	(89)	(203)	(255)	(307)
Selling and distribution costs	(289)	(302)	(300)	(330) *	(324)	(367)	(365)	(891)	(1,056)	(1,221)
Management and administrative expenses	(146)	(152)	(149)	(154) *	(143)	(156)	(157)	(447)	(456)	(601)
Other operating income	1	-	6	3	1	8	1	7	10	10
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	185	223	206	212	211	237	257	614	705	826
Capitalized development costs	32	36	28	46	38	50	43	96	131	142
Amortized development costs	(30)	(25)	(24)	(28)	(26)	(24)	(34)	(79)	(84)	(107)
EBITDA	187	234	210	230	223	263	266	631	752	861
Ordinary depreciation and amortization relating to:										
Production	(11)	(10)	(11)	(12)	(12)	(13)	(15)	(32)	(40)	(44)
Selling and distribution	(3)	(3)	(4)	(4)	(4)	(4)	(4)	(10)	(12)	(14)
Administration	(19)	(17)	(19)	(21)	(24)	(23)	(29)	(55)	(76)	(76)
EBITA	154	204	176	193	183	223	218	534	624	727
Share of profit (loss) in associates	6	10	9	3	-	(4)	-	25	(4)	28
Amortization of goodwill	(50)	(51)	(47)	(47)	-	-	-	(148)	-	(195)
Amortization of other intangible assets acquired in company acquisitions	(7)	(8)	(8)	(7)	(7)	(8)	(7)	(23)	(22)	(30)
Earnings before interest and tax (EBIT)	103	155	130	142	176	211	211	388	598	530
Gains/(losses) on disposal of discontinuing operations	-	9	-	30	-	-	-	9	-	39
Capital gains/(losses) on shares, dividends	3	(1)	-	-	2	1	-	2	3	2
Interest income and similar items	8	9	6	7	13	16	1	23	30	30
Interest expense and similar items	(14)	(20)	(19)	(16)	(21)	(13)	(8)	(53)	(42)	(69)
Earnings before tax (EBT)	100	152	117	183	170	215	204	369	589	532
Margins:										
Gross profit margin	55.6%	54.2%	49.0%	54.0%	55.0%	51.9%	47.0%	52.8%	50.9%	53.1%
EBITA-margin	12.5%	14.8%	12.1%	13.1%	13.4%	13.7%	11.8%	13.1%	12.9%	13.1%
EBITA-margin, excl. capitalization and amortization of development costs	12.3%	14.0%	11.8%	11.8%	12.6%	12.1%	11.3%	12.7%	11.9%	12.5%

*) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million. The rental obligation is distributed by function.

Quarterly Operations by Business Area

(The accounting abbreviations EBITDA and EBITA are not defined in International Financial Reporting Standards (IFRS))

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Revenue										
Contact Center & Office Headsets	325	337	314	340	342	373	380	976	1,095	1,316
Mobile Headsets	150	292	418	338	292	482	699	860	1,473	1,198
Hearing Instruments	662	667	643	698	641	690	688	1,972	2,019	2,670
Audiologic Diagnostics Equipment	90	83	78	97	80	84	72	251	236	348
Other *	4	4	4	4	6	1	6	12	13	16
GN total	1,231	1,383	1,457	1,477	1,361	1,630	1,845	4,071	4,836	5,548
Gross profit										
Contact Center & Office Headsets	202	224	194	220	222	249	248	620	719	840
Mobile Headsets	41	76	84	91	74	101	128	201	303	292
Hearing Instruments	390	402	393	438	412	456	455	1,185	1,323	1,623
Audiologic Diagnostics Equipment	48	43	39	51	35	37	30	130	102	181
Other *	4	4	4	(3) **	6	3	6	12	15	9
GN total	685	749	714	797	749	846	867	2,148	2,462	2,945
Overheads excluding development costs and depreciation and amortization of non-current assets										
Contact Center & Office Headsets	(126)	(130)	(131)	(126)	(131)	(150)	(162)	(387)	(443)	(513)
Mobile Headsets	(35)	(47)	(57)	(69)	(63)	(62)	(76)	(139)	(201)	(208)
Hearing Instruments	(237)	(236)	(213)	(219)	(235)	(258)	(242)	(686)	(735)	(905)
Audiologic Diagnostics Equipment	(27)	(31)	(29)	(35)	(25)	(29)	(26)	(87)	(80)	(122)
Other *	(9)	(10)	(13)	(32) **	(12)	(16)	(15)	(32)	(43)	(64)
GN total	(434)	(454)	(443)	(481)	(466)	(515)	(521)	(1,331)	(1,502)	(1,812)
Expensed development costs										
Contact Center & Office Headsets	(9)	(8)	(9)	(9)	(10)	(10)	(11)	(26)	(31)	(35)
Mobile Headsets	(13)	(11)	(11)	(15)	(15)	(19)	(18)	(35)	(52)	(50)
Hearing Instruments	(27)	(31)	(27)	(38)	(27)	(33)	(42)	(85)	(102)	(123)
Audiologic Diagnostics Equipment	(15)	(11)	(14)	(17)	(8)	(6)	(9)	(40)	(23)	(57)
Other *	-	-	-	(7) **	-	-	-	-	-	(7)
GN total	(64)	(61)	(61)	(86)	(60)	(68)	(80)	(186)	(208)	(272)
EBITDA										
Contact Center & Office Headsets	69	86	54	85	81	89	75	209	245	294
Mobile Headsets	(9)	18	18	7	(4)	20	34	25	50	32
Hearing Instruments	126	135	153	181	150	165	171	414	486	595
Audiologic Diagnostics Equipment	6	1	(4)	(1)	2	2	(5)	3	(1)	2
Other *	(5)	(6)	(9)	(42) **	(6)	(13)	(9)	(20)	(29)	(62)
GN total	187	234	210	230	223	263	266	631	752	861
Ordinary depreciation and amortization										
Contact Center & Office Headsets	(9)	(9)	(9)	(10)	(10)	(8)	(9)	(27)	(27)	(37)
Mobile Headsets	(2)	(2)	(3)	(5)	(4)	(5)	(5)	(7)	(14)	(12)
Hearing Instruments	(17)	(15)	(18)	(17)	(23)	(22)	(30)	(50)	(75)	(67)
Audiologic Diagnostics Equipment	(3)	(2)	(2)	(2)	(1)	(1)	(1)	(7)	(3)	(9)
Other *	(2)	(2)	(2)	(3) **	(2)	(4)	(3)	(6)	(9)	(9)
GN total	(33)	(30)	(34)	(37)	(40)	(40)	(48)	(97)	(128)	(134)
EBITA										
Contact Center & Office Headsets	60	77	45	75	71	81	66	182	218	257
Mobile Headsets	(11)	16	13	2	(8)	15	29	18	36	20
Hearing Instruments	109	120	135	164	127	143	141	364	411	528
Audiologic Diagnostics Equipment	3	(1)	(6)	(3)	1	1	(6)	(4)	(4)	(7)
Other *	(7)	(8)	(11)	(45) **	(8)	(17)	(12)	(26)	(37)	(71)
GN total	154	204	176	193	183	223	218	534	624	727
EBITA-margin										
Contact Center & Office Headsets	18.5 %	22.8 %	14.3 %	22.1 %	20.8 %	21.7 %	17.4 %	18.6 %	19.9 %	19.5 %
Mobile Headsets	(7.3)%	5.5 %	3.1 %	0.6 %	(2.7)%	3.1 %	4.1 %	2.1 %	2.4 %	1.7 %
Hearing Instruments	16.5 %	18.0 %	21.0 %	23.5 %	19.8 %	20.7 %	20.5 %	18.5 %	20.4 %	19.8 %
Audiologic Diagnostics Equipment	3.3 %	(1.2)%	(7.7)%	(3.1)%	1.3 %	1.2 %	(8.3)%	(1.6)%	(1.7)%	(2.0)%
Other *	(175.0)%	(200.0)%	(275.0)%	(1,125.0)%	(133.3)%	(1,700.0)%	(200.0)%	(216.7)%	(284.6)%	(443.8)%
GN total	12.5 %	14.8 %	12.1 %	13.1 %	13.4 %	13.7 %	11.8 %	13.1 %	12.9 %	13.1 %

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Expensed Development Costs

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Incurred development costs										
Contact Center & Office Headsets	(7)	(9)	(6)	(15)	(10)	(15)	(13)	(22)	(38)	(37)
Mobile Headsets	(10)	(10)	(10)	(18)	(13)	(21)	(18)	(30)	(52)	(48)
Hearing Instruments	(35)	(40)	(36)	(48)	(40)	(48)	(49)	(111)	(137)	(159)
Audiologic Diagnostics Equipment	(14)	(13)	(13)	(16)	(9)	(10)	(9)	(40)	(28)	(56)
Other *	-	-	-	(7) **	-	-	-	-	-	(7)
GN total	**(66)**	**(72)**	**(65)**	**(104)**	**(72)**	**(94)**	**(89)**	**(203)**	**(255)**	**(307)**
Capitalized development costs										
Contact Center & Office Headsets	3	5	2	11	4	10	7	10	21	21
Mobile Headsets	6	6	7	10	7	12	10	19	29	29
Hearing Instruments	16	19	16	22	22	21	22	51	65	73
Audiologic Diagnostics Equipment	7	6	3	3	5	7	4	16	16	19
Other *	-	-	-	-	-	-	-	-	-	-
GN total	**32**	**36**	**28**	**46**	**38**	**50**	**43**	**96**	**131**	**142**
Amortized development costs										
Contact Center & Office Headsets	(5)	(4)	(5)	(5)	(4)	(5)	(5)	(14)	(14)	(19)
Mobile Headsets	(9)	(7)	(8)	(7)	(9)	(10)	(10)	(24)	(29)	(31)
Hearing Instruments	(8)	(10)	(7)	(12)	(9)	(6)	(15)	(25)	(30)	(37)
Audiologic Diagnostics Equipment	(8)	(4)	(4)	(4)	(4)	(3)	(4)	(16)	(11)	(20)
Other *	-	-	-	-	-	-	-	-	-	-
GN total	**(30)**	**(25)**	**(24)**	**(28)**	**(26)**	**(24)**	**(34)**	**(79)**	**(84)**	**(107)**

Development in Selected Balance Sheet Items

(DKK millions)	March 31 2004 (unaud.)	June 30 2004 (unaud.)	Sept. 30 2004 (unaud.)	Dec. 31 2004 (aud.)	March 31 2005 (unaud.)	June 30 2005 (unaud.)	Sept. 30 2005 (unaud.)
Goodwill							
GN Netcom	515	506	488	441	461	491	493
GN ReSound	2,270	2,235	2,157	1,940	2,034	2,198	2,211
GN total	**2,785**	**2,741**	**2,645**	**2,381**	**2,495**	**2,689**	**2,704**
Development projects, acquired and developed in-house							
GN Netcom	66	66	62	70	69	76	78
GN ReSound	277	288	298	306	319	337	345
GN total	**343**	**354**	**360**	**376**	**388**	**413**	**423**
Inventories							
GN Netcom	178	185	248	212	180	210	364
GN ReSound	448	397	354	306	298	317	311
GN total	**626**	**582**	**602**	**518**	**478**	**527**	**675**
Trade receivables							
GN Netcom	346	430	491	367	444	616	742
GN ReSound	583	568	565	535	563	624	641
Other	53	50	48	45	45	44	42
GN total	**982**	**1,048**	**1,104**	**947**	**1,052**	**1,284**	**1,425**
Trade payables							
GN Netcom	125	204	223	151	195	322	389
GN ReSound	155	152	101	106	115	113	96
Other	23	17	19	18	19	15	16
GN total	**303**	**373**	**343**	**275**	**329**	**450**	**501**

*) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations

**) The above accounting items for Q4 2004 include provision for rental obligations relating to vacation of leases in the amount of DKK 30 million.
The rental obligation is distributed by function, and included in "Other".

GN Store Nord A/S
Markærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Quarterly Statement of Cash Flows

(DKK millions)	Q1 2004 (unaud.)	Q2 2004 (unaud.)	Q3 2004 (unaud.)	Q4 2004 (unaud.)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	YTD 2004 (unaud.)	YTD 2005 (unaud.)	Total 2004 (aud.)
Operating activities										
Earnings before interest and tax (EBIT)	103	155	130	142	176	211	211	388	598	530
Depreciation, amortization and impairment	122	116	114	121	73	73	91	352	237	473
Other adjustments	34	26	-	28	54	42	19	60	115	88
Cash flow from operating activities before changes in working capital	259	297	244	291	303	326	321	800	950	1,091
Change in inventories	(24)	23	(33)	59	27	(34)	(139)	(34)	(146)	25
Change in receivables	(49)	(118)	(16)	61	(68)	(235)	(177)	(183)	(480)	(122)
Change in trade payables and other payables	12	58	43	(13)	21	158	144	113	323	100
Total changes in working capital	(61)	(37)	(6)	107	(20)	(111)	(172)	(104)	(303)	3
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax	198	260	238	398	283	215	149	696	647	1,094
Interest and dividends, etc. received	2	3	1	4	2	2	-	6	4	10
Interest paid	(12)	(10)	(14)	(12)	(6)	(5)	(5)	(36)	(16)	(48)
Restructurings, paid	(9)	(9)	(13)	(9)	(6)	-	-	(31)	(6)	(40)
Tax paid, net	(8)	(14)	(11)	(24)	(12)	(6)	(8)	(33)	(26)	(57)
Cash flows from operating activities	171	230	201	357	261	206	136	602	603	959
Investments										
Development projects, acquired and developed in-house	(31)	(37)	(29)	(45)	(37)	(51)	(44)	(97)	(132)	(142)
Acquisition of other intangible assets and property, plant and equipment, net	(28)	(32)	(53)	(48)	(32)	(42)	(48)	(113)	(122)	(161)
Acquisition/disposal of investments, net	-	1	-	2	3	(9)	(17)	1	(23)	3
Acquisition/disposal of listed securities	-	16	-	-	2	1	-	16	3	16
Acquisition of property	-	-	-	(75)	-	-	-	-	-	(75)
Acquisition of companies	-	-	-	-	-	(17)	-	-	(17)	-
Disposal of discontinuing operations etc.	-	9	-	77	-	-	-	9	-	86
Cash flows from investing activities	(59)	(43)	(82)	(89)	(64)	(118)	(109)	(184)	(291)	(273)
Cash flows from operating and investing activities	112	187	119	268	197	88	27	418	312	686
Financing activities										
Increase of short-term liabilities	(27)	34	(45)	41	39	74	(20)	(38)	93	3
Purchase of treasury share	-	-	-	-	(51)	(349)	-	-	(400)	-
Share options exercised	-	5	2	1	1	30	4	7	35	8
Increase/reduction of non-current liabilities	(50)	(100)	(91)	(309)	(50)	200	(50)	(241)	100	(550)
Dividends paid	-	(127)	-	-	(103)	(24)	-	(127)	(127)	(127)
Foreign exchange adjustments etc.	18	(5)	(15)	(21)	(6)	9	(7)	(2)	(4)	(23)
Cash flows from financing activities	(59)	(193)	(149)	(288)	(170)	(60)	(73)	(401)	(303)	(689)
Net cash flows	53	(6)	(30)	(20)	27	28	(46)	17	9	(3)
Cash and cash equivalents, beginning of the period	70	122	117	87	67	95	124	70	67	70
Foreign exchange adjustments, Cash and cash equivalents	(1)	1	-	-	1	1	1	-	3	-
Cash and cash equivalents, beginning of the period	69	123	117	87	68	96	125	70	70	70
Cash and cash equivalents, end of the period	122	117	87	67	95	124	79	87	79	67

Quarterly Statement of Cash Flow by Business Area

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	YTD 2004	YTD 2005	Total 2004
Cash flow from operating activities before changes in working capital										
GN Netcom	88	142	87	96	104	135	131	317	370	413
GN ReSound	175	162	164	207	202	203	198	501	603	708
Other	(4)	(7)	(7)	(12)	(3)	(12)	(8)	(18)	(23)	(30)
GN total	259	297	244	291	303	326	321	800	950	1,091
Cash flow from operating activities before interest income and expense and similar items, restructurings and tax										
GN Netcom	112	65	52	146	129	86	(41)	249	174	395
GN ReSound	80	191	188	262	154	144	196	459	494	721
Other	6	(16)	(2)	(10)	-	(15)	(6)	(12)	(21)	(22)
GN total	198	260	238	398	283	215	149	696	647	1,094
Cash flows from operating activities										
GN Netcom	99	67	31	113	109	74	(51)	197	132	310
GN ReSound	52	161	158	244	139	133	182	371	454	615
Other	20	2	12	-	13	(1)	5	34	17	34
GN total	171	230	201	357	261	206	136	602	603	959
Cash flows from investing activities										
GN Netcom	(13)	(24)	(37)	(49)	(22)	(37)	(42)	(74)	(101)	(123)
GN ReSound	(46)	(44)	(46)	(40)	(43)	(81)	(63)	(136)	(187)	(176)
Other	-	25	1	-	1	-	(4)	26	(3)	26
GN total	(59)	(43)	(82)	(89)	(64)	(118)	(109)	(184)	(291)	(273)
Cash flows from operating and investing activities										
GN Netcom	86	43	(6)	64	87	37	(93)	123	31	187
GN ReSound	6	117	112	204	96	52	119	235	267	439
Other	20	27	13	-	14	(1)	1	60	14	60
GN total	112	187	119	268	197	88	27	418	312	686

GN

November 8, 2005

ANNOUNCEMENT NO.: 32

Trading in GN Store Nord shares by insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Jørn Kildegaard	President & CEO	Nov 7, 2005	Stock options	+44.000	2.200.000
Jørn Kildegaard	President & CEO	Nov 7, 2005	Stock options	-44.000	3.278.000

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord
Telephone: +45 72 111 840

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially, as a telegraph company and now as a global market leader in personal communications providing increased mobility and quality of life for users. GN Store Nord develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN Store Nord products are marketed globally.

GN Store Nord A/S
Mårkærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

GN

January 19, 2006

ANNOUNCEMENT NO: 1

GN Hearing Aid Activities Relocating From Ireland to China and Denmark

As part of GN's ongoing cost improvements, the hearing aid activities in Cork, Ireland, will be closed down. Production will relocate to the Xiamen factory in China, and the global distribution center will move to GN's new corporate headquarters in Copenhagen, Denmark.

The transfer is expected to be completed during Q3 2006 at a cost of DKK 55 million, for which a provision will be made in the financial statements for Q1 2006. Taking full effect in 2007, the relocation will improve EBITA from hearing instruments by DKK 40 million per year. GN will announce its combined forecasts for 2006 on February 22, 2006.

For further information, please contact:

Jesper Mailind
Executive Vice President

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

GN Store Nord has been helping people communicate since 1869. Initially as a telegraph company and now as a global market leader in personal communications. GN provides increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

GN

RECEIVED
2006 OCT 16 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

February 14, 2006

ANNOUNCEMENT NO: 2

DPTG I/S Increases Claim to DKK 5 billion in Arbitration Proceedings

GN is still a party to arbitration proceedings with Telekomunikacja Polska S.A. (TPSA).

Due to developments in the case, DPTG I/S has increased its claim to DKK 5 billion for the period from 1994 to mid-2005.

The previous claim was for DKK 1.6 billion for the period from 1994 to 2002. DPTG's agreement with TPSA covers the period 1994-2009. The outcome of the case is connected with great uncertainty.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 72 111 888

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 72 111 840

RECEIVED

2006 OCT 16 A 11:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 1, 2006

ANNOUNCEMENT NO.: 4

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities *identification code* DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Asger Domino	Member of the Supervisory Board	February 27, 2006	Shares	+2,500	217,500

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

GN

RECEIVED
2006 OCT 16 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 6, 2006

ANNOUNCEMENT NO: 5

Notice of Annual General Meeting 2006

Enclosed is the notice of the Annual General Meeting 2006.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

To the shareholders of
GN Store Nord A/S

Taastrup, March 6, 2006

The Annual General Meeting of GN Store Nord A/S (hereinafter the "Company") will be held on

Tuesday, March 21, 2006, at 3.30 pm

at the Radisson SAS Falconer Conference Center, Falkoner Allé 9, DK-2000 Frederiksberg, Denmark, for the following purposes:

(a) To receive the report of the Supervisory Board on the Company's activities in 2005

(b) To receive a presentation of the audited Annual Report for adoption and to vote on a resolution to discharge the Supervisory Board and the Executive Management from liability

(c) To consider resolutions for the appropriation of the profit for the year in accordance with the Annual Report as adopted

(d) To consider a resolution from the Supervisory Board authorizing the Supervisory Board to let the Company and its subsidiaries acquire up to 10% of the Company's shares

(e) To consider a resolution from the Supervisory Board in respect of amendments to the Company's Articles of Association

(f) To consider a resolution from the Supervisory Board to reduce the share capital by cancelling treasury shares

(g) Election of members to the Supervisory Board

(h) To appoint a state-authorized public accountant to act as the Company's auditor

(i) Any other business.

The agenda and the full wording of the resolutions to be submitted at the Annual General Meeting together with the 2005 Annual Report will be available for inspection by the shareholders as from March 13, 2006 at the Company's offices at Mårkærvej 2A, DK-2630 Taastrup, Denmark. The full wording of the resolutions will be forwarded to all registered shareholders, whereas the Annual Report will only be sent to the shareholders who have requested receipt thereof. An electronic version of the 2005 Annual Report is available at www.gn.com as from February 23, 2006.

Shareholders who have obtained an admission card by Thursday, March 16, 2006 at 3.30 pm at the latest shall be entitled to attend the Annual General Meeting. To order an admission card for the Annual General Meeting, please fill in and return the enclosed form. Admission cards may also be obtained at www.gn.com.

Only shareholders entitled to attend and who have obtained admission cards in due time shall be entitled to vote. For a shareholder to exercise his or her voting rights, the share upon which the voting rights are based must be registered in that shareholder's name in the Register of Shareholders. A shareholder who has acquired a share by transfer must have had such share registered in his or her name at the time the Annual General Meeting is called, or the shareholder must have registered and documented his or her acquisition at the time the Annual General Meeting is called.

A shareholder who does not expect to attend the Annual General Meeting may issue a proxy to the Chairman of the Supervisory Board or to a person appointed by such shareholder attending the Annual General Meeting. Proxies may be nominated using the enclosed proxy form or at www.gn.com.

Pursuant to section 78 of the Danish Public Companies Act, adoption of the resolutions submitted as items (e) and (f) on the agenda requires approval by not less than two-thirds of both the votes cast and of the voting share capital represented at the Annual General Meeting.

Please direct any queries you may have in respect of this notice to GN Store Nord on tel. +45 72 11 18 88.

By order of the Supervisory Board
GN Store Nord A/S

March 13, 2006

ANNOUNCEMENT NO.: 6

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Per Harkjær	Member of the Supervisory Board	March 7, 2006	Shares	+2,000	168,000

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

March 21, 2006

ANNOUNCEMENT NO.: 7

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Mogens Hugo Jørgensen	Chairman	March 21, 2006	Shares	+11,600	997,600

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

GN

March 21, 2006

ANNOUNCEMENT NO: 8

Annual General Meeting – Chairman's Report

Please find enclosed the Chairman's Report submitted to the GN Store Nord Annual General Meeting held on March 21, 2006.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

Chairman's Report,
GN Store Nord Annual General Meeting, March 21, 2006

Introduction
The financial statements we are submitting for adoption today are the best in GN's long history.

It's true that we've had one year before in which we generated a better bottom-line result. That was in the year 2000 when we divested SONOFON at a price of almost DKK 15 billion. But unfortunately you only record this type of income once, and if we leave out this extraordinary income, 2005 has been our best performance to date, both in terms of operating profit and net profit.

The reason I'm mentioning this at the very beginning of my report is not because I want us to wallow in self-praise today. And it is not because I want to give our shareholders the impression that we have peaked or reached the pinnacle of our potential. Fortunately, that is not the case at all.

The point I want to make is that we are currently going through a process of steadily and consistently optimizing our company, generating growth and increasing our earnings. The figures on the screen behind me are a good illustration of this process.

The revenue generated by the activities that make up GN today – our four business areas – has increased at an annual rate of 17% since 2002, although it was not until 2005 that profitable growth became a top priority for CC&O headsets and hearing instruments.

If you look at our earnings for the same period, you'll see that our earnings growth rate is even steeper than our revenue growth rate. The activities that make up GN today generated operating profit – EBITA – of DKK 376 million in 2002. Last year, EBITA had increased by exactly half a billion to DKK 876 million. In other words, we have more than doubled our earnings over the course of only a few years.

As you can see, 2005 was the high point so far in our efforts to optimize GN. One of the greatest challenges facing us today is obviously to sustain the growth momentum. The potential is definitely there, as I hope you will see from my report today. Our job, then, is to make the right decisions so that we can to continue leveraging the potential provided by our technologies, trademarks, products, market positions and employees.

Later in my report, I will get back to what we need to do to sustain the momentum in our business activities. But first let me take you through the financial highlights of 2005.

Financial Review
I will spare you the details of the financial statements, but let me just mention a few highlights.

Revenue was up almost 20% to just over DKK 6.6 billion, which is about DKK 1 billion higher than what we expected at the beginning of the year. The primary driver of our growth was – again – GN Mobile. As I've said at previous general meetings, mobile headsets is a focus area for us and a growth area and I think the figures continue speak for themselves. Revenue in this business area increased by three quarters of a billion last year, but our other headset division – GN Netcom – also came out with an especially positive performance and contributed greatly to GN's growth.

As I mentioned earlier, our operating profit – what we call EBITA – was DKK 876 million. All four business areas improved their earnings in terms of cash funds, and three of our four business areas also increased their profit margins. The fourth – hearing instruments – remained at the same level. GN's overall EBITA rose by almost 20% compared with our guidance of 15% growth issued at the beginning of the year. This increase in earnings was partly due to stronger sales and partly due to greater efficiency following the extensive restructuring of production, development, sales and marketing implemented in recent years.

Profit before tax was DKK 815 million, some DKK 65 million higher than the guidance we issued in February last year. The improvement was even more pronounced after tax, because we capitalized a number of tax assets. Net profit rose by 67% to reach DKK 850 million.

All in all, this was a satisfactory performance, better than we had anticipated at the beginning of the year. But – as I said before – there is still room for improvement.

Allow me to make a few comments on our cash flows. Last year, cash flows from operations amounted to DKK 828 million. The DKK 100 million decline from the year before was attributable to GN's growth: a growth business entails larger inventories and increased trade receivables. So you see, there is a natural explanation for the decline. That being said, I would like to add that we need to improve our cash flows again in 2006. Production and logistics should be made more efficient so that we can get the products to our customers faster and issue invoices and receive payments more quickly.

Our investments grew significantly last year and totalled three quarters of a billion. A large share of the funds was earmarked for hearing instruments: we invested in distribution, development and – the biggest single item – the acquisition of German manufacturer INTERTON. In addition, we made investments in GN's new corporate headquarters. I'll get back to that later.

As part of our financing activities, we returned more than half a billion kroner to our shareholders in the form of dividends and share buy-backs. Much of what was distributed to shareholders was covered – roughly speaking – by increasing GN's debt by a total of DKK 475 million.

Business Areas

Before we go into each of the business areas, I would like to make a few comments on GN's headset activities. Last year marked a quantum leap when headsets passed hearing instruments and became GN's largest activity, contributing 53% to overall revenue. The

change was brought about by the extremely high growth rate generated by the headsets business. To give you some idea of just how fast this happened, GN manufactured almost 25 million headsets, amplifiers and other accessories in 2005 – a 50% increase on the year before.

Twenty-five million – you almost have to say it out loud again to grasp the magnitude of manufacturing and selling such a large quantity all over the world. Today, GN has 1,000 employees manufacturing headsets at Xiamen, and there are even more people employed with subcontractors in China. Yes, it is a challenge to manage such a complex operation when everything in sight just keeps growing and needs to be done faster and in a better way. And it is difficult to plan ahead, with demand from our OEM customers fluctuating so widely from quarter to quarter and with sales of our own Jabra products also being seasonal.

We have been quite successful in solving the difficult challenge of managing our growing business and supply chain. But we want to do better, so we are focusing on increasing supply chain efficiency and flexibility in order to make growth even more profitable.

The platform for success is definitely in place. GN stands today as the world's largest manufacturer of headsets, and this position offers substantial economies of scale, for example in terms of procurement and development. In addition, the two headset businesses are increasingly converging technologically and in terms of sales. This allows them to draw on each other's experience.

CC&O

The CC&O business area, which manufactures headsets for offices and contact centers, more than doubled its sales growth to 17%, while increasing its operating margin from 19.5% to 20.2%.

A few external factors did help CC&O achieve this significant progress – and will continue to contribute to growth. First and foremost, IP telephony is marching forward. Second, US growth rates are at a decent level. Third, but certainly not least, the benefits of using wireless headsets in the office are coming more and more into focus due to significantly increased marketing efforts.

At least as important as these external factors, if not more important, is the fact that CC&O moved its production to China a few years ago, thereby creating a strong platform for profitable growth. From this platform, the organization has worked the market much more dynamically and aggressively. Marketing efforts are intensified, sales efforts are intensified, and the bar has been raised. This business area has both recruited external consultants with experience in retail sales and marketing and drawn on the experience of colleagues in GN Mobile.

This has especially proved successful in the United States. It was only 18 months ago that the first major electronics retail chain began to carry GN Netcom products. Also in the US, we saw our own sales channel – Hello Direct – really boost sales, especially to small businesses, through telemarketing, mail order and online sales.

GN Store Nord A/S Mårkærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

USA was the main driver of growth in the first three quarters; Europe had a strong comeback in the fourth quarter. Another aspect of CC&O's performance was the choice made late in the year to postpone, for commercial reasons, the introduction of the very important next generation of wireless headsets. As a result, these headsets did not add to CC&O's growth in 2005, but we're confident they will contribute to this year's growth.

The new generation – the GN 9300 series – was shown for the first time at the CES convention in Las Vegas in January this year. The GN 9350 flagship has a range of 150 meters, and it can be used for both fixed-line and VoIP telephony. Additionally, it uses digital signal processing (DSP), something we've been using in hearing instruments for some time, to eliminate unwanted background noise. It is one of several good examples of GN's business areas inspiring each other.

I would go a little out on a limb and say that CC&O, with its 9300 series and other products, has the broadest wireless program in the industry. What is more, Bluetooth technology will become increasingly popular in the office segment, and we already master this technology to perfection.

Looking ahead, we might expect intensified competition on prices, but we still expect demand to grow at the rate of 20-30% going forward. The contact center market follows general business trends to a greater extent; we expect this segment to grow at an annual rate of 3-5%.

We project that CC&O headsets will generate sales growth of at least 15% and a profit margin of 18-20% in 2006.

Mobile Headsets
GN's mobile headset sales rose by 60% to almost DKK 2 billion. The strong growth was from sales to our OEM customers, who are some of the world's leading manufacturers of cell phones. On the other hand, headset sales of our own brand, Jabra, improved by 36%. Overall, GN Mobile sold about 11 million wireless headsets and maintained our position as world market leader.

This strong, sustained growth is driven by the Bluetooth technology. We estimate that, last year, one in five cell phones manufactured had built-in Bluetooth functionality. This means that an awful lot of people can enjoy hands-free cell phone communication no matter where they are, as long as they have a headset. The benefits and the freedom users get from hands-free communication are so obvious that we expect Bluetooth functionality to become a feature of most new cell phones within a few years. As a result, unit sales of Bluetooth headsets will continue to increase: from 32 million last year to between 150 and 200 million in four to five years' time.

Geographically, Bluetooth technology is also gaining new ground in North America and Asia, which pushes GN Mobile sales up in these regions. When GN Mobile went into Asia a couple of years ago, many people smiled and told us it was far too early because the market was not at all mature. But we went there to learn about the markets and to gain a foothold so we'd be ready the day Bluetooth had its breakthrough. Our rationale was that you simply can not afford to ignore vast markets like China and India or strong economies

GN Store Nord A/S Markærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

like Japan, Hong Kong, Korea and Singapore. Today, the Asian markets are prospering. Last year, GN Mobile generated revenue of DKK 113 million in Asia, and it really does say a lot about the region's potential when sales go from nil to DKK 113 million over just a few years. We still expect Asia to become the largest market for both cell phones and headsets, and we are pleased that we have pretty much already learned how to get on there.

Mobile headsets are *fast-moving consumer goods* – in other words products with a short lifecycle. Launching the products in a steady flow is a part of the market dynamics; if you want to differentiate your products on the market, you need a strong brand and to have the right sales channels. That's why GN Mobile continues to spend a lot of money and effort extending our market coverage and increasing awareness of the Jabra brand, even though these massive efforts have an impact on our earnings. However, having a strong brand is an absolute must.

Speaking of new products, GN Mobile launched as many as 25 new products last year. In my opinion, one product that deserves mention is the award-winning Jabra JX10 designed by Jacob Jensen Design. This stylish lightweight headset weighs less than ten grams, is less than four centimeters long, features DSP technology, and can be hooked up to either a cell phone or a computer. I think it would only be fair to acknowledge that we've had capacity problems at GN, also in the GN Mobile development department. That was the reason why the launch of Jabra JX10 and other products was delayed until the end of the year. This is another good reason, as I mentioned earlier, to keep working to optimize our processes and supply chain.

As I've already mentioned, GN Mobile's markets continue to grow, driven by the Bluetooth technology, cell phone sales and the increasing awareness of the freedom that wireless devices provide. We are now seeing the breakthrough of a fourth driver: music.

It is difficult to miss the fact that most young people today have an MP3 player. We expect that more and more cell phones will feature built-in music functionality and thus will turn into communications products that can be used for telephony, music, games and more. To prepare for this situation, GN Mobile launched six new products at the CeBIT electronics fair a few weeks ago, including the first Jabra stereo headset, the BT620s, that features wireless sound with MP3 players, cell phones, and both stationary and laptop computers.

No one else at the CeBIT fair had a wireless product range that matched ours, and this gives us reason to believe that GN Mobile will be able to maintain its position as the world's largest and continue to grow. We expect a 38% increase in revenue this year to DKK 2.7 billion, fairly evenly split between OEM customers and the Jabra brand.

While previously we were aiming at growth only, the business has now grown to a size and critical mass that allows us to demand more from our earnings. That is why our goal for 2006 is to increase our EBITA margin from last year's level of just over 3% to 3-5%.

Hearing Instruments
Our hearing instrument business lifted revenue by almost 5%. Part of the improvement derived from the German business INTERTON, which GN acquired in November.

Adjusted for the INTERTON transaction, revenue growth was just over 3%, slightly short of the 4% we were expecting back in February of last year.

Despite of the planned extra costs of DKK 126 million for development, sales and marketing, our operating profit, EBITA, matched revenue improvement, increasing 4.7% to reach DKK 557 million. That is an indication that the many tough restructuring measures we implemented in production, brands, product portfolio and supply chain a few years ago are now having the intended effect.

It is also encouraging to see the successful turnaround of the Beltone brand after several years of negative performance. Backed by a whole new product portfolio, Beltone outperformed the US market and generated growth in other countries. Beltone's network of dedicated dispensers is expanding, in spite of a tough market in which the retail segment has virtually become a beauty pageant for manufacturers.

In the premium segment, GN ReSound introduced its ReSound Metrix hearing instrument, which is based on GN's proprietary new generation chip platform. The device has two microphones for natural sound and its built-in log "remembers" the user's environments and settings, for much easier fitting. The ReSound Metrix was launched in a complete series of behind-the-ear, in-the-ear and completely-in-the-ear devices, although, unfortunately, the latter model was delayed.

Products such as the ReSound Metrix and the ReSoundAIR are an excellent example of GN's ability to develop highly advanced devices for the high end of the market. I would actually say that this is one area in which we help set the agenda both in the industry and on the market.

On the other hand, we must also admit that we haven't quite had the right products for the medium and low-price segments. We didn't pay quite enough attention to these segments while we were wrestling with the constantly increasing workload involved in restructuring our hearing instrument business and improving earnings.

However, we did gain a stronger foothold in those market segments in November when we acquired INTERTON. INTERTON is strongly positioned in the medium- and low-price segments, and the company enjoys a good and well-deserved reputation for providing value for money. To capitalize on this, we plan to retain INTERTON's brand, identity and position, giving us a third avenue of access to the market to complement the GN ReSound and Beltone brands.

Obviously, INTERTON in itself is not enough. At GN, we must just generally launch more exciting products in all price segments, and we must introduce our new launches more frequently. As a rule of thumb, the general product lifetime of a hearing instrument has fallen from five years to more like three years. This spring we are launching the Pixel and Plus5 devices under the GN ReSound brand, and we have more products in the pipeline.

We mustn't forget that the hearing instrument division has been through a huge restructuring process: in the course of just a few years, we raised the operating margin from a mere 6.5% to about 20%, an achievement no one believed possible. Last year, we

put profitable growth at the top of the agenda, making extra investments in development, sales and marketing. As I said earlier, we'll see the results of these efforts in the form of more product innovations. In addition, the hearing instrument division is working hard to build better positions with the chains and the dispensers and, across the division, to master sales and marketing as well as they already master high-tech product innovation.

A goal is to accelerate growth also this year. We expect revenues to total DKK 3.2 billion, including the INTERTON business. If we leave out the contribution from the German company, our organic growth would then be 7%, which is twice the 2005 growth rate in a market expected to grow by 4-6%.

The EBITA margin is expected to be 18-20%, but that figure includes the DKK 35 million cost of relocating operations from Cork in Ireland to Denmark and China. Adjusted for this restructuring cost, we project an EBITA margin of 19-21%.

Audiologic Diagnostics Equipment

So as you can see, growth was a common feature of GN's three largest business areas in 2005, and that is set to continue in 2006. For our smallest division, Audiologic Diagnostics Equipment, prospects are a little different. The new management appointed 18 months ago has adjusted the organization, prioritizing the many activities. As a result, GN Otometrics now concentrates on clinical diagnosis of hearing loss and balance disorder testing, as well as hearing instrument fitting systems.

Last year, this narrower focus cut down revenue from DKK 348 million to DKK 324 million. On the other hand, management achieved breakeven after making major cuts in head office staff and merging four locations into two. EBITA was DKK 1 million, up from a loss of DKK 7 million last year.

There are a lot of good things in GN Otometrics to build on. It holds a global market share of around 25% in its core business area and is very well positioned technology-wise. However, we've probably tried to span over too many activities, allocating our resources to making changes to our product platform that were a little too excessive. But there is a cure for that: refocusing and introducing more and relatively smaller solution upgrades and innovations that are readily compatible with the hardware and software products available at the hearing clinics.

We expect a further earnings improvement this year as a result of that approach on the basis of about the same revenue as last year. Also, let's not forget that audiologic diagnostics equipment is of great value to us in another sense: its strategic importance to our hearing instrument division. It is important for GN to be involved in the entire process, right from the time a hearing loss is diagnosed until a satisfactory solution for the user can be found.

Capital Structure and Shareholder Returns

No more about our business operations. Before I finish my report by telling you about what we're doing to sustain growth, allow me to touch on a subject that I find it difficult to consider a problem. If we have to use that word, I would at least call it a luxury problem.

The fact is that after several years of improving earnings, GN's equity is now at DKK 5.3 billion and we have an equity ratio of more than 66%. A new year is well under way, a year in which we expect to see our earnings and cash flows improve even more.

It's nice for a company to have ample financial strength like we do, but of course you shouldn't allow yourself to become so "musclebound" that you either rest on your laurels or you become inflexible. To avoid this situation, your Supervisory Board and Executive Management is taking a look at GN's capital structure.

The Supervisory Board's guiding principle in this, as in everything else we do, obviously, is to create value for our shareholders. Generally, we endeavor to do that by having a skilled management, by defining a forward-looking strategy, and by staying on the track that is GN's long-term development, regardless of the trends that are dominant at the moment. We believe that this is the right way to build a platform for a company that creates value for its owners today, tomorrow and in the long term.

There are several ways to measure value created for the shareholders.

- One way is to look at the share price, which we prefer to see rise and reflect growth at GN. Last year, GN stock outperformed the average of the other companies in the C20 blue chip index. GN was second-best in 2004 and the best-performing C20 stock in 2003.

- Another measure is the direct return to the shareholders through dividends and share buy-backs. Last year, GN returned DKK 532 million to the shareholders. Combined, the dividend and the increase in the share price provided a 41% return on GN stock in 2005.

Today, the Supervisory Board proposes an unchanged dividend of DKK 0.6 per share. We are also proposing a new share buy-back program for up to DKK 400 million in the first half of this year. In other words, we are proposing to distribute a total of about DKK 532 million.

Looking ahead, the challenge is to strike the right balance between allocating dividends and buying back shares for the direct benefit of the shareholders on the one hand and enabling GN to retain its financial room to maneuver, to do what is necessary to sustain growth, on the other. I promise that we will report back to you on our conclusions.

Development

I also promise that we will not just sit on the money: it will be put to work. Last year, we worked hard to maintain momentum, and we will be doing more this year.

Take research and development, for example. Last year we increased our costs in this field by more than 20% to roughly DKK 371 million. We hired just under 100 new R&D employees, so we now have a staff of 450 working on innovation.

We strengthened R&D in China and now have almost 50 development staff members there. We also strengthened our audiologic research center in Chicago and our algorithm department in the Netherlands. We expanded our two departments in western

Copenhagen, and on October 1, we opened a new office in Aalborg, the centerpiece of Denmark's cell phone industry, and we were fortunate enough to be able to hire a close-knit team of highly qualified engineers who previously worked for a cell phone industry subcontractor that had shut down operations. We now also have an R&D department in Cologne, Germany, thanks to our acquisition of INTERTON late in the year.

GN launched 30 new products in 2005. We generated 60% of our revenue from products or upgrades that had been on the market for two years or less. This year, we will have even more new products, because we have to innovate our product portfolio if we're going to satisfy the requirements for new, comfortable and user-friendly products we encounter on all markets. This makes it even more important to be focused on prioritization, innovative thinking, the interaction between sales and development, and the collaboration between GN's different R&D centers. However, it also requires more resources. That is why we will be allocating an extra DKK 150 million to R&D this year.

Sales and Marketing
The second core area we will be concentrating on is sales and marketing.

We simply have to get more salespeople out in the field. We need to build relations and to have our products carried by more sales channels. We also need to have better relationships with our current customers. We need to build a better presence on the emerging markets of Asia, Eastern Europe and South America. It is also important to be able to position ourselves with end users, with strong and distinct brands based on a philosophy that end users should find it fun and easy to use GN products.

Don't forget that the market for mobile headsets is already very much a business-to-consumer (B2C) market. Headsets for offices is slowly becoming a B2C market, and, on the hearing instrument market, contact with end users through dispensers is also becoming more and more important.

Focusing on our Employees
The last focus area I'm going to mention is Human Resources.

Last year, GN hired about 1,000 new employees. That is a lot of people to recruit and integrate in our organization. We expanded in most countries, especially here in Denmark, where more than 200 new employees joined us in sales, marketing, development, and the supply chain. During a time when there is a lot of talk about Danish jobs being outsourced, we should mention that even though GN has eliminated 100 jobs in manufacturing, we've also created almost 500 knowledge-intensive positions.

China remains our largest country of operation, with more than 1,500 employees; next is 1,400 in the United States, and Denmark comes in third. GN is a global business and I'm pleased to note that in our overall HR efforts, we are increasingly addressing that fact. We've become much better at recruiting, developing competencies, developing our organization and helping to plan careers in a global and coherent perspective across the GN organization.

We plan to promote more – and better – sharing of knowledge and experience across GN. We would like the people working with headsets to learn even more from each other's market approach, and we would like to see even more technology exchange between headsets and hearing instruments. We believe that this will be best achieved if these people work under the same roof. That's one reason why more than 1,000 GN employees will be moving to our new corporate headquarters in the Copenhagen suburb of Ballerup over the next 12 months.

This will be a workplace with advanced facilities. I hope that it will also be a workplace with plenty of room for opinions and room for discussion, where many new products can be developed and new market inroads made, a motivational environment that makes going to work fun and where our employees feel that their own market value appreciates day by day, just like GN's.

I believe that it will be like that, because when I look around at GN today, I sense a new spirit – a spirit with a greater commitment, more pride and a more international outlook than we had before. This is probably because our results make it easier to hold our heads high, but it is also because we've successfully attracted almost 100 managers and specialists with an international background to Copenhagen.

Share Option Plan
When discussing how to motivate our staff, we can't avoid the topic of compensation. At last year's general meeting, I told you that the Supervisory Board had considered GN's overall system of compensation and that we had concluded that share options are the best way to motivate our key employees. For one thing, employees and shareholders then have a shared interest in increasing the share price. Options are also the instrument most commonly used by our competitors worldwide.

Accordingly, we extended GN's share option plan in 2005. A few more people have become eligible: 92 instead of 79. The theoretical value of options awarded has also increased a bit; from DKK 14 million to DKK 17 million. This year, we intend to increase the overall award to around DKK 25 million. However, the basic requirement is unchanged: it takes an increase in the share price before the options become of value. Option holders won't benefit until value has been created to the shareholders.

The Work of the Supervisory Board and the Executive Management
While we're on the subject of money, as you can see from the financial statements, we are proposing to raise the Supervisory Board remuneration to DKK 200,000 to Supervisory Board members, twice that to the Deputy Chairman and triple the amount to the Chairman. This increase in fully consistent with my remarks at last year's general meeting.

We held eight supervisory board meetings last year, including a multi-day strategy seminar at the largest GN unit in Xiamen. In addition to the ongoing follow-up on the business and operations, we also discussed topics such as our global IT strategy, financial capacity and risk management.

The remuneration to the Supervisory Board and the Executive Management is stated on page 4 of the Annual Report. GN came out early in providing full transparency about these matters, and I have noted that compared to other companies, GN is by no means a leader in terms of remuneration, neither for the executive nor the Supervisory Board. I believe it is fitting to remind you that Supervisory Board remuneration has been frozen for five years. We agreed that we would only consider raising remuneration when we could safely say that GN would again be experiencing healthy growth. That is the situation for GN now, and I believe that in the future we will probably see more frequent alignments towards the market level.

Concluding Remarks
I started out by saying that 2005 was the high point so far in our efforts over the past several years to optimize GN and achieve profitable growth. I am pleased to tell you that the improvements are set to continue, and that we expect even better results in 2006.

We also expect to invest more than DKK 1 billion, mainly in development projects, hearing instrument distribution and in our new GN corporate headquarters. As I've already mentioned, we will be allocating an additional DKK 500 million to development, marketing and sales. It says quite a bit about GN's potential, however, that even though we are taking half a billion kroner from our earnings, we still expect to improve our performance.

We expect our revenue to grow by 20% to at least DKK 8 billion. We project that operating profit, EBITA, will grow to about DKK 1 billion, and we expect to improve profit before tax by about 14% to DKK 925 million. All this assumes a US dollar-Danish krone exchange rate of 6.

To wind up, I would like to thank the company's employees and management for their highly competent efforts and huge contribution to GN's exceptional performance over the last couple of years. As you can see from the figures for 2005 and our forecasts for 2006, it has definitely been worth the effort. GN is primed to stay on track and to deliver profitable growth.

Thank you.

GN Store Nord A/S Markærvej 2A PO Box 249 DK-2630 Taastrup Tel.: +45 72 111 888 Fax: +45 72 111 889 www.gn.com info@gn.com CVR No. 24257843

GN

March 21, 2006

ANNOUNCEMENT NO: 9

Annual General Meeting of GN Store Nord A/S

As announced, GN Store Nord held its Annual General Meeting today.

The Chairman's Report was adopted and both the Annual Report for 2005 and the Supervisory Board's recommendation that dividends be distributed were approved.

In addition, the resolutions proposed by the Supervisory Board for an authorization to let the Company acquire up to 10% of the share capital and to amend the articles of association were approved.

The nominated candidates for the Supervisory Board, Mogens Hugo Jørgensen, Finn Junge-Jensen, Jørgen Bardenfleth, Asger Domino, Per Harkjær and Lise Kingo were re-elected by the AGM.

KPMG C.Jespersen was re-appointed as the Company's auditor.

At the following constituting board meeting Mogens Hugo Jørgensen was elected Chairman and Finn Junge-Jensen was elected Deputy Chairman.

Please refer to the agenda on page 2.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

The Annual General Meeting of GN Store Nord A/S (hereinafter the "Company") was held for the following purposes:

a) To receive the report of the Supervisory Board on the Company's activities in 2005

b) To receive a presentation of the audited Annual Report for adoption and to vote on a resolution to discharge the Supervisory Board and the Executive Management for liability

c) To consider resolutions for the appropriation of the profit for the year in accordance with the Annual Report as adopted

d) To consider a resolution from the Supervisory Board authorizing the Supervisory Board to let the Company and its subsidiaries acquire up to 10% of the Company's shares

e) To consider a resolution from the Supervisory Board in respect of amendments to the Company's Articles of Association

f) To consider a resolution from the Supervisory Board to reduce the share capital by cancelling treasury shares

g) Election of members to the Supervisory Board

h) To appoint a state-authorized public accountants to act as the Company's auditor

i) Any other business.

GN Store Nord A/S
Markærvej 2A
PO Box 249
DK-2630 Taastrup
Tel.: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

March 21, 2006

ANNOUNCEMENT NO: 10

Share Buyback in GN Store Nord A/S

The Supervisory Board of GN Store Nord A/S (GN) has resolved to launch a share buyback program, acting on the authorization granted to the Board at today's Annual General Meeting. The authorization allows GN to acquire up to 10% of its shares at the market price prevailing at the time of purchase subject to a deviation of up to 10%.

Under the share buyback program, GN plans to buy back shares in the company for an amount of up to DKK 400 million during a period starting today and ending on June 30, 2006, for the purpose of reducing the company's share capital.

The share buyback program is being implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003, which protects listed companies against violation of insider legislation in connection with share buybacks. The detailed terms of the share buyback program are provided below:

As was also the case for the share buyback of 2005, GN has appointed Danske Markets (Division of Danske Bank A/S) as lead manager of the program. Danske Markets will, under a separate agreement with GN, buy back shares on behalf of GN and make trading decisions in respect of GN shares independently of and without influence from GN as to the timing of the purchases, and will complete the buyback within the framework set out in this announcement.

As mentioned, the purpose of the share buyback is to reduce GN's share capital. Accordingly, the Supervisory Board will, not later than at the company's next Annual General Meeting, submit a proposal to reduce the share capital by a nominal amount that will, as a minimum, correspond to the nominal value of the share capital bought back.

In addition, the share buyback will be implemented under the following framework:

- The maximum aggregate consideration for GN shares bought back will be DKK 400 million.

- A maximum of 8,829,136 GN shares will be bought under the program, which number of shares added to GN's current holding of treasury shares is equal to 10% of the share capital.

- A maximum of 560,214 shares will be bought back during any one single trading day, equal to 25% of the average daily trading volume of GN shares on the Copenhagen Stock Exchange during the month of February 2006.

- In transactions undertaken, shares will not be bought at prices exceeding the higher of: (i) the share price of the latest independent transaction and (ii) the highest independent bid (highest buyer's bid) on the Copenhagen Stock Exchange.

- At least once every seven trading days, GN will issue an announcement in respect of transactions made under the share buyback program.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1888

About GN Store Nord
GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

GN

RECEIVED

2006 OCT 15 A 11:22

March 31, 2006

ANNOUNCEMENT NO: 11

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK001027263-2) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
March 22, 2006	200,000	84.86	16,972,000
March 23, 2006	50,000	86.65	4,332,500
March 24, 2006	45,000	86.50	3,892,500
March 27, 2006	55,000	85.45	4,699,750
March 28, 2006	84,000	84.61	7,107,240
March 29, 2006	95,000	83.57	7,939,150
March 30, 2006	60,000	84.31	5,058,600
Accumulated under the program	**589,000**		**50,001,740**

Following the above buyback GN Store Nord owns a total of 13,707,370 own shares at a nominal value of DKK 4, equal to 6.2% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 7211 1840

GN

April 11, 2006

ANNOUNCEMENT NO: 12

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	589,000		50,001,740
March 31, 2006	35,000	85.29	2,985,150
April 3, 2006	75,000	85.23	6,392,250
April 4, 2006	100,000	84.23	8,423,000
April 5, 2006	25,000	84.40	2,110,000
April 6, 2006	12,200	86.00	1,049,200
April 7, 2006	125,000	85.98	10,747,500
April 10, 2006	0	0	0
Accumulated under the program	**961,200**		**81,708,840**

Following the above buyback GN Store Nord owns a total of 14,063,370 own shares at a nominal value of DKK 4, equal to 6.4% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 2212 1840

GN

April 25, 2006

ANNOUNCEMENT NO: 13

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	961,200		81,708,840
April 11, 2006	0	0	0
April 12, 2006	0	0	0
April 18, 2006	75,000	85.17	6,387,750
April 19, 2006	80,000	84.38	6,750,400
April 20, 2006	45,000	84.08	3,783,600
April 21, 2006	70,000	84.63	5,924,100
April 24, 2006	50,000	84.80	4,240,000
Accumulated under the program	**1,281,200**		**108,794,690**

Following the above buyback GN Store Nord owns a total of 14,269,570 own shares at a nominal value of DKK 4, equal to 6.5% of the total number of 219,775,063 shares.

For further information, please contact:

Peter Kruse
VP Investor Relations

GN Store Nord A/S
Tel.: +45 22 121 840

GN

May 4, 2006

ANNOUNCEMENT NO: 14

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy own shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	1,281,200		108,794,690
April 25, 2006	65,000	84.81	5,512,650
April 26, 2006	50,000	85.03	4,251,500
April 27 2006	75,000	84.97	6,372,750
April 28, 2006	40,000	84.25	3,370,000
May 1, 2006	35,000	84.47	2,956,450
May 2, 2006	80,000	84.63	6,770,400
May 3, 2006	70,000	81.64	5,714,800
Accumulated under the program	**1,696,200**		**143,743,240**

Following the above buyback GN Store Nord owns a total of 14,669,570 own shares at a nominal value of DKK 4, equal to 6.7% of the total number of 219,775,063 shares.

Most recent reported shareholding was April 25, 2006 where GN Store Nord owned a total of 14,269,570 own shares equal to 6.5% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

This publication is available in Danish and English.
In case of any discrepancies, the Danish version shall be the governing text.

May 9, 2006

ANNOUNCEMENT No.: 15

Q1 Interim Report 2006

First quarter highlights

As expected, the financial results were impacted by the increase in investments to promote growth. In addition, non-recurring costs relating to the closure of the hearing instrument operations in Cork, Ireland, amounted to DKK 55 million. The cash flow decline was due to increases in costs and working capital for the hearing instrument business.

- Revenue improved to DKK 1,756 million from DKK 1,361 million in Q1 2005.
- EBITA fell to DKK 107 million from DKK 183 million in Q1 2005. EBITA was DKK 162 million when adjusted for the costs of closing down Cork, Ireland.
- Profit before tax fell to DKK 91 million from DKK 170 million in Q1 2005.
- Cash flows from operations fell to DKK 146 million from DKK 261 million in Q1 2005.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord
Tel: +45 7211 1888

Jens Due Olsen
Executive Vice President

GN Store Nord A/S
Tel: +45 7211 1888

Statement by the Supervisory Board and the Executive Management

The Supervisory Board and the Executive Management have today discussed and approved the interim earnings release for GN Store Nord A/S for the three months ended March 31, 2006.

This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU, see the paragraph on accounting policies, and additional Danish interim financial reporting disclosure requirements for listed companies.

We consider the accounting policies applied to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial results and financial position as at March 31, 2006 and of the Group's operations and cash flows for the three months ended March 31, 2006.

Høje-Taastrup, May 9, 2006.

Supervisory Board

Mogens Hugo Jørgensen Chairman	Finn Junge-Jensen Deputy Chairman	Jørgen Bardenfleth
Asger Domino	Per Harkjær	Lise Kingo
Jens Bille Bergholdt	Nikolai Bisgaard	Christian Bjerrum-Niese

Executive Management

Jørn Kildegaard President & CEO	Jens Due Olsen	Jesper Mailind

Outlook for 2006

GN retains the forecasts for the consolidated group and for the individual business areas. The revenue forecast of at least DKK 8 billion and the EBITA forecast of about DKK 1 billion are unchanged, assuming a US dollar-Danish krone exchange rate of 6.00.

Outlook for 2006 and Financial Highlights for 2005, Q1/2006, Q1/2005

(DKK millions)	Outlook for 2006	2005	Q1/2006	Q1/2005	Change Q1-o-Q1
	DKK/USD: 6.00	DKK/USD: 5.75	DKK/USD: [illegible]	DKK/USD: 5.68	
Revenue					
Contact Center & Office Headsets	at least 1,800	1,549	447	342	30.7%
Mobile Headsets	approx. 2,700	1,960	463	292	58.6%
Hearing Instruments	approx. 3,200	2,795	764	641	19.2%
Audiologic Diagnostics Equipment	approx. 325	324	77	80	(3.8)%
GN total*	**at least 8,000**	**6,644**	**1,756**	**1,361**	**29%**
EBITA					
Contact Center & Office Headsets	18%-20%	20%	17.7%	20.8%	(3.1)%p
Mobile Headsets	3%-5%	3%	(3.0)%	(2.7)%	(0.3)%p
Hearing Instruments	18%-20%**	20%	6.5%	19.8%	(13.3)%p
Audiologic Diagnostics Equipment	small profit	0%	0.0%	1.3%	(1.3)%p
GN total*	**approx. 1,000**	**876**	**107**	**183**	**(41.5%)**
Amortization, net finance etc.					
GN total*	**70**	**61**	**16**	**13**	**23.1%**
EBT					
GN total*	**approx. 925**	**815**	**91**	**170**	**(46.5%)**
Cash flow from operating activities					
GN total*	**no guidance provided**	**828**	**146**	**261**	**(44.1%)**

* Including "other"

** 19%-21% excluding non-recurring costs relating to the closure of the hearing instrument operations in Cork, Ireland

Group functions are still expected to have a negative impact on EBITA of approximately DKK 50 million. Amortization of intangible assets acquired through company acquisitions is expected to amount to approximately DKK 30 million. Net financial items are expected to be an expense of approximately DKK 50 million, including the effects of the planned share buy-back program under which the company plans to buy back shares for up to DKK 400 million during the period March 22-June 30, 2006. During the period to May 3, GN acquired 1,669,200 shares in the program, which was approved at the general meeting held on March 21, 2006, at an aggregate price of DKK 143,743,240. In addition, GN holds a total of 13.000.370 treasury shares including 6,012,000 shares acquired in connection with the 2005 share buy-back program. These shares will be cancelled in July 2006.

It is still expected that investments in property, plant and equipment and in intangible assets including development projects and hearing instrument distribution activities will amount to just over DKK 1 billion, of which more than DKK 300 million relates to the new corporate headquarters, where the first employees have now moved in. In order to support the greater priority to top-line growth, GN will be allocating a total of DKK 500 million more to sales, marketing and development in 2006 than it did in 2005.

Profit before tax is still expected to improve to around DKK 925 million from DKK 815 million in 2005.

With around 60% of GN's revenue and some 65% of costs generated in US dollars or US dollar-related currencies, GN's long-term industrial competitiveness and its EBITA are

resilient to likely US dollar fluctuations. Short-term fluctuations in the dollar would impact profit as and when products manufactured at a given exchange rate are sold at a different exchange rate at a later point in time. In the longer term, Asian currencies will take on added importance in terms of both revenue and costs. GN's cost base in China amounts to about DKK 900 million annually, as all GN headsets and BTE hearing instruments are manufactured in that country. The hearing instruments are all manufactured at GN's own factory in Xiamen, whereas 80% of the headsets are assembled by sub-contractors. GN generates revenue of DKK 100 million in China.

Forward-looking statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2006 are, of course, subject to risks and uncertainties which may result in material deviations from expectations. Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord A/S.

Consolidated Financial Highlights

(DKK millions)	Q1 2006 (unaud.)	Q1 2005 (unaud.)	Total 2005 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU			
Revenue	1,758	1,361	6,644
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	97	176	834
Operating profit (loss)	97	176	823
Profit (loss) from ordinary activities before tax	91	170	815
Profit (loss) for the period	66	121	850
Earnings – Investor-specific highlights			
Earnings before depreciation, amortization, impairment and items of a non-recurring nature (EBITDA)	152	223	1,051
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and items of a non-recurring nature (EBITA)	107	183	876
Balance sheet			
Share capital	879	879	879
Group Equity	5,172	4,716	5,349
Total assets	8,068	6,268	8,091
Net interest bearing debt	(909)	(204)	(720)
Cash flows			
Cash flows from operating activities (CFFO)	146	261	828
Cash flows from investing activities	(184)	(64)	(751)
Total cash flows from operating and investing activities	(38)	197	77
Development costs			
Development costs incurred	116	72	371
Restructuring costs			
Restructuring recognized in income statement	55	-	7
Restructurings, paid	(12)	6	8
Investments			
Plant and machinery etc,	73	22	168
Real property including leasehold improvements	4	4	18
Development projects, developed in-house	66	38	188
Other intangible assets excluding goodwill	18	5	49
Total (excluding company acquisitions)	161	69	423
Company acquisitions		-	457
Acquisition of associates		-	74
Total investments	161	69	954
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	92	73	335
Impairment of intagible assets	-	-	8
Key ratios			
EBITA margin	6.1%	13.4%	13.2%
Return on equity	1.3%	2.6%	17.1%
Equity ratio	64.1%	75.2%	66.1%
Key ratios per share			
Earnings per share (EPS)	0.29	0.58	4.04
Earnings per share diluted (EPS diluted)	0.29	0.57	4.00
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.,	0.61	0.61	4.28
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., diluted	0.60	0.61	4.23
Cash flow per share (CFPS)	0.70	1.22	3.94
Book value per DKK 4 share	25	22	25
Share price at the end of the period	85	68	83
Employees			
Average number	5,690	4,618	5,190

Accounting policies
This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish interim financial reporting requirements for listed companies.

The accounting policies are unchanged from those applied in the 2005 Annual Report.

The investor-specific statements are reviewed below.

Financial results
Revenue improved by DKK 395 million on 24% organic growth. The strong growth was due to the continued strong revenue improvements in the headsets business, but also to improved growth in the hearing instruments business.

Both of GN's headsets businesses reported record-high revenue performances in the first quarter. CC&O Headsets achieved 25% organic growth and revenue of DKK 447 million, while Mobile Headsets generated revenue of DKK 463 million and 54% organic growth in a market that remained very competitive. The overall revenue of DKK 910 million makes GN the leading manufacturer of headsets on the market. This position enhances to the company's procurement power and combines with the diversified product portfolio to create a competitive market position. Cooperation between the two headsets businesses is increasingly becoming a focal point, because they share more and more sales channels and because Bluetooth technology is expected to be applied in both the office and the mobile segments.

The hearing instrument business saw healthy demand for its new mid-range products, the ReSound Pixel and the ReSound Plus5. The business area generated a 19% revenue improvement over Q1 2005 supported by the acquisition of INTERTON. Organic growth for the business area was 5% y-o-y. As expected, the ReSoundAIR is facing tough competition, which is expected to slow growth in the business area in the short term until GN's comprehensive product launch and upgrading program begins to take effect in the second half of the year.

GN's consolidated innovation rate was 54% and is affected by the ReSound Pixel, the ReSound Plus5 and the launch of the GN 9300 wireless headset family of products and the Jabra BT620s stereo headset.

Revenue was DKK 881 *million* in North America, DKK 689 million in Europe and DKK 186 million in Asia and the rest of the world.

GN's gross profit was DKK 886 million against DKK 749 million in Q1 2005, driven by the almost DKK 400 million revenue improvement. GN's consolidated gross margin fell to 51% in Q1 2006 from 55% in Q1 2005. CC&O Headsets retained the gross margin thanks to falling unit costs of wireless headsets. The Mobile Headsets gross margin fell to 21% in spite of a sales improvement for Jabra products, as the low-end segment is currently experiencing the strongest growth rates. The gross margin for hearing instruments fell from 64% to 61% due to the closure of the hearing instrument operations in Cork, Ireland, the acquisition of INTERTON and the refocused product mix towards less expensive products.

Total sales and distribution costs amounted to DKK 448 million, compared to DKK 324 million in Q1 2005. Total development costs were up by 64% relative to Q1 2005 to DKK 118 million. The increase is a reflection of the decision to accelerate growth by way of a sharp increase in investments for both headsets and hearing instruments. As previously announced, this in combination with the underlying seasonal fluctuations will shift GN earnings towards the second half-year.

Q1 EBITA fell to DKK 107 million from DKK 183 million in Q1 2005. The drop was due mainly to the DKK 55 million costs of relocating hearing instrument production and distribution from Cork, Ireland, to Xiamen, China, and Copenhagen, Denmark. Taken alone, the relocation will improve EBITA from hearing instruments by DKK 40 million, taking full effect in 2007.

Amortization of acquired intangible assets was DKK 10 million, which was in line with the 2005 figure. Net financial items of the quarter were an expense of DKK 11 million. Net interest-bearing debt increased by DKK 189 million relative to December 31, 2005 to DKK 909 million as of March 31 2006. The increase was due mainly to dividend payments and the share buy-back totaling DKK 155 million.

GN's Q1 profit before tax was DKK 91 million, a drop of DKK 79 million relative to Q1 2005.

GN had an average of 5,690 employees during the quarter, against 4,618 in Q1 2005.

Balance Sheet

Total assets amounted to DKK 8,068 million at March 31, 2006, compared to DKK 8,091 million at December 31, 2005. Goodwill was DKK 489 million on headset operations and DKK 2,486 million on hearing instruments and audiologic diagnostics equipment. The goodwill amounts relate to the many acquisitions GN made in the 1990s and in 2000 to become the Global Innovator in Personal Communications.

Trade receivables were maintained at DKK 1,389 million in spite of the strong growth by Hello Direct and longer grace periods due to the Try'n'Buy campaign. Inventories fell by DKK 43 million during the quarter to DKK 704 million, reflecting ordinary seasonal fluctuations in the business and a consistent effort to reduce Mobile Headsets' component inventories, which had grown inappropriately large at the start of the year due to weaker-than-expected OEM sales during the Christmas season. Cash and cash equivalents rose to DKK 132 million during the quarter.

Equity stood at DKK 5,172 million, compared to DKK 5,349 million at the end of 2005. Foreign exchange adjustments reduced equity by DKK 101 million.

Cash Flows

Cash flows from operations were DKK 146 million against DKK 261 million in Q1 2005. The fall was due to increases in costs and working capital for the hearing instrument business.

The cash flow from investments was DKK (184) million against DKK (64) million in Q1 2005. In addition to capitalized development costs, the increase in investments was generally due to costs relating to the new corporate headquarters.

The free cash flow was DKK (38) million against DKK 197 million in Q1 2005.

Share Option Plans
There were a total of 2,659,281 European and 1,459,700 American share options outstanding at March 31, 2006, corresponding to 1.9% of the share capital. Members of the Executive Management held 740,981 options at an average strike price of 37, senior employees held 832,000 options (average strike price 42), while other employees held 2,546,000 share options (average strike price 39). A total of 258,050 options were exercised in the first quarter.

The 2006 options award at a Black-Scholes value of DKK 25 million will have a strike price of DKK 86, which is the average trading price during the period February 23-March 22, the four-week period following the release of GN's 2005 Annual Report.

Shareholdings
At May 9, 2006, members of the Supervisory Board and the Executive Management, respectively, held 63,048 and 33,010 shares in GN.

At May 3, 2006, GN held 14,669,570 treasury shares, equivalent to 6.7% of the share capital. The treasury shares held cover the share option plan, 6,012,000 shares acquired under last year's share buy-back program as well as 1,669,200 shares acquired under last year´s program.

The GN stock is 100% free float. Foreign investors have reduced their aggregate holding from just over 50% to around 45%. Danish institutional investors hold an estimated 25% and private investors hold 20% of the GN share capital. One shareholder, the ATP pension fund, has reported an ownership interest in excess of 5% of the share capital.

Contact Center & Office Headsets
Driven by organic growth of 25%, the CC&O headsets business generated the best quarterly revenue performance ever at DKK 447 million. Wireless headsets accounted for 47% of revenue. Growth remains the strongest in the United States, where Hello Direct advanced revenue by almost 70% relative to Q1 2005 to DKK 144 million. GN headsets accounted for 70% of Hello Direct's sales. All US distribution channels generally reported good progress.

The sharp increase in business volume places strong demands on the supply chain and the administrative routines related to the intensified telemarketing efforts. Hello Direct sales to the SOHO segment are relatively cost-intensive, typically involving one headset per transaction. As a result, Hello Direct's substantial growth has put CC&O Headset margins under pressure. Growth is driven especially by the Try'n'Buy campaign in which in-house and external marketing efforts expand the customer base by offering headsets on a free-trial basis. Expected product returns have been deducted from the reported revenue, and the reported earnings are net of the costs of collecting receivables.

In the European market, annual growth rates appear to have settled firmly at above 10%. Global growth on the office market is expected to be 20–30% in the intermediate term, as the penetration rate is still estimated at less than 10% among the 100 million office workers in the western world who speak on the telephone at least two hours daily.

GN Store Nord A/S
Markærvej 2A
PO Box 249
DK-2630 Taastrup
Tel: +45 72 111 888
Fax: +45 72 111 889
www.gn.com
info@gn.com
CVR No. 24257843

Sales to offices accounted for an estimated 75% of revenue. The innovation rate was 7% and is expected to increase following the launch of the GN 9300 series that will gradually replace the successful GN 9120 that came on the market in February 2003.

Revenue was DKK 232 million in North America, DKK 185 million in Europe and DKK 30 million in Asia and the rest of the world.

The CC&O headsets business reported EBITA of DKK 79 million (EBITA margin of 17.7%) in the first quarter, compared to DKK 71 million (20.8%) in Q1 2005.

Mobile Headsets
Q1 revenue was up 54% to DKK 463 million, the highest quarterly figure ever, against DKK 292 million in Q1 2005. Jabra products accounted for 55% of sales, equal to almost 50% organic growth in a continued very competitive market. Wireless products accounted for almost 90% of overall sales.

Revenue in the US and Asia grew by more than 70%, while Europe experienced some overall stagnation which broke down into strong growth in some markets, including Russia, and a decline in other markets.

As in 2005, GN Mobile launched the best product range in the industry at the start of the year with the exclusive Jabra JX10 as the flagship model. The innovation rate continues to be above 90%.

The collaboration with US speaker manufacturer Klipsch is developing satisfactorily and will produce jointly-branded products for the music market already from the second half-year. This is expected to support the expected market growth from DKK 55 million Bluetooth headsets in 2006 to as many as 200 million units by 2010, when most cell phones are expected to feature Bluetooth functionality.

Revenue was DKK 300 million in North America, DKK 124 million in Europe and DKK 39 million in Asia and the rest of the world.

The Mobile Headsets gross margin fell to 21% in spite of a sales improvement for Jabra products as the low-end segment is currently experiencing the strongest growth rates.

EBITA was DKK (14) million (EBITA margin of (3.0)%) against DKK (8) million ((2.7)%) in Q1 2005.

The aggregate cash flows from operations in the headsets business rose to DKK 154 million from DKK 109 million in Q1 2005. Hello Direct's working capital is still at a high unsatisfactory level, whereas mobile headset component inventories have been reduced. A major project has been initiated to optimize the supply chain and improve the cash flows of the headset businesses.

Hearing Instruments
Revenue improved to DKK 764 million from DKK 641 million in Q1 2005. Adjusted for the acquisition of INTERTON, organic revenue growth was 5% relative to Q1 2005, which period

was adversely affected by the Easter holidays by up to an estimated 2%. The organic growth for the first quarter should be compared with the 3% organic growth recorded for all of 2005 and the forecast of about 7% organic growth in 2006.

Organic growth measured by units sold was 9%. The improvement was rooted in the lower price segments, with ReSound Pixel and ReSound Plus5 performing in line with expectations after their successful launches in all markets. In the high-end segment, the ReSound AIR is now battling against rival products in a very competitive market which is putting the gross margin under pressure. The ReSound Pixel and the ReSound Plus5 are the first of the year's ten planned product launches that combined with stronger marketing efforts are intended to generate competitive long-term growth beginning in the second half-year, as the many new product roll-outs are initiated.

The global distribution center has now been relocated from Cork, Ireland to Copenhagen, Denmark, and the relocation of production from Cork to Xiamen, China, is progressing according to plan. The move has increased costs by DKK 55 million, and the overall impact on EBITA in 2006 is still expected to be negative at DKK 35 million. The relocation is expected to strengthen EBITA by approximately DKK 40 million from 2007. Synergies from the acquisition of INTERTON are expected to amount to approximately DKK 30 million annually, taking full effect from 2008.

New products and product upgrades launched in the past 24 months contributed 63% of Q1 revenue.

Revenue was DKK 336 million in North America, DKK 322 million in Europe and DKK 106 million in Asia and the rest of the world.

Q1 EBITA was DKK 50 million (EBITA margin of 6.5%), compared to DKK 127 million (19.8%) in Q1 2005. EBITA was DKK 105 million excluding non-recurring costs relating to the relocation from Cork. The drop was due to increased investments in sales, marketing and development.

Audiologic Diagnostics Equipment
Revenue was DKK 77 million compared to DKK 80 million in Q1 2005. Management is in the process of restructuring production and streamlining the organization and the product portfolio. Going forward, GN Otometrics will be focused on its operations in software for hearing instrument fitting, diagnosis of hearing loss and balance disorder testing.

Weak demand in the United States was to some extent offset by improved selling conditions on several other markets. The innovation rate was 10%.

Revenue was DKK 14 million in North America, DKK 53 million in Europe and DKK 10 million in Asia and the rest of the world.

The audiologic diagnostics equipment business reported EBITA of DKK 0 million compared to DKK 1 million (EBITA margin of 1.3%) in Q1 2005.

The aggregate cash flows from operations in the hearing instrument and audiologic diagnostics equipment businesses were DKK (32) million compared to DKK 139 million in Q1 2005, primarily due to a higher working capital.

Other Business Activities
The GN Great Nordic Telegraph Company reported Q1 revenue of DKK 4 million and an EBITA of DKK 1 million. DPTG I/S, in which GN has a 75% ownership interest, is still a party to arbitration proceedings with Telekomunikacja Polska S.A. As previously announced, developments in the case have led DPTG I/S to increase its claim to DKK 5 billion for the period from 1994 to mid-2005. DPTG's agreement with TPSA covers the period 1994–2009.

Income Statement | **Consolidated**

(DKK millions)	Q1 2006 (unaud.)	Q1 2005 (unaud.)	Total 2005 (aud.)
Revenue	1,756	1,361	6,644
Production costs	(887)	(624)	(3,285)
Gross profit	869	737	3,359
Development costs	(91)	(62)	(311)
Selling and distribution costs	(459)	(333)	(1,489)
Management and administrative expenses	(220)	(167)	(730)
Other operating income	(2)	1	13
Amortization and impairment of goodwill	-	-	(8)
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	97	176	834
Share of profit (loss) in associates	-	-	(11)
Operating profit (loss)	97	176	823
Gains/losses on disposal of operations	5	-	13
Profit (loss) before financial items	102	176	836
Financial income	14	15	46
Financial expenses	(25)	(21)	(67)
Profit (loss) from ordinary activities before tax	91	170	815
Tax on profit (loss) from ordinary activities	(25)	(49)	26
Profit (loss) for continuing operations	66	121	841
Profit (loss) from discontinuing operations	-	-	9
Profit (loss) for the period	66	121	850
Earnings per share from continuing operations			
Earnings per share basic (EPS)	0.29	0.58	4.04
Earnings per share diluted (EPS diluted)	0.29	0.57	4.00
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	0.31	0.61	4.28
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., diluted	0.30	0.61	4.23

Assets		Consolidated	
(DKK millions)	March 31 2006 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2005 (aud.)
Non-current assets			
Goodwill	2,975	2,495	3,044
Development projects, developed in-house	476	388	445
Software	111	99	107
Patents and rights	67	77	69
Telecommunications systems	31	39	33
Other intangible assets	[illegible]	247	366
Total intangible assets	[illegible]	3,345	4,064
Factory and office buildings	177	198	179
Leasehold improvements	46	51	46
Plant and machinery	101	95	102
Operating assets and equipment	107	84	111
Leased plant and equipment	2	4	3
Assets under construction	120	5	72
Total property, plant and equipment	553	437	513
Investments in associates	189	137	189
Other securities	6	5	6
Other receivables	28	30	27
Deferred tax assets	552	364	561
Total other non-current assets	[illegible]	536	783
Total non-current assets	5,389	4,318	5,360
Current assets			
Inventories	704	478	747
Trade receivables	1,389	1,052	1,387
Receivables from associates	48	7	23
Tax receivable	28	35	17
Other receivables	292	207	301
Prepayments	136	76	136
Total receivables	1,893	1,377	1,864
Cash and cash equivalents	132	95	120
Total current assets	2,729	1,950	2,731
Total assets	8,058	6,268	8,091

Equity and Liabilities — Consolidated

(DKK millions)	March 31 2006 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2005 (aud.)
Equity			
Share capital	879	879	879
Foreign exchange adjustments	(1,187)	(1,396)	(1,086)
Proposed dividends for the year	[illegible]	-	132
Retained earnings	5,480	5,233	5,424
Total equity	5,172	4,716	5,349
Non-current liabilities			
Bank loans	709	57	409
Capitalized lease obligations	2	4	3
Other long-term payables	3	6	3
Received prepayments	37	29	42
Pension obligations and similar obligations	77	18	78
Deferred tax	162	12	146
Other provisions	151	114	157
Total non-current liabilities	1,141	240	838
Current liabilities			
Repayment of long-term loans	6	1	4
Bank loans	326	241	428
Trade payables	438	325	464
Amounts owed to associates	2	-	-
Tax payable	42	24	33
Other payables	630	479	665
Received prepayments	62	41	60
Other provisions	210	151	210
Liabilities, discontinued operations	39	50	40
Total current liabilities	1,755	1,312	1,904
Total liabilities	2,896	1,552	2,742
Total equity and liabilities	8,068	6,268	8,091

Cash Flow Statement — Consolidated

(DKK millions)	Q1 2006 (unaud.)	Q1 2005 (unaud.)	Total 2005 (aud.)
Operating activities			
Operating profit (loss)	97	176	823
Depreciation, amortization and impairment	91	73	343
Other adjustments	28	54	115
Cash flow from operating activities before changes in working capital	216	303	1,281
Change in inventories	22	27	(188)
Change in receivables	(22)	(68)	(451)
Change in trade payables and other payables	(41)	21	263
Total changes in working capital	(41)	(20)	(376)
Cash flow from operating activities before financial	[illegible]		
items, restructurings and tax	175	283	905
Interest and dividends, etc. received	2	2	12
Interest paid	(13)	(6)	(30)
Restructurings, paid	(12)	(6)	(8)
Tax paid, net	(6)	(12)	(51)
Cash flows from operating activities	146	261	828
Investing activities			
Acquisition of intangible assets excluding development projects	(18)	(6)	(49)
Development projects, acquired and developed in-house	(65)	(37)	(188)
Acquisition of property, plant and equipment	(98)	(26)	(159)
Acquisition of other non-current assets	(3)	(1)	(73)
Disposal of property, plant and equipment	-	-	26
Disposal of other non-current assets	1	4	10
Acquisition/disposal of listed securities	[illegible]	2	3
Company acquisitions and capital contributions in subsidiaries	[illegible]	-	(322)
Disposal of discontinuing operations, including liabilities settled in connection with disposal of activities, etc.	[illegible]	-	1
Cash flows from investing activities	(184)	(64)	(751)
Cash flows from operating and investing activities	(38)	197	77
Financing activities			
Increase of non-current liabilities	300	-	300
Decrease of short-term liabilities	(11)	39	208
Decrease of short-term bank loans	(103)	-	(27)
Repayment and reduction of non-current liabilities	(6)	(50)	(18)
Share options exercised	21	1	39
Acquisitions of treasury shares	(52)	(51)	(400)
Paid dividends to shareholders	(103)	(103)	(127)
Foreign exchange adjustments etc.	5	(6)	(5)
Cash flows from financing activities	51	(170)	(30)
Net cash flows	13	27	47
Cash and cash equivalents beginning of the period	120	67	67
Foreign exchange adjustments, cash and cash equivalents, beginning of the period	(1)	1	2
Cash and cash equivalents, beginning of the period	119	68	69
Cash and cash equivalents in acquired companies	[illegible]	-	4
Cash and cash equivalents, end of the period	132	95	120

The statement of cash flows cannot be derived using only the other accounting data.

Consolidated statement of recognized income and expense

(DKK millions)	Q1 2006 (unaud.)	Q1 2005 (unaud.)	Total 2005 (aud.)
Statement of regognized income and expense - items recognized directly in equity			
Acturial gains (losses)		-	(25)
Foreign exchange adjustments, etc.	(101)	168	478
Issued share options	5	5	17
Tax on changes in equity	8	(28)	(52)
Total income and expense recognized directly in equity	(88)	145	418
Profit (loss) for the period	66	121	850
Total recognized income and expense for the year	**(22)**	**266**	**1,268**

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2004	**879**	**(1,564)**	**132**	**5,133**	**4,580**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	168	-	98	266
Share options exercised	-	-	-	1	1
Purchase of treasury shares	-	-	-	(51)	(51)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at March 31, 2005	**879**	**(1,396)**	**-**	**5,186**	**4,669**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	310	-	692	1,002
Share options exercised	-	-	-	38	38
Acquisition of treasury shares	-	-	-	(349)	(349)
Proposed dividends to shareholders	-	-	132	(132)	-
Changes in equity in associates	-	-	-	(11)	(11)
Balance sheet total at December 31, 2005	**879**	**(1,086)**	**132**	**5,424**	**5,349**
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(101)	-	79	(22)
Share options exercised	-	-	-	21	21
Acquisition of treasury shares	-	-	-	(52)	(52)
Paid dividends to shareholders	-	-	(124)	-	(124)
Dividends, treasury shares	-	-	(8)	8	-
Balance sheet at March 31, 2006	**879**	**(1,187)**	**-**	**5,480**	**5,172**

Investor-specific Income Statement per Quarterly Period

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Total 2005 (aud.)
Revenue	1,361	1,630	1,845	1,808	[illegible]	6,644
Production costs	(612)	(784)	(978)	(859)	[illegible]	(3,233)
Gross profit	749	846	867	949	886	3,411
Incurred development costs	(72)	(94)	(89)	(116)	(118)	(371)
Selling and distribution costs	(324)	(367)	(365)	(395)	(448)	(1,451)
Management and administrative expenses	(143)	(156)	(157)	(165)	(197)	(621)
Other operating income	[illegible]	8	1	3	[illegible]	13
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	211	237	257	276	121	981
Capitalized development costs	[illegible]	50	43	57	68	188
Amortized development costs	(26)	(24)	(34)	(34)	(38)	(118)
EBITDA	223	263	266	299	151	1,051
Depreciation and amortization relating to:						
Production	(12)	(13)	(15)	(12)	(17)	(52)
Selling and distribution	(4)	(4)	(4)	(2)	(4)	(14)
Administration	(24)	(23)	(29)	(33)	(23)	(109)
EBITA	183	223	218	252	107	876
Share of profit (loss) in associates	[illegible]	(4)	-	(7)	[illegible]	(11)
Amortization of other intangible assets acquired in company acquisitions	(7)	(8)	(7)	(12)	(10)	(34)
Impairment	[illegible]	-	-	(8)	[illegible]	(8)
Earnings before interest and tax (EBIT)	176	211	211	225	97	823
Gains (losses) on disposal of discontinuing operations	[illegible]	-	-	13	5	13
Capital gains (losses) on shares, dividends	2	1	-	-	[illegible]	3
Financial income	13	16	1	13	11	43
Financial expenses	(21)	(13)	(8)	(25)	(25)	(67)
Earnings before tax (EBT)	170	215	204	226	91	815
Margins:						
Gross profit margin	55.0%	51.9%	47.0%	52.5%	[illegible]	51.3%
EBITA-margin	13.4%	13.7%	11.8%	13.9%	[illegible]	13.2%
EBITA-margin, excl. capitalization and amortization of development costs	12.6%	12.1%	11.3%	12.7%	[illegible]	12.1%

Quarterly Operations by Business Area

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Total 2005 (aud.)
Revenue						
Contact Center & Office Headsets	342	373	380	454	447	1,549
Mobile Headsets	292	482	699	487	463	1,960
Hearing Instruments	641	690	688	776	764	2,795
Audiologic Diagnostics Equipment	80	84	72	88	77	324
Other *	6	1	6	3	5	16
GN total	1,361	1,630	1,845	1,808	1,756	6,644
Gross profit						
Contact Center & Office Headsets	222	249	248	291	286	1,010
Mobile Headsets	74	101	128	122	95	425
Hearing Instruments	412	456	455	498	463	1,821
Audiologic Diagnostics Equipment	35	37	30	36	38	138
Other *	6	3	6	2	4	17
GN total	749	846	867	949	886	3,411
Overheads excluding development costs and depreciation and amortization of assets						
Contact Center & Office Headsets	(131)	(150)	(162)	(169)	(186)	(612)
Mobile Headsets	(63)	(62)	(76)	(68)	(82)	(269)
Hearing Instruments	(235)	(258)	(242)	(275)	(343)	(1,010)
Audiologic Diagnostics Equipment	(25)	(29)	(26)	(26)	(27)	(106)
Other *	(12)	(16)	(15)	(19)	(9)	(62)
GN total	(466)	(515)	(521)	(557)	(647)	(2,059)
Expensed development costs						
Contact Center & Office Headsets	(10)	(10)	(11)	(17)	(13)	(48)
Mobile Headsets	(15)	(19)	(18)	(23)	(20)	(75)
Hearing Instruments	(27)	(33)	(42)	(49)	(45)	(151)
Audiologic Diagnostics Equipment	(8)	(6)	(9)	(4)	(10)	(27)
Other *	-	-	-	-	-	-
GN total	(60)	(68)	(80)	(93)	(88)	(301)
EBITDA						
Contact Center & Office Headsets	81	89	75	105	87	350
Mobile Headsets	(4)	20	34	31	(7)	81
Hearing Instruments	150	165	171	174	75	660
Audiologic Diagnostics Equipment	2	2	(5)	6	1	5
Other *	(6)	(13)	(9)	(17)	(5)	(45)
GN total	223	263	266	299	151	1,051
Depreciation and amortization						
Contact Center & Office Headsets	(10)	(8)	(9)	(10)	(8)	(37)
Mobile Headsets	(4)	(5)	(5)	(6)	(7)	(20)
Hearing Instruments	(23)	(22)	(30)	(28)	(25)	(103)
Audiologic Diagnostics Equipment	(1)	(1)	(1)	(1)	(1)	(4)
Other *	(2)	(4)	(3)	(2)	(3)	(11)
GN total	(40)	(40)	(48)	(47)	(44)	(175)
EBITA						
Contact Center & Office Headsets	71	81	66	95	79	313
Mobile Headsets	(8)	15	29	25	(14)	61
Hearing Instruments	127	143	141	146	50	557
Audiologic Diagnostics Equipment	1	1	(6)	5	[illegible]	1
Other *	(8)	(17)	(12)	(19)	(8)	(56)
GN total	183	223	218	252	107	876
EBITA-margin						
Contact Center & Office Headsets	20.8 %	21.7 %	17.4 %	20.9 %	17.7 %	20.2 %
Mobile Headsets	(2.7)%	3.1 %	4.1 %	5.1 %	(3.0)%	3.1 %
Hearing Instruments	19.8 %	20.7 %	20.5 %	18.8 %	6.5 %	19.9 %
Audiologic Diagnostics Equipment	1.3 %	1.2 %	(8.3)%	5.7 %	0.0 %	0.3 %
Other *	(133.3)%	(1,700.0)%	(200.0)%	(633.3)%	[illegible]	(350.0)%
GN total	13.4 %	13.7 %	11.8 %	13.9 %	6.1 %	13.2 %

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

Expensed Development Costs

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Total 2005 (aud.)
Incurred development costs*						
Contact Center & Office Headsets	(10)	(15)	(13)	(21)	(17)	(59)
Mobile Headsets	(13)	(21)	(18)	(23)	(22)	(75)
Hearing Instruments	(40)	(48)	(49)	(63)	(66)	(200)
Audiologic Diagnostics Equipment	(9)	(10)	(9)	(9)	(13)	(37)
GN total	**(72)**	**(94)**	**(89)**	**(116)**	**(118)**	**(371)**
Capitalized development costs						
Contact Center & Office Headsets	4	10	7	10	9	31
Mobile Headsets	7	12	10	10	14	39
Hearing Instruments	22	21	22	29	38	94
Audiologic Diagnostics Equipment	5	7	4	8	5	24
GN total	**38**	**50**	**43**	**57**	**66**	**188**
Amortized development costs						
Contact Center & Office Headsets	(4)	(5)	(5)	(6)	(5)	(20)
Mobile Headsets	(9)	(10)	(10)	(10)	(10)	(39)
Hearing Instruments	(9)	(6)	(15)	(15)	(17)	(45)
Audiologic Diagnostics Equipment	(4)	(3)	(4)	(3)	(4)	(14)
GN total	**(26)**	**(24)**	**(34)**	**(34)**	**(36)**	**(118)**

Development in Selected Balance Sheet Items

(DKK millions)	Dec. 31 2004 (aud.)	March 31 2005 (unaud.)	June 30 2005 (unaud.)	Sept. 30 2005 (unaud.)	Dec. 31 2005 (aud.)	March 31 2006 (unaud.)
Goodwill						
GN Netcom	441	461	491	493	502	489
GN ReSound	1,940	2,034	2,198	2,211	2,542	2,486
GN total	**2,381**	**2,495**	**2,689**	**2,704**	**3,044**	**2,975**
Development projects developed in-house						
GN Netcom	70	69	76	78	82	90
GN ReSound	306	319	337	345	363	386
GN total	**376**	**388**	**413**	**423**	**445**	**476**
Inventories						
GN Netcom	212	180	210	364	427	378
GN ReSound	306	298	317	311	320	326
GN total	**518**	**478**	**527**	**675**	**747**	**704**
Trade receivables						
GN Netcom	367	444	616	742	682	654
GN ReSound	535	563	624	641	667	698
Other**	45	45	44	42	38	37
GN total	**947**	**1,052**	**1,284**	**1,425**	**1,387**	**1,389**
Trade payables						
GN Netcom	151	195	322	389	228	269
GN ReSound	106	115	113	96	181	139
Other**	18	19	15	16	55	30
GN total	**275**	**329**	**450**	**501**	**464**	**438**

*) *Incurred development costs do not include share of amortization of other intangible assets acquired in company acquisitions.*

**) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

GN Store Nord A/S | Markærvej 2A, PO Box 249, DK-2630 Taastrup | Tel.: +45 72 111 888, Fax: +45 72 111 889 | www.gn.com, info@gn.com | CVR No. 24257843

Quarterly Statement of Cash Flows

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Total 2005 (aud.)
Operating activities						
Earnings before interest and tax (EBIT)	178	211	211	225	[illegible]	823
Depreciation, amortization and impairment	73	73	91	106	[illegible]	343
Other adjustments	54	42	19	-	[illegible]	115
Cash flow from operating activities before changes in working capital	303	326	321	331	216	1,281
Change in inventories	27	(34)	(139)	(42)	22	(188)
Change in receivables	(68)	(235)	(177)	29	(22)	(451)
Change in trade payables and other payables	21	158	144	(60)	(41)	263
Total changes in working capital	(20)	(111)	(172)	(73)	(41)	(376)
Cash flow from operating activities before financial items, restructurings and tax	283	215	149	258	175	905
Interest and dividends, etc. received	2	2	-	8	[illegible]	12
Interest paid	[illegible]	(5)	(5)	(14)	(13)	(30)
Restructurings, paid	(6)	-	-	(2)	(12)	(8)
Tax paid, net	(12)	(6)	(8)	(25)	(6)	(51)
Cash flows from operating activities	261	206	136	225	146	828
Investments						
Development projects, acquired and developed in-house	(37)	(51)	(44)	(56)	(66)	(188)
Acquisition of other intangible assets and property, plant and equipment, net	(32)	(42)	(48)	(60)	(116)	(182)
Acquisition/disposal of other non-current assets, net	[illegible]	(9)	(17)	(40)	(2)	(63)
Acquisition/disposal of listed securities	2	1	-	-	[illegible]	3
Acquisition of companies	[illegible]	(17)	-	(305)	[illegible]	(322)
Disposal of discontinuing operations, including settled liabilities in relation to discontinuance of operations	[illegible]	-	-	1	[illegible]	1
Cash flows from investing activities	(64)	(118)	(109)	(460)	(184)	(751)
Cash flows from operating and investing activities	197	88	27	(235)	(38)	77
Financing activities						
Increase of short-term liabilities	[illegible]	74	(20)	88	[illegible]	181
Acquisition of treasury share	(51)	(349)	-	-	(52)	(400)
Share options exercised	[illegible]	30	4	4	21	39
Increase/reduction of non-current liabilities	(59)	200	(50)	182	204	282
Paid dividends to shareholders	(103)	(24)	-	-	(103)	(127)
Foreign exchange adjustments etc.	(6)	9	(7)	(1)	5	(5)
Cash flows from financing activities	(170)	(80)	(73)	273	[illegible]	(30)
Net cash flows	27	28	(46)	38	[illegible]	47
Cash and cash equivalents, beginning of the period	67	95	124	79	[illegible]	67
Foreign exchange adjustments, cash and cash equivalents	1	1	1	(1)	[illegible]	2
Cash and cash equivalents, beginning of the period	68	96	125	78	[illegible]	69
Cash and cash equivalents in acquired companies	[illegible]	-	-	4	[illegible]	4
Cash and cash equivalents, end of the period	95	124	79	120	[illegible]	120

Quarterly Cash Flow Statement by Business Area

	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Total 2005
Cash flow from operating activities before changes in working capital						
GN Netcom	104	135	131	162	[illegible]	532
GN ReSound	[illegible]	203	198	180	[illegible]	783
Other	[illegible]	(12)	(8)	(11)	(4)	(34)
GN total	302	326	321	331	216	1,281
Cash flow from operating activities before financial items, restructurings and tax						
GN Netcom	129	88	(41)	(1)	[illegible]	173
GN ReSound	[illegible]	144	196	270	[illegible]	764
Other	[illegible]	(15)	(6)	(11)	[illegible]	(32)
GN total	283	216	149	258	175	905
Cash flows from operating activities						
GN Netcom	109	74	(51)	(11)	154	121
GN ReSound	159	133	182	237	(32)	691
Other	(13)	(1)	5	(1)	24	16
GN total	261	206	136	225	146	828
Cash flows from investing activities						
GN Netcom	(22)	(37)	(42)	(54)	[illegible]	(155)
GN ReSound	[illegible]	(81)	(63)	(389)	[illegible]	(576)
Other	[illegible]	-	(4)	(17)	[illegible]	(20)
GN total	[illegible]	(118)	(109)	(460)	(184)	(751)
Cash flows from operating and investing activities						
GN Netcom	87	37	(93)	(65)	110	(34)
GN ReSound	98	52	110	(152)	[illegible]	115
Other	14	(1)	1	(18)	[illegible]	(4)
GN total	197	88	27	(235)	[illegible]	77

GN

May 10, 2006

ANNOUNCEMENT NO.:16

Trading in GN Store Nord Shares by Insiders

Please find below a statement of transactions under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Category	Trading date	Transaction type	No. of shares traded	Market value (DKK)
Lise Kingo	Member of the Supervisory Board	May 10, 2006	Shares	+2,000	149,000

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 7211 1804

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

GN

May 15, 2006

ANNOUNCEMENT NO: 17

GN Mobile and GN Netcom Join Forces

GN announced that its two headset businesses, GN Netcom and GN Mobile, will be joining forces effective today, creating the world's largest manufacturer of headsets. The move will enable GN to effectively work the converging markets and retain global leadership.

The combination will integrate functions of the two business areas that previously operated independently: sales, marketing, development and parts of the administrative operations, functions involving a total of more than 600 employees in 19 countries. GN Netcom and GN Mobile already share a global supply chain with almost 1,200 employees, who will not be affected by the change, and a number of shared functions in GN will continue to serve both business areas.

The move is a natural response to the convergence of global headset markets. Bluetooth has become the standard technology platform for headsets in all end-user segments. Headsets are also increasingly required for both fixed-line and mobile telephony, and they must be able to pair up with PCs or laptops, MP3- or DVD-players, portable game consoles and other devices. At the same time, distributors and retail chains are increasingly demanding single-point access to manufacturers. Joining the two companies means that GN is responding to this change in the market and leveraging its know-how better and more effectively, especially in sales, marketing and development.

The changes will not influence GN's current 2006 forecast for its headset operations. Revenue is expected to be at least DKK 1.8 billion with an EBITA-margin of 18-20% for the former GN Netcom and revenue is expected to be approximately DKK 2.7 billion with an EBITA-margin of 3-5% for the former GN Mobile. No restructuring costs are expected in relation to the changes.

Hans Henrik Lund, who was previously in charge of GN Netcom, will head up the new business. The current head of GN Mobile, Morten Steen-Jørgensen, will be a part of the integration process until the end of the year, at which time he will resign.

A small number of duplicate functions identified in connection with the changes will be eliminated. This will involve a total of about ten jobs in Denmark and the United States; the people affected have been notified.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel.: +45 7211 1888

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 4082 8804

GN

RECEIVED
2006 OCT 16 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 16, 2006

ANNOUNCEMENT NO: 18

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	1,696,200		143,743,240
May 4, 2006	100,000	81.67	8,167,000
May 5, 2006	70,000	82.12	5,748,400
May 8, 2006	92,000	82.23	7,565,160
May 9, 2006	175,000	77.57	13,574,750
May 10, 2006	70,000	75.41	5,278,700
May 11, 2006	50,000	77.75	3,887,500
May 15, 2006	100,000	73.88	7,388,000
Accumulated under the program	**2,353,200**		**195,352,750**

Following the above buyback GN Store Nord owns a total of 15,316,570 treasury shares at a nominal value of DKK 4, equal to 7.0% of the total number of 219,775,063 shares.

Most recent reported shareholding was May 4, 2006 where GN Store Nord owned a total of 14,669,570 treasury shares equal to 6.7% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

GN

May 26, 2006

ANNOUNCEMENT NO: 19

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	2,353,200		195,352,750
May 16, 2006	65,600	73.49	4,820,944
May 17, 2006	150,000	71.38	10,707,000
May 18, 2006	150,000	68.54	10,281,000
May 19, 2006	100,000	68.00	6,800,000
May 22, 2006	115,000	67.16	7,723,400
May 23, 2006	95,000	68.20	6,479,000
May 24, 2006	150,000	67.52	10,128,000
Accumulated under the program	**3,178,800**		**252,292,094**

Following the above buyback GN Store Nord owns a total of 16,067,170 treasury shares at a nominal value of DKK 4, equal to 7.3% of the total number of 219,775,063 shares.

Most recent reported shareholding was May 16, 2006 where GN Store Nord owned a total of 15,316,570 treasury shares equal to 7.0% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

RECEIVED
2006 OCT 16 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 7, 2006

ANNOUNCEMENT NO: 20

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	3,178,800		252,292,094
May 26, 2006	50,000	68.05	3,402,500
May 29, 2006	75,000	67.97	5,097,750
May 30, 2006	150,000	67.88	10,182,000
May 31, 2006	121,000	65.16	7,884,360
June 1, 2006	80,000	64.95	5,196,000
June 2, 2006	175,000	64.93	11,362,750
June 6, 2006	40,800	64.90	2,647,920
Accumulated under the program	**3,870,600**		**298,065,374**

Following the above buyback GN Store Nord owns a total of 16,619,470 treasury shares at a nominal value of DKK 4, equal to 7.6% of the total number of 219,775,063 shares.

Most recent reported shareholding was May 16, 2006 where GN Store Nord owned a total of 16,067,170 treasury shares equal to 7.3% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 72 11 18 04

GN

June 16, 2006

ANNOUNCEMENT NO: 21

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	3,870,600		298,065,374
June 7, 2006	50,000	64.75	3,237,500
June 8, 2006	75,000	62.92	4,719,000
June 9, 2006	62,800	63.51	3,988,428
June 12, 2006	70,200	63.68	4,470,336
June 13, 2006	100,000	61.50	6,150,000
June 14, 2006	50,000	61.25	3,062,500
June 15, 2006	0	0	0
Accumulated under the program	**4,278,600**		**323,693,138**

Following the above buyback GN Store Nord owns a total of 16,930,470 treasury shares at a nominal value of DKK 4, equal to 7.7% of the total number of 219,775,063 shares.

Most recent reported shareholding was June 7, 2006 where GN Store Nord owned a total of 16,619,470 treasury shares equal to 7.6% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

GN

June 27, 2006

ANNOUNCEMENT NO: 22

Share Buyback in GN Store Nord

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	**Average purchase price, DKK**	**Transaction value, DKK**
Accumulated, last announcement	4,278,600		323,693,138
June 16, 2006	60,800	65.37	3,974,496
June 19, 2006	63,400	65.91	4,178,689
June 20, 2006	100,000	66.25	6,625,000
June 21, 2006	125,000	66.20	8,275,000
June 22, 2006	90,000	67.85	6,106,500
June 23, 2006	85,000	68.17	5,794,450
June 26, 2006	185,000	69.49	12,855,650
Accumulated under the program	**4,987,800**		**371,502,928**

Following the above buyback GN Store Nord owns a total of 17,629,670 treasury shares at a nominal value of DKK 4, equal to 8.0% of the total number of 219,775,063 shares.

Most recent reported shareholding was June 16, 2006 where GN Store Nord owned a total of 16,930,470 treasury shares equal to 7.7% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

June 30, 2006

ANNOUNCEMENT NO: 23

GN sells its stake in Ultravox and enters into long-term supply agreement with Amplifon

GN has sold its 25.2% stake in UK-based Ultravox Holdings Ltd. to the international hearing instrument distributor Amplifon S.p.a. The divestment of GN's shares in Ultravox will produce proceeds of approximately DKK 150 million and a profit of approximately DKK 60 million to GN.

GN has concurrently signed a long-term supply agreement with Amplifon. The agreement covers mainly existing supplies to the most important European markets, including the Netherlands, France, Switzerland, Spain, Italy, the UK, Germany and Hungary and it will further strengthen GN's and Amplifon's long-standing collaboration.

An important element of GN's strategy of achieving profitable growth in the hearing instrument business is to develop close relations with our leading distributors on the hearing instrument markets.

Apart from a DKK 60 million increase in the share of profit in associates, the sale of the stake in Ultravox will not affect the full-year profit forecast.

For further information, please contact:

Jesper Mailind
Executive Vice President

GN Store Nord A/S
Tel.: +45 4575 0000

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 4575 0000

GN Store Nord has been helping people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com.

GN

July 3, 2006

ANNOUNCEMENT NO: 24

Share Buyback in GN Store Nord Completed

Acting on its authorization to acquire up to 10% of its shares the GN Store Nord Supervisory Board has resolved to initiate a share buyback program. Under the program GN Store Nord will buy treasury shares for an amount of up to DKK 400 million until June 30, 2006, cf. stock exchange announcement no. 10 of March 21, 2006.

During any one single trading day a maximum of 560,214 shares (ISIN code DK0010272632) will be bought back, as the share buyback program is implemented in accordance with the provisions of the European Commission's regulation no. 2273/2003 of December 22, 2003.

At least once every seven trading days, GN will issue an announcement in respect of the transactions made under the program.

The following transactions have been made under the program:

	No. of shares	Average purchase price, DKK	Transaction value, DKK
Accumulated, last announcement	4,987,800		371,502,928
June 27, 2006	100,000	69.83	6,983,000
June 28, 2006	100,000	66.30	6,630,000
June 29, 2006	110,000	66.76	7,343,600
June 30, 2006	105,000	67.94	7,133,700
Accumulated under the program	**5,402,800**		**399,593,228**

GN Store Nord has now completed its share buyback program and owns a total of 18,044,670 treasury shares at a nominal value of DKK 4, equal to 8.2% of the total number of 219,775,063 shares.

Most recent reported shareholding was June 27, 2006 where GN Store Nord owned a total of 17,629,670 treasury shares equal to 8.0% of the total number of shares issued.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 40 82 88 04

July 5, 2006

ANNOUNCEMENT NO: 25

GN's Strategy and Profit Guidance

GN's Supervisory Board has reviewed the company's strategic options and profit guidance. The Board resolved to revise the guidance for 2006 and to investigate the strategic options for GN's hearing instrument business, GN ReSound, and the associated operations in audiologic diagnostics equipment in GN Otometrics. This process is expected to be finalized in H2 2006.

GN's Strategic Development

GN ReSound represents the successful consolidation over a few years of five small manufacturers, six including last year's acquisition of INTERTON, to create the world's fourth-largest hearing instrument manufacturer. During the same time span, GN ReSound has successfully lifted its EBITA margin from the original level of 6.5% to around the 20%-level through extensive restructuring of production, development, sales and marketing, branding, product portfolio and the supply chain.

The dedicated restructuring approach and the consistent focus on profitability impacted to some extent the company's growth and market position negatively in certain price segments. However, the Board believes that GN ReSound is in the process of creating the desired position of having attractive products in all price segments, thanks to this year's extensive new product launch and upgrade program. In addition, the Board believes that additional investments over the last 18 months in R&D as well as sales and marketing have created a platform for profitable growth going forward.

However, the Board believes that the requirement for critical mass in the hearing instrument industry will continue to escalate and that additional benefits may only be available through further industry consolidation. The reason is constantly growing demand for more frequent and faster product launches in all price segments, necessitating more investment in development, marketing and sales. In addition, customer consolidation is also taking place.

Against this background, consistent with its obligation to create value for GN's shareholders, the Board has initiated a process to analyze GN's strategic options on the hearing instrument market. The purpose of this process is to clarify whether it would be in GN shareholders' best interest to allow GN ReSound and the related operations of GN Otometrics to operate under a different ownership, or, alternatively, if GN ReSound could

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

create similar value to GN's shareholders by continuing its current strategy based mainly on organic growth supported by minor acquisitions and investments in distribution and retail.

GN has appointed JP Morgan plc as its financial adviser in this process. When the process is completed, the Board will announce its plans for GN's strategy and financial structure.

Regardless of the outcome of the strategic considerations in respect of GN ReSound and GN Otometrics, GN will continue to develop and invest in its headset operations. The Board believes that GN, being the world's largest headset manufacturer with a global market share of approx. 30% and having a very strong tradition for innovative product launches, has every opportunity to develop into an attractive business on a market expected to grow by about 25% annually until 2010.

"GN is driven by our ambition to create maximum value to our customers, because that is the only way we can maximize the return to our shareholders and provide attractive jobs to our employees. In our headset business, we already have the size and critical mass as the global market leader to fulfill GN's overall ambition, so our job now is to continue to develop the headset business. We don't have a similar position on the hearing instrument market, but backed by its skilled and competent staff, strong brands and broad product portfolio of advanced hearing instruments, GN ReSound meets the ambition of being a strong and attractive partner in any new constellation," says GN chairman Mogens Hugo Jørgensen.

The Company's Operations and Profit Guidance
At the same time, GN makes the following announcement about the company's operations in the second quarter and full-year 2006 guidance. Please note that all Q2 figures are preliminary, approximate figures and therefore subject to uncertainty.

Hearing Instruments (GN ReSound)
GN ReSound continued the string of new product launches and upgrades in the second quarter, intending to strengthen its market position in all price segments. With the June launches of the Metrix Mini and the Metrix Power as well as the Beltone One and the Beltone Linq, GN ReSound has now launched eight new products this year.

The innovation rate remains high. New products and product upgrades launched in the past 24 months contributed approx. 65% of Q2 revenue. The innovation rate is expected to remain high in the second half of 2006, driven by the many new product roll-outs.

The number of units sold in the second quarter of 2006 was in line with the same period of last year. Sales are improving in the mid-price segments, in which the new ReSound Pixel and ReSound Plus5 hearing instruments, launched in February, were well received in all markets. Combined with the INTERTON product portfolio, the Resound Pixel and the ReSound Plus5 have truly strengthened GN ReSound's position in the mid-price segments, which make up more than half of the world market.

On the other hand, Q2 sales in the high-end segment fell short of expectations, because the ReSoundAIR is battling in an increasingly competitive market against rival manufacturers that have launched similar products. In addition, GN ReSound's Metrix series, which was launched last year, has yet to generate the desired response on all markets. The new Metrix Mini and Metrix Power devices will help make GN ReSound more competitive in the high-end segment, and GN ReSound is also planning to launch the successor to ReSoundAIR, in the fall that will provide substantial improvements to users in everyday situations. This will bring the total number of launches to 11 in 2006.

The weak sales performance in the high-end segment means that Q2 organic growth in value terms was about (3%). When adjusted for the Easter holidays, the rate was about (1%). The Q2 revenue of approximately DKK 725 million includes the contribution from INTERTON.

As expected, the EBITA margin is still being held down by investment in development, sales and marketing, and by the lower-than-expected sales of high-end products. The Q2 EBITA margin is expected to be approx. 14% (approx. DKK 100m), as compared to 20.7% (DKK 143 million) in Q2 2005. The relocation of the global distribution center from Ireland to Copenhagen and the transfer of production from Ireland to China are both progressing according to plan. The moves are expected to strengthen EBITA by approximately DKK 40 million from 2007, at which time the projected synergies of approximately DKK 30 million from the INTERTON acquisition are expected to take effect gradually.

GN ReSound continues to expect a stronger sales momentum in the second half-year on the back of the many new product launches and other growth-promoting initiatives. Based on the Q2 performance, however, the full-year guidance is lowered slightly, so the full-year revenue is now expected to be DKK 3.1–3.2 billion, instead of the previous forecast for revenue of approximately DKK 3.2 billion. Organic growth is expected to be approx. 5% compared to the previous forecast of approx. 7%. The full-year EBITA margin is expected to be 16–18% (or 17–19% net of the non-recurring costs of relocating operations from Ireland to Denmark or China), compared to the previous forecast of 18–20%.

Audiologic Diagnostics Equipment (GN Otometrics)
The work to restructure production and streamline the organization and the product portfolio is progressing according to plan. As expected, the restructuring will impact revenue and earnings negatively, but it will help GN Otometrics to achieve satisfactory earnings in the slightly longer term by enabling the company to concentrate on business activities in which the company is a global market leader: equipment used for hearing loss diagnosis, balance disorder testing and fitting of hearing instruments.

As expected, Q2 revenue was approximately DKK 85 millions with a small EBITA. The full-year forecasts are unchanged: a small EBITA on revenue of approximately DKK 325 million.

Headsets (GN Netcom and GN Mobile)
Effective May 15, GN's headset operations were consolidated in a single global organization. The integration process is progressing according to plan and a number of projects have been launched to help GN capitalize even more on its position as the

world's largest headset manufacturer. Coordinating the shared R&D efforts ensures that GN can launch the right products faster and more frequently in the various market segments. At the same time, the sales organizations are integrating so as to enable GN to work the sales channels in a stronger and more powerful way.

The CC&O Headsets business, excluding the US sales channel Hello Direct, reported a strong Q2 performance with organic growth of approx. 13% and revenue of approximately DKK 300 million. Europe reported the strongest improvement. Growth rates in Europe were up from 13% in Q1 2006 to 16-17% in Q2 2006. In other words, GN's CC&O Headsets business is performing strongly on its largest and most profitable market. In the US growth rates were lower, at 6-7% in the second quarter.

EBITA, exclusive of Hello Direct, fell to about DKK 50 million in the second quarter, from DKK 68 million in the year-earlier period, due to planned, increased investments in R&D and sales and marketing.

As previously announced, the US sales channel Hello Direct has run large Try'n'Buy-campaigns, giving prospective users a chance to try out a headset before buying it. The concept has previously been a success in Europe. Following an intensified effort to collect receivables, however, product return rates in the United States have turned out to be substantially higher than expected and earnings were impacted by the handling of the thousands of orders for a single headset and the costs of collecting receivables. Consequently, the Try'n'Buy campaigns have been discontinued effective from June 30 and GN has expensed DKK 55 million to cover expected losses and campaign costs. As a result, Hello Direct's second half revenue and earnings will be lower. The non-recurring expense of DKK 55 million is expected to cover all anticipated costs and losses of this activity.

Due to the problems experienced in Hello Direct, the CC&O revenue forecast is lowered from at least DKK 1.8 billion to approximately DKK 1.7 billion (compared to DKK 1,549 million in 2005), which means that the EBITA margin is now expected to be 13-15% (2005: 20.2%), compared to the previous forecast of 18-20%. The lower forecast relates exclusively to Hello Direct. The EBITA margin excluding Hello Direct is expected to be 19-20% against 24.2% in 2005.

Mobile Headsets reported strong volume growth for the Jabra brand in the second quarter, amounting to approx.45% on Q2 2005. However, growth was the strongest in the low-end segment, based on sales to carriers that bundle headsets with their own telephone handsets.

The strong growth rates for low-end products have slowed down organic growth and the Q2 revenue of approximately DKK 225 million was on a level with the figure for Q2 2005.

OEM revenue was up by about 35% in the second quarter to DKK 325 million, lifting the overall Mobile Headset revenue by about 15% relative to Q2 2005 to a total of approx. DKK 550 million. EBITA is estimated to total DKK (20) million.

The strong growth for low-end products is expected to continue in the second half of the year, and as substantial OEM orders have been postponed, GN lowers the full-year forecast for Mobile Headset revenue from approximately DKK 2.7 billion to approx. DKK 2.5 billion. The EBITA margin is expected to be 1-3%, compared to the previous forecast of 3-5%. In 2005, by comparison, revenue was DKK 1,960 million and the EBITA margin was 3.1%.

Overall outlook for 2006
GN's new full-year guidance for 2006 is as follows:

- Revenue growth of about 15% to DKK 7.6-7.7 billion (2005: DKK 6.6 billion). The previous forecast was for revenue of at least DKK 8 billion and 20% growth.
- EBITA of approximately DKK 800 million. The previous forecast was for EBITA of approximately DKK 1 billion. By comparison, the 2005 EBITA was DKK 876 million.
- Profit before tax of approximately DKK 775 million (2005: DKK 815 million). The previous forecast was for approximately DKK 925 million.

Group functions are still expected to have a negative impact of approximately DKK 50 million on EBITA. Amortization of intangible assets acquired through company acquisitions is expected to amount to DKK 30-40 million. Net financial items are still expected to be negative at DKK 50 million (2005: negative at DKK 24 million).

The forecast is based on GN's current activities and assuming an average US dollar - Danish krone exchange rate of 6.

Further information
At 2:30 pm (CET) today, GN will be hosting a briefing regarding this announcement. GN will be represented by Mogens Hugo Jørgensen, Chairman, Jørn Kildegaard, President & CEO, Jens Due Olsen, Executive Vice President and CFO, and Jesper Mailind, Executive Vice President. The briefing will be webcast live and the webcast and the related presentation will be available as an on-demand version at www.gn.com after the briefing.

For further information, please contact:

Mogens Hugo Jørgensen
Chairman of the Board

GN Store Nord A/S
Tel: +45 45 75 00 00

Jørn Kildegaard
President & CEO

GN Store Nord A/S
Tel: +45 45 75 00 00

GN Store Nord has been helping people communicate since 1869. Initially as a telegraph company and now as a global market leader in personal communications. GN provides increased mobility, efficiency and quality of life for its users. GN develops and manufactures headsets for hands-free communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally. For more information, visit www.gn.com

GN

July 7, 2006

ANNOUNCEMENT NO: 26

Stock Options Granted to GN Store Nord Insiders

Please find below a statement of stock options granted under securities identification code DK0010272632 in pursuance of the Danish Securities Trading Act.

Name	Reporting Category	Date of Grant	Transaction Type	Number of Options Granted	Strike Price (DKK)
Jørn Kildegaard	Executive Management	July 7, 2006	Stock options	65,220	85.8
Jens Due Olsen	Executive Management	July 7, 2006	Stock options	44,973	85.8
Jesper Mailind	Executive Management	July 7, 2006	Stock options	49,251	85.8

The options granted have been issued by the company effective April 3, 2006, and as in previous years the strike price was determined on the basis of the average price of the company's shares over a 20-day period following the release of the company's 2005 Annual Report. The overall Black-Scholes value of the options granted was DKK 3,555,601 at the time of grant.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord
Tel.: +45 45 75 00 00

About GN Store Nord
GN Store Nord has helped people connect since 1869. Initially as a telegraph company and now as a global market leader in personal communications providing increased mobility, efficiency and quality of life for its users. GN Store Nord develops and manufactures headsets for handsfree communication, hearing instruments and audiologic diagnostics equipment. GN products are marketed globally.

This publication is available in Danish and English.
In case of any discrepancies, the Danish version shall be the governing text.

August 16, 2006

ANNOUNCEMENT NO: 27

Q2 Interim Report 2006

Second quarter highlights:

Revenue and profit were in line with the guidance provided in the announcement of July 5, 2006. The profit was impacted by costs of DKK 55 million related to Hello Direct's Try'n'Buy campaigns under CC&O Headsets and the growing investments in product development and in sales and marketing.

- Revenue improved to DKK 1,759 million from DKK 1,630 million in Q2 2005.
- EBITA fell to DKK 66 million from DKK 223 million in Q2 2005, adversely impacted by costs of DKK 55 million related to the discontinuation of Hello Direct's Try'n'Buy programs.
- Profit before tax fell to DKK 113 million from DKK 215 million in Q2 2005. The profit includes non-recurring income of DKK 60 million from the sale of the ownership interest in UK-based hearing aid dispensing chain Ultravox.
- Cash flows from operations fell to DKK 2 million from DKK 206 million in Q2 2005.

GN retains the forecasts for the consolidated group and for the individual business areas announced on July 5. Accordingly, the full-year forecasts are: revenue of DKK 7.6–7.7 billion, EBITA of approximately DKK 800 million and profit before tax of approximately DKK 775 million.

As announced on July 5, 2006, the Supervisory Board is investigating the strategic options for GN's hearing instrument business, GN ReSound, and the associated operations in Audiologic Diagnostics Equipment in GN Otometrics. Investigations are ongoing and are expected to be finalized in the second half of 2006. GN is unable to comment any further on this process at the moment.

For further information, please contact:

Jørn Kildegaard
President & CEO

GN Store Nord
Tel: +45 45 75 00 00

Jens Due Olsen
Executive Vice President

GN Store Nord A/S
Tel: +45 45 75 00 00

Statement by the Supervisory Board and the Executive Management
The Supervisory Board and the Executive Management have today discussed and approved the interim earnings release for GN Store Nord A/S for the three months ended June 30, 2006.

This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU, see the paragraph on accounting policies, and additional Danish interim financial reporting disclosure requirements for listed companies.

We consider the accounting policies applied to be appropriate. In our opinion, the interim earnings release gives a true and fair view of the Group's assets, liabilities, financial results and financial position as at June 30, 2006 and of the Group's operations and cash flows for the three months ended June 30, 2006.

Ballerup, August 16, 2006.

Supervisory Board

Mogens Hugo Jørgensen
Chairman

Finn Junge-Jensen
Deputy Chairman

Jørgen Bardenfleth

Asger Domino

Per Harkjær

Lise Kingo

Jens Bille Bergholdt

Nikolai Bisgaard

Christian Bjerrum-Niese

Executive Management

Jørn Kildegaard
President & CEO

Jens Due Olsen

Jesper Mailind

Outlook for 2006

GN retains the forecasts for the consolidated group and for the individual business areas announced on July 5, as listed under the column heading "Outlook for 2006 (July 5)" in the table below. The column headed "Outlook for 2006 (Feb. 22)" contains GN's original forecasts announced at the release of the Annual Report 2005 on February 22, 2006.

Accordingly, the full-year forecasts are: revenue of DKK 7.6–7.7 billion, EBITA of approximately DKK 800 million and profit before tax of approximately DKK 775 million assuming a US dollar–Danish krone exchange rate of 6.00.

Outlook for 2006 and Financial Highlights for 2005, Q2/2006, Q2/2005

(DKK millions)	Outlook for 2006 (July 5)	Outlook for 2006 (Feb. 22)	2005	Q2/2006	Q2/2005	Change Q2-o-Q2
	DKK/USD: 6,00	DKK/USD: 6,00	DKK/USD: 5,76	DKK/USD: 6,07	DKK/USD: 5,92	DKK/USD: 2,5%
Revenue						
Contact Center & Office Headsets	approx. 1,700	at least 1,800	1.549	386	373	3,4%
Mobile Headsets	approx. 2,500	approx. 2,700	196	556	482	15,4%
Hearing Instruments	3,100-3,200	approx. 3,200	2.795	729	690	5,7%
Audiologic Diagnostics Equipment	approx. 325	approx. 325	324	86	84	2,4%
GN total*	**7,600-7,700**	**at least 8,000**	**6.644**	**1.759**	**1.630**	**7,9%**
EBITA						
Contact Center & Office Headsets	13-15%	18-20%	20,2%	(1.8)%	21,7%	(23.5)%p
Mobile Headsets	1-3%	3-5%	3,1%	(3.2)%	3,1%	(6.3)%p
Hearing Instruments	16-18%	18-20%**	19,9%	13,4%	20,7%	(7.3)%p
Audiologic Diagnostics Equipment	small profit	small profit	0,3%	3,5%	1,2%	2.3%p
GN total*	**approx. 800**	**approx. 1,000**	**876**	**66**	**223**	**9,3%**
Amortization, net finance etc.						
GN total	**approx. 25**	**70**	**61**	**(47)**	**8**	**(687.5)%**
EBT						
GN total*	**approx. 775**	**approx. 925**	**815**	**113**	**215**	**(52.1)%**
Cash flow from operating activities						
GN total*	**no guidance provided**	**no guidance provided**	**828**	**2**	**206**	**(99)%**

* Including "other"

** 19%-21% excluding non-recurring costs relating to the closure of the hearing instrument operations in Cork, Ireland

Group functions are still expected to have a negative impact of approximately DKK 50 million on EBITA. Amortization of intangible assets acquired through company acquisitions is expected to amount to DKK 30-40 million, while net financial items are expected to be DKK (50) million. The latter figure includes the impact of the year's DKK 400 million share buyback program completed on June 30. The divestment of GN's ownership interest in Ultravox Holdings Ltd. contributed approximately DKK 60 million to gains/losses on the disposal of operations.

Investments in property, plant and equipment and in intangible assets, including in development projects, are still projected at just over DKK 1 billion. The amount allocated to R&D and sales and marketing efforts is now expected to be increased by approximately DKK 450 million relative to the 2005 figure.

DPTG I/S, in which GN has a 75% ownership interest, is still a party to arbitration proceedings with Telekomunikacja Polska S.A. As previously announced, developments in the case have led DPTG I/S to claim DKK 5 billion for the period from 1994 to mid-2005. DPTG's agreement with TPSA covers the period 1994-2009.

With around 60% of GN's revenue and some 65% of costs generated in US dollars or US dollar-related currencies, GN's long-term industrial competitiveness and its EBITA are

resilient to likely US dollar fluctuations. Short-term fluctuations in the dollar would impact profit as and when products manufactured at a given exchange rate are sold at a different exchange rate at a later point in time. In the longer term, Asian currencies will take on added importance in terms of both revenue and costs. GN's cost base in China amounts to about DKK 900 million annually, as all GN headsets and BTE hearing instruments are manufactured in that country. The hearing instruments are all manufactured at GN's own factory in Xiamen, whereas about 80% of the headsets are assembled by sub-contractors. GN generates revenue of approximately DKK 100 million in China.

Forward-looking statements

The forward-looking statements in this interim report reflect management's current expectations for certain future events and financial results. Statements regarding 2006 are, of course, subject to risks and uncertainties which may result in material deviations from expectations. Factors that may cause the actual results to deviate materially from expectations include but are not limited to general economic developments and developments in the financial markets; technological developments; changes and amendments to legislation and regulations on GN's markets; changes in demand for GN's products; competition; shortages of components needed in production; and the integration of company acquisitions. This interim report should not be considered an offer to sell securities in GN Store Nord A/S.

Consolidated Financial Highlights

(DKK millions)	Q2 2006 (unaud.)	Q2 2005 (unaud.)	YTD 2006 (unaud.)	YTD 2005 (unaud.)	Total 2005 (aud.)
Earnings – Income statement in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU					
Revenue	1,769	1,630	[illegible]	2,991	6,644
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	66	215	153	391	834
Operating profit (loss)	61	211	148	387	823
Profit (loss) from ordinary activities before tax	113	215	204	385	815
Profit (loss) for the period	97	162	183	283	650
Earnings – Investor-specific highlights					
Earnings before depreciation, amortization, impairment and items of a non-recurring nature (EBITDA)	[illegible]	263	[illegible]	486	1,051
Earnings before amortization and impairment of goodwill and other intangible assets acquired in company acquisitions and items of a non-recurring nature (EBITA)	[illegible]	223	173	406	876
Balance sheet					
Share capital	[illegible]	879	[illegible]	879	879
Group Equity	[illegible]	4,789	[illegible]	4,789	5,349
Total assets	[illegible]	6,830	[illegible]	6,830	8,091
Net interest bearing debt	[illegible]	(444)	[illegible]	(444)	(720)
Cash flows					
Cash flows from operating activities (CFFO)	[illegible]	206	148	467	828
Cash flows from investing activities	(77)	(118)	(261)	(182)	(751)
Total cash flows from operating and investing activities	(75)	88	(113)	285	77
Development costs					
Development costs incurred	141	94	[illegible]	166	371
Restructuring costs					
Restructuring recognized in income statement	[illegible]	-	[illegible]	-	7
Restructurings, paid	18	-	[illegible]	6	8
Investments					
Plant and machinery etc.	143	28	216	50	168
Real property including leasehold improvements	[illegible]	5	[illegible]	9	18
Development projects, developed in-house	67	50	133	88	188
Other intangible assets excluding goodwill	26	21	43	26	49
Total (excluding company acquisitions)	[illegible]	104	400	173	423
Company acquisitions	[illegible]	17	[illegible]	17	457
Acquisition of associates	[illegible]	12	[illegible]	12	74
Total investments	[illegible]	133	[illegible]	202	954
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	[illegible]	74	[illegible]	147	335
Impairment of intagible assets	[illegible]	-	[illegible]	-	8
Key ratios					
EBITA margin	[illegible]	13.7%	[illegible]	13.6%	13.2%
Return on equity	[illegible]	3.4%	[illegible]	6.0%	17.1%
Equity ratio	[illegible]	70.1%	[illegible]	70.1%	66.1%
Key ratios per share					
Earnings per share (EPS)	[illegible]	0.77	[illegible]	1.35	4.04
Earnings per share diluted (EPS diluted)	[illegible]	0.77	[illegible]	1.34	4.00
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc.	[illegible]	0.81	[illegible]	1.42	4.26
Earnings per share excluding amortization and impairment of intangible assets and restructurings, etc., diluted	[illegible]	0.80	[illegible]	1.41	4.23
Cash flow per share (CFPS)	[illegible]	0.98	[illegible]	2.20	3.94
Book value per DKK 4 share	[illegible]	23	[illegible]	23	25
Share price at the end of the period	[illegible]	70	[illegible]	70	83
Employees					
Average number	[illegible]	4,568	[illegible]	4,593	5,190

Accounting policies

This interim earnings release has been prepared in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish interim financial reporting requirements for listed companies.

The accounting policies are unchanged from those applied in the 2005 Annual Report.

The investor-specific statements are reviewed below.

Financial results

Revenue improved by DKK 129 million on 4% organic growth to DKK 1,759 million.

CC&O Headsets achieved 4% organic growth on revenue of DKK 386 million. Exclusive of Hello Direct, revenue growth continued to accelerate, reaching 12% on revenue of DKK 305 million. Volume growth remained high in Mobile Headsets. However, as it was the highest in the low-end segment, the revenue of DKK 556 million represents organic growth of 15% in the second quarter relative to Q2 2005. The performance consolidates GN's position as the largest headset manufacturer in the market.

In Hearing Instruments, GN generated revenue of DKK 729 million. Demand for the Resound Pixel and the ReSound Plus5 remained healthy, while, as expected, the ReSoundAIR faced an increasingly competitive market due to similar products launched by the competition. More new products were launched at the end of the quarter, including the ReSound Metrix Mini, the ReSound Metrix Power and the Beltone One in the high-end segment and the Beltone LINQ in the mid-market segment. Q2 organic growth was about (3)%. When adjusted for the Easter holidays, the rate was about (1)%.

New products and product upgrades launched in the past 24 months contributed more than 60% of overall revenue.

Revenue was DKK 840 million in North America, DKK 715 million in Europe and DKK 204 million in the rest of the world.

Q2 gross profit was DKK 843 million against DKK 846 million in Q2 2005 in spite of the higher revenue, as the gross margin fell to 48% from 52% in the year-earlier period. The drop in the gross margin was due to part of the costs for Hello Direct, the changed product mix in Hearing Instruments and the increased proportion of sales contributed by low-priced mobile products.

Total sales and distribution costs were DKK 456 million (Q2 2005: DKK 367 million), impacted by a part of the costs related to Hello Direct's Try'n'Buy campaigns, and R&D costs incurred were up by DKK 47 million to DKK 141 million. The increase was driven by the continuing plans to accelerate growth in both the headset and the hearing instrument businesses by strengthening sales, marketing and R&D activities. As previously announced, these plans will cause a shift in GN earnings towards the second half-year of 2006.

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

Q2 EBITA fell to DKK 66 million from DKK 223 million in Q2 2005. The setback was due mainly to costs of DKK 55 million related to Hello Direct's Try'n'Buy campaigns and the increased sales, marketing and R&D efforts.

The share of the profit/(loss) in associates, consisting mainly of the divested ownership interest in UK-based Ultravox Holdings, was DKK (5) million, while amortization of acquired intangible assets was DKK (10) million, this item being slightly higher than in Q2 2005 due to the acquisition of INTERTON at the end of 2005. The divestment of the ownership interest in Ultravox Holdings produced an accounting profit of DKK 60 million and Q2 net financials amounted to DKK 1 million. Net interest-bearing debt rose by DKK 430 million during the quarter to stand at DKK 1,339 million at 30 June 2006. The main reason for the increase was the share buybacks of DKK 348 million and net investments totaling DKK 77 million, including investments in development projects.

GN's Q2 profit before tax was DKK 113 million, a drop of DKK 102 million relative to Q2 2005.

GN had an average of 5,638 employees during the quarter, against 4,568 in Q2 2005.

Balance Sheet
Total assets amounted to DKK 8,217 million at June 30, 2006, compared to DKK 8,068 million at March 31, 2006. Goodwill was DKK 469 million on headset operations and DKK 2,380 million on Hearing Instruments and Audiologic Diagnostics Equipment.

Trade receivables were unchanged at DKK 1,386 million. Inventories rose by DKK 90 million during the quarter to DKK 794 million, as the weakened growth in Mobile Headsets caused an increase in component and finished goods inventories. Cash and cash equivalents rose by DKK 129 million during the quarter as GN received the consideration for the ownership interest in Ultravox Holdings at the end of the quarter.

Equity stood at DKK 4,725 million, compared to DKK 5,172 million at March 31, 2006. The fall was due to exchange adjustments of DKK (223) million and shares bought back during the quarter of DKK 348 million.

Cash flows
Cash flows from operations were DKK 2 million against DKK 206 million in Q2 2005. The weaker cash flow was due to the lower profit and the increase in working capital in Mobile Headsets and restructurings relating to the closure of the hearing instrument operations in Cork, Ireland.

The cash flow from investments was DKK (77) million against DKK (118) million in Q2 2005, because investments in the new GN corporate headquarters and the greater R&D efforts were offset by the DKK 143 million consideration relating to Ultravox Holdings.

The free cash flow was DKK (75) million against DKK 88 million in Q2 2005.

Share Option Plans
There were a total of 2,864,075 European and 1,743,863 American share options outstanding at June 30, 2006, corresponding to 2.1% of the share capital. Members of the Executive Management held 900,425 options at an average strike price of 45, senior employees held 956,473 options (average strike price 53), while other employees held 2,751,040 share options (average strike price 49). A total of 476,500 options were exercised in the second quarter. Members of the Executive Management did not exercise any options during the quarter.

In the second quarter, members of the Executive Management were awarded 159,444 share options, senior employees received 202,973, while other employees received 504,040 share options. The options awarded have a strike price of 86, equal to the average share price during the 20 business days immediately following the release of GN's Annual Report for 2005 on February 22, 2006.

Shareholdings
At August 16, 2006, members of the Supervisory Board and the Executive Management, respectively, held 65,948 and 33,010 shares in GN.

At August 16, 2006, GN held 12,019,063 treasury shares, equivalent to 5.6% of the share capital. The treasury shares held cover the share option plan and 5,402,800 shares acquired under the year's share buyback program. The 6,012,000 shares GN acquired during last year's share buyback program were cancelled at the date of this announcement.

The GN stock is 100% free float. Foreign investors have reduced their aggregate holding from just over 50% at the end of 2005 to around 20-30%. Danish institutional investors hold an estimated 45% and private investors hold 20% of the GN share capital. The ATP pension fund and Centaurus Capital, a company based outside Denmark, have reported ownership interests in excess of 5% of the share capital.

Headsets
Effective May 15, GN's headset operations were consolidated in a single global organization. The integration process is progressing according to plan. A number of projects have been launched to help GN capitalize even more on being the world's largest headset manufacturer.

As the Headsets organization gradually changes, GN will begin to report on the headsets operations in a manner better suited to reflect the new structure. Until this takes effect, the existing breakdown into CC&O and Mobile Headsets is retained.

Overall, the headset operations generated revenue of DKK 942 million, equal to organic growth of 11% relative to the second quarter of last year.

Revenue was DKK 497 million in North America, DKK 353 million in Europe and DKK 92 million in the rest of the world.

EBITA was a loss of DKK 25 million against a profit of DKK 96 million in Q2 2005. EBITA was DKK 30 million excluding the costs of discontinuing Hello Direct's Try'n'Buy campaigns.

The overall cash flow from operations fell to DKK (33) million from DKK 74 million in Q2 2005. The Mobile Headsets inventories are expected to be reduced during the busy months of the second half-year.

Contact Center & Office Headsets
Revenue rose to DKK 386 million, the highest level ever in a second quarter, with organic growth at 4%.

CC&O revenue, excluding Hello Direct, the US sales channel, continued to accelerate, improving by 12% to DKK 305 million. The strongest improvements were reported in Europe, the largest and most profitable market for CC&O Headsets. The growth rate in this market moved from 13% in Q1 2006 to 17% in Q2 2006, marking the third straight quarter of double-digit growth rates. Growth was at 5% in the United States, exclusive of Hello Direct.

Revenue was DKK 172 million in North America, DKK 185 million in Europe and DKK 29 million in Asia and the rest of the world. Wireless headsets accounted for about 36% of revenue.

The Q2 innovation rate was 10%, up from 7% in Q1, lifted by the launch of the GN 9300 series.

The gross margin exclusive of Hello Direct fell slightly short of expectations due to shifts in the product mix. The gross margin including Hello Direct was impacted by the costs of discontinuing the Try'n'Buy campaigns.

EBITA, exclusive of Hello Direct, was DKK 52 million in the second quarter, compared to DKK 69 million in the year-earlier period, due to planned, increased investments in R&D, sales and marketing, and certain severance costs related to the integration of the headset operations. Inclusive of Hello Direct, the CC&O headsets business reported an EBITA loss of DKK 7 million (negative EBITA margin of 1.8%) in the second quarter, compared to a profit of DKK 81 million in Q2 2005. In aggregate, sales, distribution, R&D and administrative costs were DKK 67 million higher than the figure for Q2 2005.

As previously announced, the US sales channel Hello Direct has run large Try'n'Buy-campaigns, giving prospective users a chance to try out a headset before buying it. Following an intensified effort to collect receivables, however, product return rates in the United States turned out to be substantially higher than expected. Earnings were impacted by the handling of the thousands of orders for a single headset and the costs of collecting receivables. Consequently, the Try'n'Buy campaigns were discontinued effective June 30. As a result, Hello Direct reported revenue of DKK 82 million, equal to 18% negative organic growth in the second quarter. GN has expensed DKK 55 million to cover the expected losses and campaign costs, consisting of DKK 27 million in lost gross margin from lost revenue of DKK 39 million and DKK 28 million in higher operating

expenses. In addition, GN lowered the forecast for CC&O Headsets revenue and earnings in the second half-year in an announcement released on July 5.

Mobile Headsets

Revenue was up 15% to DKK 556 million. The improvement was lower than had been expected, because low-priced Jabra headsets to mobile carriers made up an increased part of sales. Also, revenue generated through mobile carriers on the US market and sales in the UK and Central Europe failed to meet expectations. Stronger-than-expected sales of the exclusive Jabra JX10 Bluetooth headset were unable to prevent the downturn, and revenue from Jabra products was in line with the year-earlier period at DKK 231 million. Revenue from OEM headsets for cell phones rose by 34% to DKK 325 million, lifting the OEM rate to 58%.

Wireless products accounted for more than 90% of revenue. The innovation rate remained above 90% and sales of new products this fall will sustain the innovation rate at a high level. Jabra brand product launches in the second quarter included the Jabra BT325s, a stereo headset to be used both with a music player and for wireless telephony. This is yet another important product for the converging music and mobile markets. GN plans more new product launches in the second half of 2006.

Revenue was DKK 325 million in North America, DKK 166 million in Europe and DKK 65 million in the rest of the world.

The gross margin of 18% did not meet expectations, because the low-priced products represented a growing part of sales and because the OEM sales rate also rose.

EBITA was a loss of DKK 18 million (negative EBITA margin of 3.2%) against a profit of DKK 15 million (3.1%) in Q2 2005. In aggregate, sales, distribution, R&D and administrative costs were DKK 27 million higher than the figure for Q2 2005.

Hearing Instruments

Q2 revenue including GN's fourth-quarter acquisition INTERTON, was DKK 729 million against DKK 690 million in Q2 2005. The moderate sales improvement in the high-end segment means that Q2 organic growth was about (3)%. When adjusted for the Easter holidays, the rate was about (1)%.

The number of units sold was in line with the second quarter of last year. Sales are improving in the mid-price segments, in which the new ReSound Pixel and ReSound Plus5 hearing instruments, launched in February, have been well received. On the other hand, Q2 sales in the high-end segment were lower than projected, because the ReSoundAIR is battling in an increasingly competitive market against rival manufacturers that have launched similar products, and because the ReSound Metrix, launched last year, has failed to meet expectations.

GN ReSound continued the string of new product launches and upgrades in the second quarter, intending to strengthen its market position in all price segments. With the June launches of the Metrix Mini and the Metrix Power as well as the Beltone One and the Beltone LINQ, GN ReSound launched a total of eight new products during the first half-

year. The new Metrix Mini and Metrix Power devices will help make GN ReSound more competitive in the high-end segment, and GN ReSound is also planning this fall to launch a successor to the ReSoundAIR that will provide substantial improvements to users in everyday situations. This will bring the number of launches to 11 in 2006.

The innovation rate remains high. New products and product upgrades launched in the past 24 months contributed 70% of Q2 revenue. The innovation rate is expected to remain high in the second half of 2006, driven by the many new product roll-outs.

Revenue was DKK 321 million in North America, DKK 302 million in Europe and DKK 106 million in Asia and the rest of the world.

As expected, the EBITA margin is still being held down by investment in R&D, sales and marketing, and by the lower-than-expected sales of high-end products. EBITA was DKK 98 million (EBITA margin of 13.4%), as compared to DKK 143 million (20.7%) in the second quarter of last year. In aggregate, sales, distribution, R&D and administrative costs were DKK 55 million higher than the figure for Q2 2005.

The relocation of the global distribution center from Ireland to Denmark and the transfer of production from Ireland to China have been completed according to plan. The moves are expected to strengthen EBITA by approximately DKK 40 million from 2007, at which time the projected synergies of approximately DKK 30 million from the INTERTON acquisition are expected to take effect gradually.

Audiologic Diagnostics Equipment
The work to restructure production and streamline the organization and the product portfolio is progressing according to plan. As expected, the restructuring will impact revenue and earnings, but it will help GN Otometrics to achieve reasonable earnings in the slightly longer term by enabling the company to concentrate on business activities in which the company is a global market leader.

Q2 revenue was DKK 86 million against DKK 84 million in Q2 2005. The innovation rate was 10%.

Revenue was DKK 21 million in North America, DKK 56 million in Europe and DKK 9 million in Asia and the rest of the world.

The Audiologic Diagnostics Equipment business reported EBITA of DKK 3 million compared to DKK 1 million in Q2 2005.

The aggregate cash flows from operating activities in the hearing instrument and audiologic diagnostics equipment businesses were DKK 69 million compared to DKK 133 million in Q2 2005. The drop was mainly due to increased investments in R&D and sales and marketing.

Other Business Activities
The GN Great Northern Telegraph Company reported Q1 revenue of DKK 4 million and an EBITA loss of DKK 3 million.

Income Statement — Consolidated

(DKK millions)	Q2 2006 (unaud.)	Q2 2005 (unaud.)	YTD 2006 (unaud.)	YTD 2005 (unaud.)	Total 2005 (aud.)
Revenue	1759	1,630	3,515	2,991	6,644
Production costs	(933)	(797)	(1,820)	(1,421)	(3,285)
Gross profit	826	833	1,695	1,570	3,359
Development costs	(107)	(68)	(198)	(128)	(311)
Selling and distribution costs	(468)	(371)	(927)	(699)	(1,489)
Management and administrative expenses	(192)	(179)	(412)	(346)	(730)
Other operating income	(3)	8	(5)	9	13
Amortization and impairment of goodwill	[illegible]	(8)	[illegible]	(15)	(8)
Operating profit (loss) before share of profit (loss) in subsidiaries and associates	56	215	153	391	834
Share of profit (loss) in associates	(5)	(4)	(5)	(4)	(11)
Operating profit (loss)	51	211	148	387	823
Gains/losses on disposal of operations	61	-	66	-	13
Profit (loss) before financial items	[illegible]	211	214	387	836
Financial income	20	17	34	32	46
Financial expenses	[illegible]	(13)	(44)	(34)	(67)
Profit (loss) from ordinary activities before tax	[illegible]	215	204	385	815
Tax on profit (loss) from ordinary activities	[illegible]	(53)	(41)	(102)	26
Profit (loss) for continuing operations	97	162	163	283	841
Profit (loss) from discontinuing operations	[illegible]	-	[illegible]	-	9
Profit (loss) for the period	97	162	163	283	850
Earnings per share from continuing operations					
Earnings per share basic (EPS)	0.47	0.77	0.78	1.35	4.04
Earnings per share diluted (EPS diluted)	0.47	0.77	0.78	1.34	4.00
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc.	0.52	0.81	1.16	1.42	4.28
Earnings per share excluding amortization and impairment of intangible assets and restructuring etc., diluted	0.51	0.80	1.14	1.41	4.23

Assets	Consolidated			
(DKK millions)	June 30 2006 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2005 (aud.)	June 30 2005 (aud.)
Non-current assets				
Goodwill	2,849	2,975	3,044	2,689
Development projects, developed in-house	506	476	445	413
Software	117	111	107	103
Patents and rights	64	67	69	75
Telecommunications systems	31	31	33	37
Other intangible assets	332	351	366	269
Total intangible assets	3,899	4,011	4,064	3,586
Factory and office buildings	176	177	179	200
Leasehold improvements	41	46	46	52
Plant and machinery	96	101	102	98
Operating assets and equipment	103	107	111	93
Leased plant and equipment	2	2	3	4
Assets under construction	239	120	72	9
Total property, plant and equipment	657	553	513	456
Investments in associates	98	189	189	146
Other securities	6	6	6	5
Other receivables	27	28	27	29
Deferred tax assets	545	552	561	310
Total other non-current assets	676	775	783	490
Total non-current assets	5,232	5,339	5,360	4,532
Current assets				
Inventories	794	704	747	527
Trade receivables	1,386	1,389	1,387	1,284
Receivables from associates	28	48	23	7
Tax receivable	30	28	17	34
Other receivables	352	292	301	223
Prepayments	134	136	136	99
Total receivables	1,930	1,893	1,864	1,647
Cash and cash equivalents	261	132	120	124
Total current assets	2,985	2,729	2,731	2,298
Total assets	8,217	8,068	8,091	6,830

Equity and liabilities	Consolidated			
(DKK millions)	June 30 2006 (unaud.)	March 31 2005 (unaud.)	Dec. 31 2005 (aud.)	June 30 2005 (aud.)
Equity				
Share capital	879	879	879	879
Foreign exchange adjustments	(1,407)	(1,187)	(1,086)	(1,135)
Proposed dividends for the year	-	-	132	-
Retained earnings	5,253	5,480	5,424	5,045
Total equity	4,725	5,172	5,349	4,789
Non-current liabilities				
Bank loans	1,258	709	409	261
Capitalized lease obligations	2	2	3	4
Other long-term payables	3	3	3	14
Received prepayments	35	37	42	33
Pension obligations and similar obligations	72	77	78	18
Deferred tax	170	162	146	9
Other provisions	134	151	157	139
Total non-current liabilities	1,674	1,141	838	478
Current liabilities				
Repayment of long-term loans	4	6	4	1
Bank loans	338	326	428	306
Trade payables	457	438	464	450
Amounts owed to associates	[illegible]	2	-	-
Tax payable	30	42	33	30
Other payables	664	630	665	532
Received prepayments	62	62	60	52
Other provisions	226	210	210	192
Liabilities, discontinued operations	32	39	40	-
Total current liabilities	1,818	1,755	1,904	1,563
Total liabilities	3,492	2,896	2,742	2,041
Total equity and liabilities	8,217	8,068	8,091	6,830

Cash Flow Statement | **Consolidated**

(DKK millions)	Q2 2006 (unaud.)	Q2 2005 (unaud.)	YTD 2006 (unaud.)	YTD 2005 (unaud.)	Total 2005 (aud.)
Operating activities					
Operating profit (loss)	51	211	148	387	823
Depreciation, amortization and impairment	95	73	186	146	343
Other adjustments	30	42	58	96	115
Cash flow from operating activities before changes in working capital	176	326	392	629	1,281
Change in inventories	(118)	(34)	(96)	(7)	(188)
Change in receivables	(95)	(235)	(137)	(303)	(451)
Change in trade payables and other payables	79	158	58	179	263
Total changes in working capital	(134)	(111)	(175)	(131)	(376)
Cash flow from operating activities before financial items, restructurings and tax	42	215	217	498	905
Interest and dividends, etc. received	3	2	5	4	12
Interest paid	(15)	(5)	(28)	(11)	(30)
Restructurings, paid	(18)	-	(30)	(6)	(8)
Tax paid, net	(10)	(6)	(16)	(18)	(51)
Cash flows from operating activities	2	206	148	467	828
Investing activities					
Acquisition of intangible assets excluding development projects	(25)	(20)	(43)	(26)	(49)
Development projects, acquired and developed in-house	(67)	(51)	(133)	(88)	(188)
Acquisition of property, plant and equipment	(134)	(33)	(232)	(59)	(159)
Acquisition of other non-current assets	-	(13)	(3)	(14)	(73)
Disposal of property, plant and equipment	4	11	4	11	26
Disposal of other non-current assets	145	4	146	8	10
Acquisition/disposal of listed securities	-	1	-	3	3
Company acquisitions and capital contributions in subsidiaries	-	(17)	-	(17)	(322)
Disposal of discontinuing operations, including liabilities settled in connection with disposal of activities, etc.	-	-	-	-	1
Cash flows from investing activities	(77)	(118)	(261)	(182)	(751)
Cash flows from operating and investing activities	(75)	88	(113)	285	77
Financing activities					
Increase of non-current liabilities	560	200	850	150	300
Decrease of short-term liabilities	5	74	(6)	113	208
Decrease of short-term bank loans	12	-	(91)	-	(27)
Repayment and reduction of non-current liabilities	[illegible]	-	(6)	-	(18)
Share options exercised	2	30	23	31	39
Acquisitions of treasury shares	(348)	(349)	(400)	(400)	(400)
Paid dividends to shareholders	(21)	(24)	(124)	(127)	(127)
Foreign exchange adjustments etc.	(5)	9	10	3	(5)
Cash flows from financing activities	205	(60)	256	(230)	(30)
Net cash flows	130	28	143	55	47
Cash and cash equivalents beginning of the period	132	95	120	67	67
Foreign exchange adjustments, cash and cash equivalents, beginning of the period	(1)	1	(2)	2	2
Cash and cash equivalents, beginning of the period	131	96	118	69	69
Cash and cash equivalents in acquired companies	-	-	-	-	4
Cash and cash equivalents, end of the period	261	124	261	124	120

The statement of cash flows cannot be derived using only the other accounting data.

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

Consolidated statement of recognized income and expense

(DKK millions)	Q2 2006 (unaud.)	Q2 2005 (unaud.)	YTD 2006 (unaud.)	YTD 2005 (unaud.)	Total 2005 (aud.)
Statement of regognized income and expense - items recognized directly in equity					
Acturial gains (losses)		-	-	-	(25)
Foreign exchange adjustments, etc.	(223)	261	(321)	429	478
Issued share options	(1)	2	4	7	17
Tax on changes in equity	(22)	(33)	31	(61)	(52)
Total income and expense recognized directly in equity	(201)	230	(286)	375	418
Profit (loss) for the period	97	162	163	283	850
Total recognized income and expense for the year	(104)	392	(123)	658	1,268

(DKK millions)	Share capital (shares of DKK 4 each)	Foreign exchange adjust-ments	Proposed dividends for the year	Retained earnings	Total equity
Balance sheet total at December 31, 2004	879	(1,564)	132	5,133	4,580
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	429	-	229	658
Share options exercised	-	-	-	31	31
Purchase of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(127)	-	(127)
Dividends, treasury shares	-	-	(5)	5	-
Balance sheet total at June 30, 2005	879	(1,135)	-	4,998	4,742
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	49	-	561	610
Share options exercised	-	-	-	8	8
Acquisition of treasury shares	-	-	-	-	-
Proposed dividends to shareholders	-	-	132	(132)	-
Changes in equity in associates	-	-	-	(11)	(11)
Balance sheet total at December 31, 2005	879	(1,086)	132	5,424	5,349
Total recognized income and expense for the year, cf. the Statement of recognized income and expense	-	(321)	-	198	(123)
Share options exercised	-	-	-	23	23
Acquisition of treasury shares	-	-	-	(400)	(400)
Paid dividends to shareholders	-	-	(124)	-	(124)
Dividends, treasury shares	-	-	(8)	8	-
Balance sheet at March 31, 2006	879	(1,407)	-	5,253	4,725

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

Investor-specific Income Statement per Quarterly Period

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	YTD 2006 (unaud.)	YTD 2006 (unaud.)	Total 2005 (aud.)
Revenue	1,361	1,630	1,845	1,808	1,756	1,759	2,991	3,515	6,644
Production costs	(612)	(784)	(978)	(859)	(870)	(916)	(1,396)	(1,786)	(3,233)
Gross profit	749	846	867	949	886	843	1,595	1,729	3,411
Incurred development costs	(72)	(94)	(89)	(116)	(118)	(141)	(166)	(259)	(371)
Selling and distribution costs	(324)	(367)	(365)	(395)	(448)	(456)	(691)	(904)	(1,451)
Management and administrative expenses	(143)	(158)	(157)	(165)	(197)	(168)	(299)	(365)	(621)
Other operating income	1	9	1	3	(2)	(3)	9	(5)	13
Operating profit (loss) before capitalization and amortization of development costs, amortization and impairment of intangible assets acquired in company acquisitions	211	237	257	276	121	75	448	196	981
Capitalized development costs	38	50	43	57	66	72	88	138	188
Amortized development costs	(26)	(24)	(34)	(34)	(36)	(36)	(50)	(72)	(118)
EBITDA	223	263	266	299	151	111	486	262	1,051
Depreciation and amortization relating to:									
Production	(12)	(13)	(15)	(12)	(17)	[illegible]	(25)	(34)	(52)
Selling and distribution	(4)	(4)	(4)	(2)	(4)	[illegible]	(8)	(8)	(14)
Administration	(24)	(23)	(29)	(33)	(23)	[illegible]	(47)	(47)	(109)
EBITA	183	223	218	252	107	[illegible]	408	173	876
Share of profit (loss) in associates	-	[illegible]	-	(7)	-	(5)	(4)	(5)	(11)
Amortization of other intangible assets acquired in company acquisitions	(7)	[illegible]	(7)	(12)	(10)	(10)	(15)	(20)	(34)
Impairment	-	[illegible]	-	(8)	-	[illegible]	-	[illegible]	(8)
Earnings before interest and tax (EBIT)	176	[illegible]	211	225	97	51	387	148	823
Gains (losses) on disposal of discontinuing operations	-	[illegible]	-	13	5	81	-	[illegible]	13
Capital gains (losses) on shares, dividends	2	[illegible]	-	-	-	[illegible]	3	[illegible]	3
Financial income	13	[illegible]	1	13	14	20	29	34	43
Financial expenses	(21)	(23)	(8)	(25)	(25)	(19)	(34)	(44)	(67)
Earnings before tax (EBT)	170	216	204	226	91	113	385	204	815
Margins:									
Gross profit margin	55.0%	51.9%	47.0%	52.5%	50.5%	47.9%	53.3%	49.2%	51.3%
EBITA-margin	13.4%	13.7%	11.8%	13.9%	6.1%	[illegible]	13.6%	4.9%	13.2%
EBITA-margin, excl. capitalization and amortization of development costs	12.6%	[illegible]	11.3%	12.7%	4.4%	[illegible]	12.3%	3.0%	12.1%

Quarterly Operations by Business Area

(DKK millions)	Q1 2005 (unaud.)	Q2 2006 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	YTD 2006 (unaud.)	YTD 2006 (unaud.)	Total 2005 (aud.)
Revenue									
Contact Center & Office Headsets	342	373	380	454	447	386	715	833	1,549
Mobile Headsets	292	482	699	487	463	556	774	1,019	1,960
Hearing Instruments	641	680	688	776	764	729	1,331	1,493	2,795
Audiologic Diagnostics Equipment	80	84	72	88	77	86	164	163	324
Other *	6	11	6	3	5	2	7	7	16
GN total	1,361	1,630	1,845	1,808	1,756	1,759	2,991	3,515	6,644
Gross profit									
Contact Center & Office Headsets	222	249	248	291	286	229	471	[illegible]	1,010
Mobile Headsets	74	101	128	122	95	98	175	[illegible]	425
Hearing Instruments	412	456	455	498	463	468	868	[illegible]	1,821
Audiologic Diagnostics Equipment	35	37	30	36	38	43	72	81	138
Other *	6	3	6	2	4	5	9	9	17
GN total	749	846	867	949	886	843	1,595	1,729	3,411
Overheads excluding development costs and depreciation and amortization of assets									
Contact Center & Office Headsets	(131)	(150)	(162)	(169)	(186)	(205)	(281)	(391)	(612)
Mobile Headsets	(63)	(62)	(76)	(68)	(82)	(82)	(125)	(164)	(269)
Hearing Instruments	(235)	(258)	(242)	(275)	(343)	(300)	(493)	(643)	(1,010)
Audiologic Diagnostics Equipment	(25)	(29)	(26)	(26)	(27)	(27)	(54)	(54)	(106)
Other *	(12)	(16)	(15)	(19)	(9)	(13)	(28)	(22)	(82)
GN total	(466)	(515)	(521)	(557)	(647)	(627)	(981)	(1,274)	(2,059)
Expensed development costs									
Contact Center & Office Headsets	(10)	(10)	(11)	(17)	(13)	(22)	(20)	(35)	(48)
Mobile Headsets	(15)	(19)	(18)	(23)	(20)	(26)	(34)	(46)	(75)
Hearing Instruments	(27)	(33)	(42)	(49)	(45)	(46)	(60)	(91)	(151)
Audiologic Diagnostics Equipment	(8)	(6)	(9)	(4)	(10)	(12)	(14)	(22)	(27)
Other *	-	-	-	-	-	-	-	-	-
GN total	(60)	(68)	(80)	(93)	(88)	(105)	(128)	(193)	(301)
EBITDA									
Contact Center & Office Headsets	81	89	75	105	87	2	170	89	350
Mobile Headsets	(4)	20	34	31	(7)	(10)	16	(17)	81
Hearing Instruments	150	165	171	174	75	122	315	197	660
Audiologic Diagnostics Equipment	2	2	(5)	6	1	4	4	5	6
Other *	(6)	(13)	(9)	(17)	(5)	(7)	(19)	(12)	(45)
GN total	223	263	266	299	151	111	486	262	1,051
Depreciation and amortization									
Contact Center & Office Headsets	(10)	(8)	(9)	(10)	(8)	[illegible]	(18)	(17)	(37)
Mobile Headsets	(4)	(5)	(5)	(6)	(7)	[illegible]	(9)	(15)	(20)
Hearing Instruments	(23)	(22)	(30)	(28)	(25)	[illegible]	(45)	(49)	(103)
Audiologic Diagnostics Equipment	(1)	(1)	(1)	(1)	(1)	(1)	(2)	(2)	(4)
Other *	(2)	(4)	(3)	(2)	(3)	(3)	(6)	(6)	(11)
GN total	(40)	(40)	(48)	(47)	(44)	(45)	(80)	[illegible]	(175)
EBITA									
Contact Center & Office Headsets	71	81	66	95	79	[illegible]	152	72	313
Mobile Headsets	(8)	15	29	25	(14)	(18)	7	(32)	61
Hearing Instruments	127	143	141	146	50	98	270	148	557
Audiologic Diagnostics Equipment	1	1	(6)	5	-	3	2	[illegible]	1
Other *	(8)	(17)	(12)	(19)	(8)	(10)	(25)	(18)	(56)
GN total	183	223	218	252	107	66	406	[illegible]	876
EBITA-margin									
Contact Center & Office Headsets	20.8 %	[illegible]	17.4 %	20.9 %	17.7 %	(1.8)%	21.3 %	8.6 %	20.2 %
Mobile Headsets	(2.7)%	[illegible]	4.1 %	5.1 %	(3.0)%	(3.2)%	0.9 %	(3.1)%	3.1 %
Hearing Instruments	19.8 %	[illegible]	20.5 %	18.8 %	6.5 %	13.4 %	20.3 %	9.9 %	19.9 %
Audiologic Diagnostics Equipment	1.3 %	[illegible]	(8.3)%	5.7 %	0.0 %	3.5 %	1.2 %	[illegible]	0.3 %
Other *	(133.3)%	(1700.0)%	(200.0)%	(633.3)%	(160.0)%	(500.0)%	(357.1)%	[illegible]	(350.0)%
GN total	13.4 %	13.7 %	11.8 %	13.9 %	6.1 %	3.8 %	13.6 %	[illegible]	13.2 %

*) "Other" comprises the Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

Expensed Development Costs

(DKK millions)	Q1 2005 (unaud.)	Q2 2005 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	YTD 2005 (unaud.)	YTD 2006 (unaud.)	Total 2005 (aud.)
Incurred development costs*									
Contact Center & Office Headsets	(10)	(15)	(13)	(21)	(17)	(25)	(25)	(42)	(59)
Mobile Headsets	(13)	(21)	(18)	(23)	(24)	(31)	(34)	(55)	(75)
Hearing Instruments	(40)	(48)	(49)	(63)	(66)	(71)	(88)	(137)	(200)
Audiologic Diagnostics Equipment	(9)	(10)	(9)	(9)	(11)	(15)	(19)	(26)	(37)
Other **	-	-	-	-	-	(1)	-	(1)	-
GN total	(72)	(94)	(89)	(116)	(118)	(143)	(166)	(258)	(371)
Capitalized development costs									
Contact Center & Office Headsets	4	10	7	10	9	9	14	[illegible]	31
Mobile Headsets	7	12	10	10	14	16	19	[illegible]	39
Hearing Instruments	22	21	22	29	38	39	43	[illegible]	94
Audiologic Diagnostics Equipment	5	[illegible]	4	8	5	8	12	13	24
GN total	38	50	43	57	68	72	88	138	188
Amortized development costs									
Contact Center & Office Headsets	(4)	(5)	(5)	(6)	(5)	(6)	(9)	(11)	(20)
Mobile Headsets	(9)	(10)	(10)	(10)	(10)	(11)	(19)	(21)	(39)
Hearing Instruments	(9)	(6)	(15)	(15)	(17)	(14)	(15)	(31)	(45)
Audiologic Diagnostics Equipment	(4)	(3)	(4)	(3)	(4)	(5)	(7)	(9)	(14)
GN total	(26)	(24)	(34)	(34)	(36)	(36)	(50)	(72)	(118)

Development in Selected Balance Sheet Items

(DKK millions)	March 31. 2005 (unaud.)	June 30 2005 (unaud.)	Sep 30 2005 (unaud.)	Dec. 31 2005 (aud.)	March 31. 2006 (unaud.)	June 30 2006 (unaud.)
Goodwill						
GN Netcom	461	491	493	502	489	469
GN ReSound	2.034	2.198	2.211	2.542	2.486	2.380
GN total	2.495	2.689	2.704	3.044	2.975	2.849
Development projects developed in-house						
GN Netcom	69	76	78	82	90	98
GN ReSound	319	337	345	363	386	408
GN total	388	413	423	445	476	506
Inventories						
GN Netcom	180	220	364	427	378	454
GN ReSound	298	307	311	320	326	340
GN total	478	527	675	747	704	794
Trade receivables						
GN Netcom	444	616	742	682	654	658
GN ReSound	563	624	641	667	698	695
Other**	45	44	42	38	37	33
GN total	1.052	1.284	1.425	1.387	1.389	1.386
Trade payables						
GN Netcom	195	322	389	228	263	283
GN ReSound	115	113	96	181	136	146
Other**	19	15	16	55	39	28
GN total	329	450	501	464	438	457

*) Incurred development costs do not include share of amortization of other intangible assets acquired in company acquisitions.
**) "Other" comprises Telegraph Company, GN Ejendomme, corporate staff, corporate finance and eliminations.

GN Store Nord A/S Lautrupbjerg 7 P.O. Box 99 DK-2750 Ballerup Tel.: +45 45 75 00 00 Fax: +45 45 75 00 09 www.gn.com info@gn.com Co. Reg. No. 24257843

Quarterly Statement of Cash Flows

(DKK millions)	Q1 2005 (unaud.)	Q2 2006 (unaud.)	Q3 2005 (unaud.)	Q4 2005 (unaud.)	Q1 2006 (unaud.)	Q2 2006 (unaud.)	YTD 2005 (unaud.)	YTD 2006 (unaud.)	Total 2005 (aud.)
Operating activities									
Earnings before interest and tax (EBIT)	176	211	211	225	97	51	387	148	823
Depreciation, amortization and impairment	73	73	91	106	91	95	146	186	343
Other adjustments	54	42	19	-	28	(90)	96	(58)	115
Cash flow from operating activities before changes in working capital	303	326	321	331	216	178	629	392	1.281
Change in inventories	27	(34)	(139)	(42)	22	(18)	(7)	(95)	(188)
Change in receivables	(68)	(235)	(177)	29	(22)	(96)	(303)	[illegible]	(451)
Change in trade payables and other payables	21	158	144	(60)	(41)	79	179	[illegible]	263
Total changes in working capital	(20)	(111)	(172)	(73)	(41)	(134)	(131)	(175)	(376)
Cash flow from operating activities before financial items, restructurings and tax	283	215	149	258	175	42	498	217	905
Interest and dividends, etc. received	2	2	-	8	2	3	4	5	12
Interest paid	(6)	(5)	(5)	(14)	(13)	(15)	(11)	(28)	(30)
Restructurings, paid	(6)	[illegible]	-	(2)	(12)	(18)	(6)	(30)	(8)
Tax paid, net	(12)	(6)	(8)	(25)	(6)	(10)	(18)	(16)	(51)
Cash flows from operating activities	261	206	136	225	146	2	467	148	828
Investments									
Development projects, acquired and developed in-house	(37)	(51)	(44)	(56)	(66)	(67)	(88)	(133)	(188)
Acquisition of other intangible assets and property, plant and equipment, net	(32)	[illegible]	(48)	(60)	(116)	(155)	(74)	(271)	(182)
Acquisition/disposal of other non-current assets, net	3	[illegible]	(17)	(40)	(2)	145	(6)	143	(63)
Acquisition/disposal of listed securities	2	[illegible]	-	-	-	[illegible]	3	[illegible]	3
Acquisition of companies	-	[illegible]	-	(305)	-	[illegible]	(17)	[illegible]	(322)
Disposal of discontinuing operations, including settled liabilities in relation to discontinuance of operations	-	[illegible]	-	1	-	[illegible]	-	[illegible]	1
Cash flows from investing activities	(64)	(118)	(109)	(460)	(184)	(77)	(182)	(261)	(751)
Cash flows from operating and investing activities	197	88	27	(235)	(38)	(75)	285	(113)	77
Financing activities									
Increase of short-term liabilities	39	74	(20)	88	(114)	[illegible]	113	[illegible]	181
Acquisition of treasury share	(51)	(349)	-	-	(52)	(348)	(400)	[illegible]	(400)
Share options exercised	1	30	4	4	21	2	31	[illegible]	39
Increase/reduction of non-current liabilities	(50)	200	(50)	182	294	550	150	[illegible]	282
Paid dividends to shareholders	(103)	(24)	-	-	(103)	(21)	(127)	[illegible]	(127)
Foreign exchange adjustments etc.	(6)	9	(7)	(1)	5	[illegible]	3	[illegible]	(5)
Cash flows from financing activities	(170)	(60)	(73)	273	51	205	(230)	256	(30)
Net cash flows	27	28	(46)	38	13	130	55	143	47
Cash and cash equivalents, beginning of the period	67	95	124	79	120	132	67	120	67
Foreign exchange adjustments, cash and cash equivalents	1	1	1	(1)	(1)	(1)	2	(2)	2
Cash and cash equivalents, beginning of the period	68	96	125	78	119	131	69	118	69
Cash and cash equivalents in acquired companies	-	[illegible]	-	4	-	[illegible]	-	[illegible]	4
Cash and cash equivalents, end of the period	95	124	79	120	132	261	124	261	120

Quarterly Cash Flow Statement by Business Area

	Q1 2005	Q2 2006	Q3 2005	Q4 2005	Q1 2006	Q2 2006	YTD 2005	YTD 2006	Total 2005
Cash flow from operating activities before changes in working capital									
GN Netcom	104	135	131	162	99	13	239	112	532
GN ReSound	202	203	198	180	121	172	405	293	783
Other	(3)	(12)	(8)	(11)	(4)	(9)	(15)	(13)	(34)
GN total	303	326	321	331	216	176	629	392	1.281
Cash flow from operating activities before financial items, restructurings and tax									
GN Netcom	129	96	(41)	(1)	170	(14)	215	[illegible]	173
GN ReSound	154	144	198	270	(11)	100	298	[illegible]	764
Other	-	(16)	(6)	(11)	16	(44)	(15)	[illegible]	(32)
GN total	283	215	149	258	175	42	498	[illegible]	905

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

GN

This publication is available in Danish and English.
In case of any discrepancies, the English version shall be the governing text.

October 2, 2006

ANNOUNCEMENT NO: 28

GN Enters into Agreement to Sell GN ReSound to Phonak

Summary: GN has signed an agreement to sell GN ReSound at a price of DKK 15.5 billion, which is expected to yield an accounting profit of at least DKK 10 billion. The transaction is expected to be completed in the first half of 2007. The full-year forecast exclusive of results relating to GN ReSound is adjusted due to a weaker outlook for the headset operations. The Supervisory Board intends to capitalize GN with a net cash position of DKK 1 billion and return the remaining part of the proceeds to the shareholders. GN President and CEO Jørn Kildegaard and GN ReSound CEO Jesper Mailind will both be retiring from the Executive Management. Toon Bouten is appointed new President and CEO and will together with Executive Vice President and CFO Jens Due Olsen comprise GN's Executive Management. Toon Bouten's principal task will be to generate profitable growth.

GN has today signed an agreement to sell GN ReSound to Phonak Holding AG ("Phonak") for a total consideration of DKK 15.5 billion in cash on a debt and cash free basis. The agreement is subject to approval by the competition authorities and Phonak's subsequent rights issue to fund part of the acquisition price. The founding shareholders of Phonak, who own approx. 30% of the Phonak ordinary share capital, have committed to vote in favor of the capital increase. However, in the event that Phonak does not complete the share issuance by August 15, 2007, GN has the right to receive consideration consisting of cash and new shares at the then prevailing market price subject to a maximum number of shares. The transaction is expected to be completed in the first half of 2007.

The agreement with Phonak comprises the divestment of GN ReSound and all assets and liabilities of that company, including affiliated activities within audiologic diagnostics equipment in GN Otometrics, as well as those parts of GN Store Nord's joint corporate functions related to GN ReSound.

Net of costs related to the divestment, the transaction is expected to result in proceeds of at least DKK 15 billion and an after-tax profit of at least DKK 10 billion at closing.

Use of the Proceeds from the Transaction
The Supervisory Board intends to return approx. DKK 13 billion of the net proceeds from the divestment of GN ReSound to GN's shareholders as soon as reasonably possible

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

taking into account that GN will retain a net cash position of DKK 1 billion reflecting GN's future requirements for working capital requirements.

The Supervisory Board intends to convene an *extraordinary general meeting* at which the shareholders will be asked to consider a resolution to return excess cash in the form of a capital reduction. It is expected that the extraordinary general meeting will be held immediately after closing and that the write-down of the share capital can subsequently be made after the statutory three-month waiting period.

The Supervisory Board will continue to support that GN's cash and cash equivalents are kept at the level of approx. DKK 1 billion. Any surplus cash not needed for acquisitions or other major investments will, when appropriate, be returned to the shareholders by way of share buybacks and dividends.

Strategic Rationale for the Divestment

For a number of years, GN's strategic platform has been to build technology-based activities which can achieve leadership in their respective markets through organic growth and acquisitions.

Since launching "The new GN" in January 2003, GN has focused partly on headsets and partly on hearing instruments including audiologic diagnostics equipment. The goal has been to achieve leading global positions in all activities since critical mass is essential in order to fund necessary investments in development, sales and marketing, so that the activities can generate attractive earnings. Therefore, GN has actively consolidated the relevant industries, not only within headsets, but also within hearing instruments, acquiring and integrating five manufacturers into GN ReSound over a period of time.

The outcome of this strategy is that GN is now the world's largest manufacturer of headsets and, through its size and strong tradition of innovative product launches, GN has every possibility of developing into a very attractive business in high-growth markets.

GN has not achieved the same global position within hearing instruments and, moreover, the need for critical mass in the industry is constantly intensifying because the demand for more frequent and faster product launches in all price categories is constantly increasing, necessitating ever greater investments in development, marketing and sales. Therefore, on July 5, 2006 GN announced that a strategic review would be initiated for GN ReSound and its affiliated activities in GN Otometrics. The review was to clarify whether the shareholders' interests would be best served by letting GN ReSound form part of further industry consolidation or whether the business could generate similar value by adhering to the strategy of organic growth complemented by minor acquisitions and investments at the distribution and retail level.

JP Morgan plc was engaged to assist GN in the strategic review and to run a structured process in which a group of strategic and financial investors were invited to indicate their interest in acquiring GN ReSound. Based on these indications, certain interested parties were given the opportunity to carry out due diligence and submit binding bids. The Supervisory Board of GN believes that, based on overall assessment of price, terms and

conditions, the agreement to sell GN ReSound to Phonak is the most attractive solution to GN's shareholders.

GN Chairman Mogens Hugo Jørgensen said: "The price reflects the fact that the process has been competitive and that significant synergies may be achieved when we unite the forces of Phonak and GN ReSound in creating a global hearing health care powerhouse. The price exceeds the implicit value of GN ReSound as expressed in the price of GN's shares before the process was initiated in July. And the price produces a higher return to the shareholders than we could realistically have hoped to generate on our own."

JP Morgan plc acted as sole M&A advisor to GN on this transaction and the Supervisory Board has received a fairness opinion from JP Morgan plc, which confirms that the offer price is fair to GN's shareholders from a financial point of view.

"We are very pleased with the outcome of the process and we are confident that we have found a good new home for GN ReSound and GN Otometrics. There is a strong business, cultural and geographic match between ours and Phonak's organizations. With this solution and given Phonak's impressive track-record, we have established a platform for future growth for the benefit of the employees and the other stakeholders," said the GN Supervisory Board Chairman. He was also pleased that Phonak intends to maintain GN ReSound's brands, sales organizations and competence centers. In addition, Phonak has announced its intention to submit that a member of GN's Supervisory Board is elected to Phonak's Board of Directors, underlining the common perception of this transaction as a partnership.

Future Management and Organization
After the divestment, GN will be a dedicated manufacturer of headsets. This entails a number of management and organizational changes.

GN's Supervisory Board will be changed to best handle the company's new challenges and focus. Additional capabilities will be added to the Supervisory Board within international manufacturing, sales and marketing of technology products and consumer electronics. The more specific proposals will be presented at the annual general meeting in 2007.

In the course of the strategic review of GN ReSound, GN's President and CEO Jørn Kildegaard, announced that if the outcome of the investigation was a divestment of GN ReSound, he would want to resign from his position because it would signify a material change to the nature of his job. Jørn Kildegaard therefore leaves his position with GN effective today, but he will make his services available to the company during a transition period in order to ensure a successful handover to his successor. The Supervisory Board has accepted his resignation and would like to thank Jørn Kildegaard for his great efforts and the results achieved in GN. Since January 2003, the company's market capitalization has increased from approximately DKK 4 billion to approximately DKK 17 billion, and more than DKK 1.2 billion has been returned to the shareholders by way of dividends and share buybacks.

Also effective today, Jesper Mailind, CEO of GN ReSound, has retired from GN's Executive Management as he will move with GN ReSound to Phonak.

Toon Bouten has been appointed new President and CEO of GN effective today. Until recently, Toon Bouten was Executive Vice President of Philips Consumer Electronics, in charge of Consumer Electronics EMEA (Europe, Middle East, Africa). The division represents a large proportion of Philips' Consumer Electronics operations, which generate revenue of EUR 10 billion (approx. DKK 75 billion). In appointing Mr. Bouten, the Supervisory Board took into account the significant results he has achieved in international groups focusing on consumer electronics and technology and his experience as a CEO of listed companies. The Supervisory Board also believes that his management style and dynamics will be a great asset to GN.

Toon Bouten (47) is a Dutch national and lives in Germany. He graduated from the University of Technology in Eindhoven, the Netherlands, in 1984 and joined Philips the same year. After appointments in various countries, including Sweden and Germany, he ended his career with Philips in 1993 as Director of Consumer Electronics. From 1994 to 2000, he was Vice President, Consumer Group EMEA with Compaq, responsible for sales in 22 countries as well as for OEM sales. From 2000 to 2001, he was CEO of Jobline International AB, Europe's largest on-line search company, which was listed on the Stockholm Stock Exchange during his period of employment. From 2002 to 2004, he worked as a consultant focused on strategy and restructuring, and his activities during this period included positions as interim CEO of the German-based listed consultant firm Plaut AG and the listed Dutch-based technology company AND International Publishers N.V. In 2004, he returned to Philips as head of Consumer Electronics EMEA in charge of sales and marketing in 48 countries, product management, supply chain, service, administration, etc. He reorganized the activities focusing on profitability in 2004-05 and in 2006 with parallel focus on growth, and he has achieved strong results.

Toon Bouten makes up the Executive Management of GN together with Jens Due Olsen, Executive Vice President and CFO.

Hans Henrik Lund, currently president of GN's Headsets Division, has previously indicated that at some point in time he would want to pursue new challenges outside GN. As a result of the new, single-tier management structure, Hans Henrik Lund believes that now is the right time to do so and, as a result, he will leave his position after completing an appropriate handover to Toon Bouten.

After the divestment of GN ReSound, all GN employees in Denmark, except for a development department based in Aalborg, will have relocated to GN's headquarters in Ballerup by the end of the first quarter of 2007. The plan is that Phonak will lease a part of GN's headquarters.

As a result of the transaction the costs of group functions are expected to fall from approximately DKK 50 million in 2006 to approximately DKK 30 million in 2007. This figure does not include certain transitional costs associated with the separation of GN ReSound from GN. These costs will be further assessed and communicated at closing.

Results and Forecasts of the Continuing Business
At the same time, GN hereby provides information about the disappointing performance of the headset operations in third quarter and announces changes to the full-year forecast. All third quarter figures are preliminary and thus subject to uncertainty.

The CC&O business (headsets for offices and contact centers), exclusive of Hello Direct, continued to improve in third quarter with organic growth of approx. 12% and revenue of approx. DKK 280 million. Growth accelerated further in Europe, CC&O Headsets' largest and most profitable market, and in Asia Pacific, whereas growth in North America continues to be modest. As usual, the third quarter was affected by a sales slowdown during the summer months, July and August, followed by strong growth in September. As a result of the planned increased investments in R&D, sales and marketing, EBITA (exclusive of Hello Direct) was largely as expected at around DKK 30-35 million.

As previously announced, Hello Direct, the US sales channel, has discontinued a large-scale "Try'n'Buy" campaign under which potential customers were offered to try out headsets and return them if they did not want to buy them. GN expensed DKK 55 million for the six months ended June 30, 2006 to cover the expected losses and campaign costs based on expectations at the time primarily related to collecting aged receivables. Since then, GN's controllers and independent auditors have closely examined the business, and efforts to recover receivables have been intensified. As these efforts have not produced the necessary results, it has been decided to make an additional provision of DKK 60 million for additional potential bad debts. Sales in Hello Direct also have not met expectations although an improvement was recorded in September. In light of the performance of the sales channel, its general manager Terry Flynn has left the company and until further notice Hello Direct will be under the management of David Wood, the head of GN's US headset operations.

Due to the performance of Hello Direct, the CC&O full-year revenue forecast is reduced to DKK 1.6-1.7 billion. EBITA for the CC&O business in 2006 including Hello Direct is forecast at approximately DKK 100 million due to the significant non-recurring costs of DKK 115 million from Hello Direct. Excluding Hello Direct, the EBITA margin of CC&O Headsets is forecast at around 18%, down from the previous forecast of 19-20%.

Third quarter mobile headset revenue under the Jabra brand fell short of the forecast. Revenue was approx. DKK 210-220 million, which is a decline from Q3 2005. Market trends indicate an increase in sales of low-end products to telecoms operators that bundle headsets with cell phones. Jabra's own new products in the low-end segment, the Basic line, have been well received. In addition, strong growth was recorded in sales of the exclusive and award-winning Jabra JX10 headset.

Revenue from sales of mobile headsets to OEM customers dropped to DKK 120-130 million in third quarter. The significant decline was due to the postponement of orders by a major OEM customer. In addition, sales were impacted by technical issues involving two customer-specific products, but these problems have now been solved.

The decrease in revenue and the lower margins on low-end sales implied that, overall, Mobile Headsets generated an unsatisfactory EBITA loss of around DKK 85 million in the

third quarter, of which about DKK 40 million was attributable to write-downs on component and finished goods inventories caused by the lower level of activity.

However, a stronger momentum was recorded in Jabra sales in September, and the order intake for delivery in the fourth quarter showed a growing trend, especially from US sales channels. As a result of these factors, Mobile Headsets is expected to generate an overall improvement in the fourth quarter relative to the third quarter performance. Still, the sales mix shift towards low-end products and reduced OEM orders are not expected to be reversed. The forecast for Mobile Headsets is therefore reduced to a revenue of approx. DKK 1.7-1.8 billion and an EBITA loss of approx. DKK 150 million.

Overall, this implies that GN's headset activities are expected to generate revenues of approx. DKK 3.3-3.5 billion and an EBITA loss of approx. DKK 50 million in 2006. EBITA will be impacted by non-recurring costs of DKK 155 million from Hello Direct and the inventory write-downs.

Strategy of the Continuing Business

The unsatisfactory performance means that the first priority will be to restore profitability and increase growth and cash flows of the headset operations. GN has a strong foundation on which to base these efforts. Being the world's largest independent manufacturer of headsets, GN enjoys significant economies of scale. GN also has a strong tradition for adapting technologies and using them to create innovative products, and GN currently has the most diversified product portfolio on the market. In addition, GN is a recognized supplier and business partner to OEM customers, telecoms operators, IT distribution channels as well as retail channels, and Jabra is a recognized brand. The challenge ahead will be to exploit these positions of strength on global markets with very attractive growth rates in the best possible way.

The **office market** is expected to experience annual growth rates of about 25% in the years ahead, driven in particular by the following factors: The advantage of wireless headsets is becoming more and more evident and new and more retail-oriented sales channels and IT distributors are beginning to carry these products. IP telephony is steadily becoming more popular and GN's target remains to become the leading manufacturer of headsets for offices. In order to achieve this, GN must establish a position as the leader in VoIP solutions and offer the right products; keep the overall product portfolio updated at all times, including by adding more low-price office products; and strengthen its sales, marketing and distribution know-how.

The **contact center market** is expected to produce stable single-digit growth rates in the next few years. This market differs from the office market in that sales are made generally through system integrators and in the high requirements to product functionality and comfort. GN aims to protect its position on this attractive market by constantly developing its product portfolio and by growing with the contact center industry in general, including by penetrating new markets.

While growing strongly, Bluetooth headset penetration remains low on the **mobile market**. The number of headsets sold has risen from about 32 million last year to close to 50 million this year. Current trends indicate that market growth is based generally in the

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

low-price segment. This makes it essential for GN to be a supplier to OEM manufacturers and telecoms operators offering low-price products while at the same time covering the rest of the market with the company's own Jabra branded products. Headsets for music applications is an emerging opportunity that emphasizes the current market convergence.

GN's new President and CEO, Toon Bouten, and the rest of the company's management will now develop GN's future strategic platform. The conclusions are expected to be presented in conjunction with the Q4 results in February 2007.

In the short term, GN will take action in four core areas in order to restore profitability and enhance growth and cash flows.

- The Jabra brand will be introduced in all channels in order to increase awareness and strengthen brand impact across the converging mobile and office markets. In addition, by focusing on a single brand, GN will make its investments in branding and promotions more effective. As a result, a number of products will be re-branded during 2007 and all new products will carry the Jabra label.

- GN will launch more products at ever shorter intervals. More products will be brought to market and they will be differentiated more strongly. High priority will be given to more entry level products targeting the office market and to developing low-price solutions for OEM manufacturers and telecoms operators in the mobile market.

- GN will increase its efforts in sales, marketing and distribution, especially in the Mobile Headsets business. The focus on sales channels and end users will be intensified sharply, and know-how in key account management and support will be strengthened.

- The cost structure will be trimmed across the value chain. GN intends to reduce inventories, optimize the global supply chain and achieve the synergies from the mid-May 2006 combination of its headset operations into one global organization.

Transaction Bonus and Share Options

In connection with the divestment of GN ReSound, a number of employees, including the members of the Executive Management, will receive an aggregate amount of DKK 54 million. This amount consists of transaction bonuses and the costs of a retention program for managers whose active and loyal contributions have been crucial in the process of securing the substantial profit from the divestment of GN ReSound.

In light of the divestment of GN ReSound, the Supervisory Board has decided to accelerate, at closing, the outstanding stock options granted to employees in GN ReSound, GN Otometrics and Jørn Kildegaard and Jesper Mailind. As of September 30, 2006, this group has 2.8 million share options, equivalent to 1.3% of GN's share capital at an average strike price of DKK 48.

The option program for GN's other managers and specialists will not be affected.

GN's Full-Year Forecast
From October 1 and until the final approval of the divestment, GN ReSound's operations will be recognized in the financial statements under the line item 'discontinuing activities'. In fourth quarter 2006, a profit of DKK 250-275 million is expected on discontinuing activities, excluding the profit from the divestment of GN ReSound, which is consistent with the previous full-year guidance for GN ReSound and GN Otometrics.

Revenue from GN's headset activities in 2006 is projected at DKK 3.3-3.5 billion (down from approx. DKK 4.1-4.2 million), with an EBITA loss of DKK 50 million (down from approx. DKK 285 million). These unsatisfactory results are significantly impacted by the losses in Hello Direct. Excluding the costs of closing down Hello Direct's Try'n'Buy programs of DKK 115 million and inventory write-downs of DKK 40 million, EBITA is forecasted at DKK 105 million.

Group functions are expected to have a negative impact on EBITA of approximately DKK 50 million which is unchanged. Net financials are expected to be DKK (50) million including the effect of the year's share buyback program of DKK 400 million.

In total, EBITA for continuing activities is expected to be approx. DKK (100) million and profits before taxes are expected to be approx. DKK (150) million.

The forecasts are based on an assumption of an average US dollar - Danish kroner exchange rate of 6.

The forecasts do not include the claims made against Telekommunikacja Polska S.A. by DPTG I/S in which GN holds a 75% ownership interest. DPTG I/S has made a claim for DKK 5.0 billion in reimbursement for traffic revenue on the Polish cable network during the period from 1994 until the middle of 2005. For confidentiality reasons and due to the pending arbitration case, GN is precluded from making any further comments in the matter.

Further Information
An analyst and press meeting about this announcement will be held today at 1:00 p.m. CET at GN's headquarters at Lautrupbjerg in Ballerup, Denmark. GN will be represented by Mogens Hugo Jørgensen, Chairman, Toon Bouten, President and CEO and Jens Due Olsen, Executive Vice President and CFO. The presentation will be webcast live from 1:00 p.m. CET at www.gn.com.

For further information, please contact:

Mogens Hugo Jørgensen
Chairman

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Due Olsen
Exectutive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00